FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2003

Banco Itau Holding Financeira S.A.
(Itau Holding Financing Bank S.A.)
(Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100
04344-902 Sao Paulo, SP, Brazil (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Itau Holding Financeira S.A.> (Registrant)

Date: August 13, 2003	By:	/s/ Alfredo Egydio Setubal Name: Alfredo Egydio Setubal Title: Investor Relations Officer

	By:	/s/ Silvio Aparecido de Carvalho Name: Silvio Aparecido de Carvalho Title: Chief Accounting Officer

Banco Itaú Holding Financeira S.A. Consolidated Financial Statements and Management Discussion and Analysis/June 30, 2003

Information on the results for the First Half of 2003

We are pleased to inform the results and significant events of Banco Itaú Holding Financeira S.A. for the first half of 2003.

These achievements reflect the precious support and incentive of our clients and stockholders, and the dedication of our employees and suppliers.

The Management Report and complete Financial Statements will be published in the newspapers “Gazeta Mercantil” and “Diário Oficial do Estado de São Paulo”, of August 7, 2003 and are already available at the Itaú site on the Internet (www.itauir.com).

1.

Itaú Holding obtained consolidated net income of R$ 776 million in the second quarter, with an annualized profitability of 32.1% (R$ 1,490 million and 29.6% at the six-month period). Banco Itaú-BBA and Banco Fiat contributed with R$ 62 million to net income for the quarter (R$ 166 million in the first six months). In the semester taxes and contributions were paid or provided in the amount of R$ 1,862 million. Consolidated stockholders’ equity of R$ 10,772 million increased 7.9% on the first quarter of 2002 (19.2% at the six-month period) and referential equity reached R$ 17,364 million. Itaú Holding’s market capitalization reached R$ 22,608 million, the highest among the Brazilian banks.

2.

The efficiency index reached 46.0% in the quarter (42.9% at the six-month period), a very significant improvement in relation to the 55.0% of the second quarter of 2002, which reflects the effort of the whole organization acting moved by a great commitment of people.

3.

The consolidated assets reached R$ 106,799 million, an increase of 23.8% in the last 12 months. The loan portfolio increased 28.0% in relation to the same 2002 period, reaching R$ 44,586 million. One of the factors for this increase was the consolidation of Bancos BBA and Fiat portfolios.

4.	Total resources increased 23.2% on the same 2002 period, totaling R$ 155,905 million.
5.	Total technical provisions of insurance, pension plan and capitalization reached R$ 5,388 million, an increase of 55.8% compared to the same 2002 period.
6.

The Public Offers Bid (OPA), outstanding in the market, for the shares issued by Banco Beg S.A., Banco Bemge S.A. and Banco Banestado S.A. were approved by CVM and will occur on August 25, 2003 in Bovespa, aiming at the cancellation of the registration of these institutions as listed companies. Itaú Holding management considers this procedure as appropriate, due to the reduced percentage of outstanding shares with minority stockholders, characterizing their low liquidity. This after also aims at that a single financial institution of Itaú Conglomerate has shares traded in the Stock Exchange.

7.

For the second year in a row, Itaú was elected the most valuable brand of the country, according to a study of the British consulting company, Interbrand. This study evaluates the importance and influence of a brand in company results, considering its performance, market relations, and the capacity to face highly competitive markets. Interbrand estimated that the current value of Itaú brand is US$ 1,093 million, a significant increase from US$ 970 million in 2001. This is an important acknowledgement, which stresses the consistency of Itaú Holding management philosophy and business strategy.

8.

Total Conglomerate employees was 42,262 at the end of the six-month period. The fixed compensation of the staff plus charges and benefits totaled R$ 1,162 million, representing R$ 27 thousand per employee in average, in the six-month period. Social benefits provided to the employees and their families amounted to R$ 218 million. R$ 20 million was invested in training programs.

9.

Itaú Social Foundation (Fundação Itaú Social) invested a significant amount in Itaú Social Program (Programa Itaú Social) projects focused on education – elementary school and public health. Itaú Cultural promoted in São Paulo 21 music shows, ten movie and video sessions, 12 meetings with writers, journalists and movie, radio and TV professionals and two exhibitions that attracted more than 129 thousand visitors.

10.

Itaú was appointed by Euromoney Magazine as the best Brazilian bank for the sixth year in a row. Latin Finance Magazine acknowledged Itaú as the Best Domestic Bank in Latin America of the last 15 years. In the social and cultural fields, it is worth mentioning the 2003 Eco Award (Prêmio Eco), granted by the American Chamber of Commerce of São Paulo, which acknowledged the following projects: Escrevendo o Futuro, in the education category, and Rumos Itaú Cultural, in the culture category.

São Paulo, August 4, 2003 Olavo Egydio Setubal Chairman of the Board

Management Report - First Half of 2003

To our Stockholders:

We are pleased to present the Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for the first half of 2003, which have been prepared in accordance with the regulations of the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM).

THE ECONOMY

The Government has restated its commitments toward monetary and fiscal discipline, and has endeavored to go forward with institutional reforms, thus contributing to a gradual recovery of the trust in the Brazilian economy, and resulting in a decrease in the sovereign risk and the appreciation of the Brazilian Real.

The average inflation rate recorded by the General Price Index (IGP), that sky rocketed 21.5% in second half of 2002, decreased to 4.5% in the first half of 2003, with two consecutive months of deflation (May and June). Consumer prices – measured by the Broad Consumer Price Index (IPCA) – dropped to 6.6% from 9.3% in the same period, with 0.2% deflation in June. The drop in inflation allowed a 0.5% cut in Brazil’s base rate (SELIC) in June to 26.0% per annum, and an additional 1.5% cut in July, while new reductions are expected in the coming months.

Economic activity showed some signs of a downturn, where the only positive results were posted by the agribusiness and export industries, while employment and income remained at low levels. The fall in interest rates may promote an economic comeback in the coming months.

The trade surplus reached US$ 10.4 billion this half, fourfold the US$ 2.6 billion posted in the same period of 2002. Even after the recent appreciation of the Real, no major difficulties are expected this year to strike a balance on foreign trade accounts.

The fiscal surplus reached 5.4% of GDP, a 0.7% increase as compared to the first half of 2002, as a result of the decrease in government expenditure and local currency appreciation. The net public debt decreased to 55.4% of GDP in June 2003, from 56.5% in December 2002.

ACKNOWLEDGEMENTS

Itaú was appointed by Euromoney Magazine as the best Brazilian bank for the sixth year in a row. Latin Finance Magazine acknowledged Itaú as the Best Domestic Bank in Latin America of the last 15 years. Itaú has also won the 2003 Eco Award (Prêmio Eco), which is granted by the American Chamber of Commerce of São Paulo, for its social and cultural initiatives. This award acknowledged the following projects: “Escrevendo o Futuro” and “Rumos Itaú Cultural”, in the education and culture categories, respectively.

MAIN FINANCIAL INDICATORS

Net income for the second quarter, R$ 776 million (R$ 1,490 million for the six-month period), was consistent with the bank’s performance in recent years. Its annualized profitability reached 32.1% in the quarter (29.6% at the six-month period). The efficiency ratio, which shows the relation between corporate expenses and revenue, reached 46.0%, a quite significant improvement as compared to the 55.0% in the second quarter 2002, reflecting the organization-wide effort to control costs and increase revenue. Banco Itaú-BBA, Banco Fiat and Fináustria contributed with R$ 62 million to net income for the quarter (R$ 166 million in the first six months).

Itaú Holding has the highest market value at stock exchanges amongst Brazilian banks: R$ 22,605 million.

	1H 2003	2Q 2003	1H 2002	2Q 2002	Change 1H 2003 vs. 1H 2002 (%)	Change 2Q 2003 vs. 2Q 2002 (%)
Results – R$ million
Net income from financial operations	4,540	2,008	2,942	1,531	54.3	31.2
Operating income	3,233	1,314	1,614	915	100.3	43.7
Consolidated net recurring income	2,039	793	1,071	567	90.4	39.8
Consolidated net income	1,490	776	1,048	544	42.2	42.7
Net income per thousand shares – R$
Consolidated net income	13.03	6.77	9.41	4.89	38.4	38.4
Book value	94.17	94.17	74.47	74.47	26.5	26.5
Interest on own capital	4.19	1.54	1.62	0.55	158.6	180.0
Price of Registered Preferred Share (PN) (1)	197.61	197.61	160.27	160.27	23.3	23.3
Price of Common Share (ON) (1)	178.48	178.48	160.42	160.42	11.3	11.3
Total interest on own capital - R$ million	479	176	180	61	165.8	190.3
Market capitalization (2) - R$ million	22,605	22,605	17,838	17,838	26.7	26.7
Balance Sheet - R$ million
Total Assets	106,799	106,799	86,247	86,247	23.8	23.8
Total Loans	44,586	44,586	34,839	34,839	28.0	28.0
Own free, third-party and managed funds	155,905	155,905	126,497	126,497	23.2	23.2
Subordinated Debt	4,643	4,643	1,887	1,887	146.1	146.1
Consolidated Stockholders’ Equity	10,772	10,772	8,288	8,288	30.0	30.0
Capital Basis (3)	17,364	17,364	11,826	11,826	46.8	46.8
Financial ratios (%)
Annualized recurring return on equity	41.4	32.9	27.5	30.3
Annualized return on equity	29.6	32.1	26.9	29.0
Return on assets	2.8	2.9	2.4	2.5
Solvency Ratio (3)	18.5	18.5	15.3	15.3
Efficiency ratio	42.9	46.0	55.2	55.0
Fixed asset ratio (3)	32.5	32.5	33.9	33.9

(1) Based on the average quotation in the month of June.
(2) Calculated based on the average quotation for preferred shares in June.
(3) Based on capital calculated in accordance with Resolution 2837, and the economic-financial consolidation.

 SIGNIFICANT EVENTS IN THE PERIOD

Itaú: The Most Valuable Brand in Brazil

For the second year in a row, Itaú was elected the most valuable brand of the country, according to a study of the British consulting company, Interbrand. This study evaluates the importance and influence of a brand in company results, considering its performance, market relations, and the capacity to face highly competitive markets. Interbrand estimated that the current value of Itaú brand is US$ 1,093 million, a significant increase from US$ 970 million in 2001.

This is an important acknowledgement, which stresses the consistency of Itaú Holding management philosophy and business strategy. It also shows its resource management efficiency and focus on improving continuously its relations with strategic stakeholders – clients, stockholders, employees, governmental entities and other.

Delisting of Beg, Bemge and Banestado Banks

The Public Offers for all the outstanding shares of Banco Beg S.A., Banco Bemge S.A. and Banco Banestado S.A. were approved by CVM. The settlement of the Public Offers will occur next August 25 at the São Paulo Stock Exchange (Bovespa) and will cancel the registration of these banks as publicly listed companies.

Itaú Holding management understands that the timing for this procedure is appropriate due to the low number of outstanding shares held by minority shareholders, which translates into low liquidity. The remaining shareholders hold just the following stakes in total capital: 1.16% in Beg, 0.15% in Bemge and 2.60% in Banestado.

These Public Offers are also intended to ensure that only one financial institution of the Itaú Conglomerate has its shares traded in the stock market.

Note that these three institutions will continue to provide services to the respective communities through their branch and ATM networks, fully integrated with Itaú’s own network.

ASSETS AND LOANS

Itaú Conglomerate consolidated assets reached R$ 106,799 million, growing 23.8% compared to the same period in 2002. The loan portfolio reached R$ 44,586 million, a significant increase of 28.0% as compared to the first half of 2002, but relatively stable (except for exchange variation) in relation to the first quarter of the year. One of the reasons for this growth was the consolidation of the portfolios of Bancos BBA and Fiat (R$ 11,506 million).

Interbank deposits and investments in securities increased 21.2% in relation to June 2002.

(In millions of R$)	06/30/03	03/31/03	12/31/02	06/30/02	Change vs. 1Q 2003 (%)	Change vs. 1H 2002 (%)
Total loans	44,586	46,390	45,414	34,839	(3.9)	28.0
Local currency	31,174	31,203	29,189	23,877	(0.1)	30.6
Individuals	14,430	14,378	12,451	11,994	0.4	20.3
Small businesses and middle market	3,866	3,906	3,785	3,049	(1.0)	26.8
Large companies	12,878	12,919	12,953	8,834	(0.3)	45.8

Foreign currency	13,412	15,187	16,225	10,962	(11.7)	22.3
Foreign trade	8,694	10,772	11,242	6,918	(19.3)	25.7
Banco Itaú Buen Ayre	558	528	476	360	5.5	55.0
Other	4,160	3,887	4,507	3,684	7.0	12.9

Interbank deposits	14,852	15,131	16,972	13,471	(1.8)	10.3
Securities	25,506	25,992	25,188	19,818	(1.9)	28.7

CREDIT POLICY AND PROVISIONS

In the quarter, R$ 484 million (R$ 932 million at the six-month period) was added to the allowance for loan losses. In addition to the minimum provisions – required by Central Bank of Brazil (BACEN) Resolution 2682/99 – totaling a R$ 2,234 million, Banco Itaú Holding records an excess provision of R$ 848 million. These two provisions total R$ 3,082 million, which was equal to 8.0% of the consolidated portfolio, not including co-obligations. In March 2003, this percentage was 7.9% and in June 2002 was 9.7%. This amount also exceeds non-accrual loans by R$ 1,298 million, which in turn represent 4.7% of the total portfolio (5.9% in June 2002). A total of R$ 136 million (R$ 222 million at the six-month period) which had previously been written off was recovered in the second quarter.

Notwithstanding the unfavorable economic scenario and the high unemployment rates, Banco Itaú Holding’s default indices remained under control this half, with a small increase of 0.1 percentage points. The share of overdue installments in total portfolio increased to 2.7% in June 2003 from 2.6% in December 2002.

FUNDS RAISED AND MANAGED

Total consolidated funds of Banco Itaú Holding reached R$ 155,905 million.

We highlight the recovery of fund raising in investment funds, which increased 7.3% in the quarter (14.8% this half).

In this quarter, Itaú Holding and its subsidiaries recorded R$ 67,142 million of assets under management, ranking second among private banks in the Brazilian market. This position reflects its asset management quality.

The integration of the team, customers, managed portfolios and BBA Investimentos mutual funds into Banco Itaú consolidated the leadership Itaú as the largest private asset manager among Institutional investors, with a total portfolio of R$ 22,244 million.

With a portfolio of 7,000 customers, Itaú has a solid position in Brazil and overseas, being the leader in the private bank segment with managed assets amounting to approximately R$ 15 billion.

In the second quarter, the Itaú Conglomerate twice raised funds in the international fixed-income market, totaling approximately US$250 million, through the placement of Eurobonds. The group fully attained its objectives, namely diversifying its investor base and improving market fund raising costs.

The improvement is Brazil’s country risk led to an increase in credit facilities available, with a decrease in fund raising costs. As regards the domestic capital market, Banco Itaú-BBA advised customers in fund raising transactions totaling R$2.2 billion, just for transactions settled this quarter, a capital increase of R$350 million, a share takeover bid of R$ 9 million, and the placement of shares, worth R$110 million, in the secondary market.

(In millions of R$)	06/30/03	03/31/03	12/31/02	06/30/02	Change vs. 1Q 2003 (%)	Change vs. 1H 2002 (%)
Total funds	155,905	157,776	152,907	126,497	(1.2)	23.2
Own unrestricted funds	8,439	7,600	6,606	5,538	11.0	52.4
Deposits and borrowings	80,324	87,324	87,134	64,716	(8.0)	24.1
Demand deposits	6,775	7,296	10,196	6,253	(7.1)	8.3
Savings deposits	16,697	17,251	17,757	15,952	(3.2)	4.7
Time deposits	9,854	11,684	9,930	5,536	(15.7)	78.0
Money market borrowing	11,747	11,417	11,876	13,366	2.9	(12.1)
Acceptances and issuance of securities	5,085	5,256	4,555	3,852	(3.3)	32.0
Interbank deposits	722	1,021	533	645	(29.2)	12.0
On-lending borrowings	4,250	4,523	4,552	3,182	(6.0)	33.5
Borrowings	8,320	9,379	10,017	6,101	(11.3)	36.4
Collection of taxes and contributions	709	893	318	737	(20.6)	(3.8)
Foreign Exchange portfolio	5,338	8,087	6,708	3,369	(34.0)	58.4
Technical provisions for insurance, pension plans, and capitalization	5,388	4,804	4,403	3,459	12.2	55.8
Subordinated debt	4,643	4,966	5,707	1,887	(6.5)	146.1
Itaú Buen Ayre	796	747	582	377	6.5	111.0
Managed assets	67,142	62,852	59,167	56,243	6.8	19.4
Investment funds	62,233	57,987	54,200	49,819	7.3	24.9
Managed portfolios	4,909	4,865	4,967	6,424	0.9	(23.6)

ITAÚ CORRETORA DE VALORES

Itaú Corretora’s solid performance in the Brazilian market was acknowledged by the Financial Engineers and Consultants (EFC), which elected it the 2002 top broker for recording the best results, and by the Investidor Institutional magazine, which considered it the second best in its Ranking Top Broker 2002.

In this half, Itaú Corretora intermediated R$ 7.4 billion at Bovespa and over 2,179,000 contracts at the Commodities Futures Exchange (BM&F). Its home broker Itautrade (www.itautrade.com.br) traded R$ 455 million, which corresponds to a market share of 12.25%. These results were generated from our commitment to investors, and show that Itaú Corretora is one of the most competitive and focused brokers of Brazil.

In the international market, Itaú also had an important role in originating, distributing and trading fixed-income securities. Total volume traded reached US$ 7,147 million, of which US$ 3,318 million refer to purchases and US$ 3,829 million to sales. This performance was possible due to the joint operation of Banco Itaú trading desks, at Broker Dealer (NY) and Banco Itaú Europa Lisbon and London. According to statistical data referring to the 1st quarter of 2003 disclosed by the Emerging Markets Traders Association, Itaú trading desks currently account for 16.6% of the global turnover of Brazilian Corporate issues (non-sovereign).

DISTRIBUTION NETWORK, TECHNOLOGY AND SERVICES PROVIDED

At the end of the first half of 2003, consolidated active clients of Itaú Conglomerate exceeded 12 million, including savings accountholders and other non-current accountholders, in addition to 8 million current accountholders, who are serviced by a chain of 3,068 branches and bank service posts set up in the main Brazilian cities. The ATM network reached 18,309 terminals. Overseas, the Itaú Conglomerate network totals 83 branches, 24 bank service posts, and 224 ATMs.

This period, IT investments totaled R$ 590 million. The significant investments in technology have fostered the ongoing improvement of services provided to clients. This half, our clients and the clients of our associated banks carried out 1.2 billion transactions without intermediation of our employees – 79% of all transactions that can be performed by self-service.

The table below shows the change in convenience services to clients. Note the 33.3% increase in Home & Office Banking (Bankline) transactions.

SELF-SERVICE - VOLUMES (in million)	1st Half 2003	2nd Q 2003	1st Half 2002	2nd Q 2002	Change vs. 1H 2002%	Change vs. 2H 2002%
ATMs	691.3	365.1	522.3	271.0	32.4	34.7
Home & Office Banking (Bankline)	203.4	103.5	152.5	81.7	33.3	26.7
Preprogrammed direct debit payment	150.4	75.5	139.8	70.3	7.6	7.4
Telephone Transactions via URA	73.0	36.4	70.6	37.5	3.4	(3.0)
Shopping with Debit Card	54.2	28.1	39.7	20.4	36.5	37.5
Call Centers	19.9	10.3	19.6	10.0	1.7	3.3
Fax Transactions via URA	5.0	2.5	6.0	3.1	(18.0)	(19.3)
Total	1,197.2	621.4	950.5	494.0	25.9	25.8

BANCO ITAÚ EUROPA

The loan portfolios of Banco Itaú Europa posted a positive performance. Noteworthy are the structured foreign trade transactions, which reached US$ 396 million, most of them for by financing of Brazilian exports to the main OECD countries. In this context, Itaú Europa has operated fully tuned with the new dynamics of the Itaú Conglomerate’s market segmentation structures in Brazil, actively relating to middle market customers of Banco Itaú and corporate customers of Banco Itaú-BBA.

Itaú Europa branch in London was officially inaugurated in June. The event was attended by a large number of representatives from several financial entities operating in London. This branch will focus on the international capital market, where it has been operating since early this year, carrying out transactions in both the primary and secondary markets, involving government and private securities, with emphasis on securities issued by Brazilian and Portuguese entities.

The operation of the London branch completes the capital market operation of Itaú Conglomerate, through the São Paulo and New York trading desks (Broker Dealer - Itaú Securities). Itaú Europa also has had an outstanding role in Itaú Conglomerate’s own issues, which reached US$ 250 million in securities traded this quarter (US$ 528 million at the six-month period).

The merger of Banco Itaú Europa Luxembourg has gained Itaú Europa important synergies for capital market, treasury and derivatives activities. This bank also started to offer private banking products to its customers and increase the number revenue and fund raising sources. Deposits reached US$ 160 million. Managed assets totaled US$ 1.2 billion at the end of the period.

(In millions of R$)	06/30/03	03/31/03	12/31/02	06/30/02	Change vs. 1Q 2003 (%)	Change vs. 1H 2002(%)
Consolidated Assets	8,748	8,653	10,183	5,805	1.1	50.7
Credit Operations	2,194	2,819	2,745	1,863	(22.2)	17.8
Own unrestricted and third-party funds	8,449	8,300	9,874	5,557	1.8	52.0
Managed assets	933	1,143	1,269	862	(18.3)	8.3
Stockholders equity	762	848	868	647	(10.2)	17.7
Net income	46	21	82	31	-	49.4
Annualized return (%)	12.5	10.1	9.5	9.8	-	-
Annualized return on assets (%)	1.1	1.0	0.8	1.1	-	-
Solvency ratio %	27.8	24.5	24.5	22.8	-	-

INSURANCE, PENSION PLANS, AND CAPITALIZATION

Itaú Seguros (Itauseg) and its subsidiaries presented net income of R$ 129 million in the second quarter (R$ 292 million at the six-month period), representing an annualized return of 27.7% on stockholders’ equity of R$ 2,046 million. Consolidated premiums, excluding medical/health insurance, reached R$ 537 million and technical provisions totaled R$ 1,106 million. The claims ratio was 53.9% (55.3% at the six-month period) compared to 56.9% in the same period of 2002. The combined ratio reached 99.3%, an increase of 2.2% on 2002.

Itaú Previdência e Seguros (Itauprev) generated revenues in R$ 879 million with pension plan and VGBL premiums at the six-month period, 139.1% above the amount recorded in the same period of 2002, especially the VGBL plans, which raised R$ 567 million. The investment portfolio for pension plans, VGBL and life insurance grew 112.2% as compared to the same period of 2002, reaching R$ 3,605 million.

Technical provisions for Itaú Capitalização and Capitaliza totaled R$ 912 million.

HUMAN CAPITAL MANAGEMENT

Itaú Holding and subsidiaries employed 42,262 people at the end of the first half. Staff fixed compensation plus charges and benefits totaled R$ 1,162 million or R$ 27,000 per employee on average for the six-month period. The variable portion (profit sharing, commissions, bonuses, etc.) reached R$ 205 million, paid directly to the employees. This half, social benefits granted to employees and their dependents totaled R$ 218 million.

Itaú constantly endeavors to strengthen people management and attract, develop and retain talent, by strongly investing in the education and learning of its associates. This half, these investments totaled R$ 20 million. This period we emphasized investments in management training. Also this half, the Bank started its distance training, e-learning based program in its branches, as a new corporate education methodology. Noteworthy is the Money Laundering Prevention course, which involved 25,000 people.

SOCIAL RESPONSIBILITY

Itaú Social Foundation (Fundação Itaú Social)

Our social responsibility practices have strengthened in this period. In the second quarter, Itaú Social Foundation invested a significant amount in Itaú Social Program projects focused on education – elementary school and public health.

Among the Itaú Social Foundation initiatives, it should be highlighted the fifth edition of the Itaú-Unicef Award – Education & Participation, with record of 1,800 enrolled projects. The purpose of this award is to support the work of civil society organizations, aimed at improving the performance of low-income children and teenagers in public school.

Other activities continued to improve education. The “Escrevendo o Futuro” Award (Writing the Future award), which was widely acknowledged in 2002, has promoted activities to train educators. The Municipality Education Development Program, which aims at training and strengthening teams to create education policies according to the country region, involved 106 municipalities of various States.

The Third Voluntary School Award aims at acknowledging the education institutions that develop social projects in order to encourage voluntary work among their students. It received the enrollment of 213 projects.

Itaú Cultural Institute (Instituto Itaú Cultural)

Itaú Cultural Institute activities, which aim at promoting equal access to culture, have been well accepted by society. Among its initiatives, it should be highlighted the exhibition Art and Society - A Controversial Relationship. The event was visited by a record number of people: over 113,000 visitors from April 14 to June 29.

In São Paulo, the institute promoted 21 music shows, ten movie and video sessions, 12 events with writers, journalists and movie, radio and TV professionals, as well as an exhibition gathering over 129,000 people. The Itaú Numismática - Herculano Pires Museum was visited by almost 7,000 people.

The Rumos Itaú Cultural (Itaú Cultural Directions) - a program for the support of Brazilian artists - opened applications for the new editions of Dance and Cinema and Video, and won the 2003 ECO Award. The success of this initiative encouraged Itaú to launch a new project, called Rumos Itaú Cultural Research.

In relation to other artistic expressions, the Educational Action Center started to work with under-privileged children, aiming to promote their integration in society, through recreational and educational activities.

INDEPENDENT AUDITORS – CVM INSTRUCTION 381

The policy of Itaú Holding, its subsidiary companies, parent company or companies belonging to the same group for the engagement of non-audit services from our current independent auditors is based on the principles internationally accepted to preserve the independence of the auditor. These principles consist of: (a) the auditor should not audit his own work, (b) the auditor should not perform managerial roles for his client, and (c) the auditor should not promote the interests of its client.

During this period, PricewaterhouseCoopers Auditores Independentes did not provide to Banco Itaú Holding Financeira S.A. or its, subsidiary companies any services unrelated to the external audit which had fees that exceeded 5% of total external audit costs.

ACKNOWLEDGEMENTS

We wish to thank our stockholders for their support and trust, both of which are indispensable for Itaú Conglomerate’s continued development. We are also grateful to our customers for their trust and loyalty, which we attempt to reciprocate by providing services with quality and convenience that meet their financial service needs. To our employees and associates, we also wish to give special recognition for the efforts which they have dedicated to the Bank, enabling the Bank to achieve outstanding results, and constant improvements in our products and services.

(Approved at the Board of Directors Meeting held on August 4, 2003)

Consolidated Balance Sheet	(In thousands of Reais)

ASSETS	06/30/2003 (Note 2)		06/30/2002 (Note 2)
	With BBA and Fiat	Without BBA and Fiat
CURRENT ASSETS	76,731,887	64,923,681	59,056,277
CASH AND CASH EQUIVALENTS	1,463,200	1,423,747	2,046,416
SHORT-TERM INTERBANK DEPOSITS (Notes 4b and 5)	14,749,742	14,128,292	13,261,601
Money market	9,228,692	7,125,743	7,059,180
Interbank deposits	5,521,346	7,002,845	6,204,912
(Allowance for losses)	(296)	(296)	(2,491)
SECURITIES AND DERIVATIVES FINANCIAL INSTRUMENTS (Notes 4c, 4d and 6)	15,023,271	11,748,038	11,109,865
Own portfolio	5,809,228	5,057,932	6,289,875
Fund quotas of PGBL/VGBL	2,459,426	2,459,426	724,648
Subject to repurchase commitments	1,130,136	1,204,140	2,237,203
Pledged in guarantee	3,735,962	2,375,790	1,366,028
Derivative financial instruments	1,368,174	633,230	340,486
Deposited with the Central Bank	520,345	17,520	151,625
INTERBANK ACCOUNTS	9,602,664	9,426,239	6,919,221
Pending settlements	1,777,152	1,774,787	2,646,819
Compulsory deposits	7,824,629	7,650,603	4,262,151
Central Bank deposits	7,815,062	7,641,036	4,250,350
National Housing System	9,567	9,567	11,801
Correspondents	883	849	10,251
INTERBRANCH ACCOUNTS	18,522	18,522	9,308
LOAN OPERATIONS (Notes 4b, 4e and 7)	19,317,376	13,053,375	13,586,771
Public Sector	194,513	174,024	182,440
Private Sector	20,866,564	14,423,305	14,629,708
(Allowance for loan losses)	(1,743,701)	(1,543,954)	(1,225,377)
LEASING OPERATIONS (Notes 4b, 4e and 7)	472,521	419,588	571,795
Private Sector	506,577	452,778	619,699
(Allowance for leasing losses)	(34,056)	(33,190)	(47,904)
OTHER RECEIVABLES	15,396,103	14,038,606	11,061,241
Foreign exchange portfolio (Note 9)	7,249,826	6,717,243	4,517,986
Income receivable	1,028,084	1,017,389	831,046
Negotiation and intermediation of securities	562,927	149,727	119,669
Specific credits	6	6	-
Sundry (Note 10a)	6,665,202	6,260,521	5,619,800
(Allowance for losses) (Notes 4e and 7e)	(109,936)	(106,274)	(27,260)
OTHER ASSETS (Notes 4f and 4g)	688,488	667,274	490,059
Other	458,896	432,194	427,059
(Valuation allowances)	(137,285)	(128,363)	(147,313)
Prepaid expenses	366,877	363,443	210,313

LONG-TERM RECEIVABLES	26,786,832	23,683,413	23,693,442
SHORT-TERM INTERBANK DEPOSITS (Notes 4b and 5)	101,960	832,461	208,989
Interbank deposits	101,960	832,461	213,929
(Allowance for losses)	-	-	(4,940)
SECURITIES AND DERIVATIVES
FINANCIAL INSTRUMENTS (Notes 4c, 4d and 6)	10,482,953	9,581,020	8,707,643
Own portfolio	6,121,077	5,784,781	6,195,326
Subject to repurchase commitments	830,479	830,479	1,465,733
Pledged in guarantee	1,929,646	1,769,999	245,737
Derivative financial instruments	456,642	208,759	188,044
Deposited with the Central Bank	1,145,109	987,002	612,803
INTERBANK ACCOUNTS	296,299	296,299	209,391
Compulsory deposits	296,299	296,299	209,391
Central Bank deposits	1,446	1,446	1,436
National Housing System	294,853	294,853	207,955
LOAN OPERATIONS (Notes 4b, 4e and 7)	11,314,776	8,540,679	9,323,765
Public Sector	581,477	484,798	507,014
Private Sector	11,816,235	8,865,248	10,259,738
(Allowance for loan losses)	(1,082,936)	(809,367)	(1,442,987)
LEASING OPERATIONS (Notes 4b, 4e and 7)	355,957	310,972	546,259
Private Sector	400,127	352,602	613,642
(Allowance for leasing losses)	(44,170)	(41,630)	(67,383)
OTHER RECEIVABLES	3,906,943	3,808,124	4,410,370
Foreign exchange portfolio (Note 9)	19,837	19,837	204,465
Income receivable	1,549	-	4,174
Negotiation and intermediation of securities	-	-	589
Specif credits	-	-	60,451
Sundry (Note 10a)	3,953,132	3,846,915	4,241,253
(Allowance for losses) (Notes 4e and 7e)	(67,575)	(58,628)	(100,562)
OTHER ASSETS - Prepaid expenses (Note 4g)	327,944	313,858	287,025

PERMANENT ASSETS	3,280,433	5,658,058	3,497,469
INVESTMENTS (Notes 4h and 13b)	844,459	3,267,125	944,312
Investment in subsidiaries and affiliates	706,247	3,144,315	578,511
Investments in BBA and Fiat	-	2,438,068	-
Domestic	113,651	113,651	105,784
Foreign	592,596	592,596	472,727
Other investments	202,254	185,652	370,849
(Allowance for losses)	(64,042)	(62,842)	(5,048)
FIXED ASSETS (Note 4i)	2,155,990	2,122,391	2,287,664
Property for own use	2,169,670	2,148,858	2,432,534
Other fixed assets	2,413,683	2,362,167	2,141,291
(Accumulated depreciation)	(2,427,363)	(2,388,634)	(2,286,161)
DEFERRED CHARGES (Note 4j)	279,984	268,542	265,493
Organization and expansion expenses	556,178	518,005	497,666
(Accumulated amortization)	(276,194)	(249,463)	(232,173)
TOTAL ASSETS	106,799,152	94,265,152	86,247,188

LIABILITIES AND STOCKHOLDERS’ EQUITY	ITAÚ HOLDING CONSOLIDATED
	06/30/2003 (Note 2)		06/30/2002 (Note 2)
	With BBA and Fiat	Without BBA and Fiat
CURRENT LIABILITIES	72,005,202	63,325,243	62,428,051
DEPOSITS (Notes 4b and 8b)	32,906,162	30,802,756	28,359,372
Demand deposits	7,051,388	6,566,337	6,356,027
Savings deposits	16,827,521	16,827,521	16,018,713
Interbank deposits	684,594	1,373,576	641,371
Time deposits	8,342,659	6,035,322	5,343,261
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 8c)	8,182,808	7,675,480	11,352,668
Own portfolio	4,177,063	4,177,063	7,139,421
Third-party portfolio	4,005,218	3,497,890	4,213,247
Free portfolio	527	527	-
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES (Notes 4b and 8d)	3,295,756	1,983,791	1,767,995
Foreign acceptance funds	165	-	-
Mortgage notes	-	-	499,229
Debentures	33,953	-	195,454
Foreign borrowings in securities	3,261,638	1,983,791	1,073,312
INTERBANK ACCOUNTS	1,840,194	1,838,119	2,625,866
Pending settlements	1,571,906	1,569,831	2,465,335
Correspondents	268,288	268,288	160,531
INTERBRANCH ACCOUNTS	946,599	936,526	486,110
Third-party funds in transit	946,220	936,147	445,326
Own funds in transit	379	379	40,784
BORROWINGS (Notes 4b and 8e)	6,033,589	3,615,042	4,612,780
Domestic - public institutions	872	872	368
Domestic - other institutions	238,889	236,458	451,212
Foreign borrowings	5,793,828	3,377,712	4,161,200
ON-LENDING BORROWINGS FROM PUBLIC INSTITUTIONS (Notes 4b and 8e)	1,127,576	874,253	1,111,006
Federal Development Bank (BNDES)	720,204	564,159	594,467
Federal Savings and Loans Bank (CEF)	5,057	5,057	21,719
Federal Capital Goods Financing Agency (FINAME)	317,142	220,582	494,474
Other institutions	85,173	84,455	346
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 6e)	720,388	220,321	524,504

TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Note 4k)	2,044,616	2,044,616	507,549
OTHER LIABILITIES	14,907,514	13,334,339	11,080,201
Collection of taxes and contributions	708,633	699,617	736,933
Foreign exchange portfolio (Note 9)	5,356,122	5,153,175	3,198,915
Corporate and statutory liabilities (Note 15c II)	658,162	619,725	280,306
Taxes and social security contributions (Note 12c)	2,609,013	1,923,306	2,498,147
Negotiation and intermediation of securities (Note 10b I)	752,040	301,063	282,306
Subordinated debts (Note 8f)	82,868	82,861	61,226
Sundry (Note 10b II)	4,740,676	4,554,592	4,022,368

LONG-TERM LIABILITIES	22,989,081	19,265,329	14,763,941
DEPOSITS (Notes 4b e 8b)	1,919,425	126,136	394,754
Interbank deposits	43,128	8,185	7,560
Time deposits	1,876,297	117,951	387,194

DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 8c)	3,564,663	3,564,663	2,013,661
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES (Notes 4b and 8d)	1,789,392	1,639,234	2,083,600
Debentures	576,568	576,569	-
Foreign borrowings in securities	1,212,824	1,062,665	2,083,600
INTERBANK ACCOUNTS - Interbank on-lending	25,795	-	-
BORROWINGS (Notes 4b and 8e)	2,286,918	1,732,736	1,496,406
Domestic - public institutions	6,264	6,264	6,312
Domestic - other institutions	141,384	141,384	55,275
Foreign borrowings	2,139,270	1,585,088	1,434,819
ON-LENDING BORROWINGS FROM PUBLIC INSTITUTIONS (Notes 4b and 8e)	3,121,922	2,167,785	2,071,292
Federal Development Bank (BNDES)	2,332,657	1,516,899	1,680,749
Federal Savings and Loans Bank (CEF)	26,204	26,204	14,899
Federal Capital Goods Financing Agency (FINAME)	754,434	624,682	375,458
Other institutions	8,627	-	186
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 6e)	252,972	191,760	129,866
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Note 4k)	3,343,741	3,343,741	2,951,025
OTHER LIABILITIES	6,684,253	6,499,274	3,623,337
Foreign exchange portfolio (Note 9)	-	-	171,171
Taxes and social security contributions (Note 12c)	712,157	594,663	445,121
Negotiation and intermediation of securities (Note 10b I)	1,148,815	1,148,815	711,738
Subordinated debts (Note 8f)	4,559,763	4,499,757	1,825,590
Sundry (Note 10b II)	263,518	256,039	469,717

DEFERRED INCOME	85,261	37,957	19,351

MINORITY INTEREST IN SUBSIDIARIES	947,800	864,815	747,532

STOCKHOLDERS’ EQUITY (Note 15)	10,771,808	10,771,808	8,288,313
Capital	4,780,000	4,780,000	4,260,500
Domestic	3,839,445	3,839,445	3,421,594
Foreign	940,555	940,555	838,906
Capital reserves	4,766,223	4,766,223	167,484
Retained earnings	1,135,822	1,135,822	4,155,752
Mark-to-market – securities and derivatives (Notes 4c and 6c)	337,828	337,828	(44,865)
(Treasury shares)	(248,065)	(248,065)	(250,558)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	106,799,152	94,265,152	86,247,188

Consolidated Statement of Income (Note 1)	(In thousands of Reais)

	01/01 to 06/30/2003 (Note 2)		01/01 to 06/30/2002 (Note 2)
	With BBA and Fiat	Without BBA and Fiat
INCOME FROM FINANCIAL OPERATIONS	3,323,241	3,537,236	10,502,541
Loans	2,042,769	1,957,463	5,679,342
Leases	154,085	139,551	176,323
Securities	657,509	885,623	4,384,832
Trade Finance and Foreign exchange portfolio (Note 9b)	(34,617)	81,317	144,134
Compulsory deposits	503,495	473,282	117,910

EXPENSES FROM FINANCIAL OPERATIONS	1,216,389	292,816	(7,560,626)
Deposits, money market and interbank funds	(527,225)	(371,119)	(4,905,477)
Borrowings, assignments and onlendings	2,676,079	1,448,928	(1,711,844)
Provision for loan and leases losses (Notes 4e , 7e and 7f I)	(932,465)	(784,993)	(943,305)

GROSS INCOME FROM FINANCIAL OPERATIONS	4,539,630	3,830,052	2,941,915

OTHER OPERATING INCOME (EXPENSES)	(1,306,321)	(920,155)	(1,327,684)
Banking services fees (Note 10c)	2,449,084	2,380,666	2,010,537
Income from insurance, pension plan and capitalization operations	365,776	365,776	312,878
Income from insurance premiums, pension plan and capitalization	2,133,325	2,133,325	1,431,076
Expenses from technical provisions for insurance, pension plan and capitalization	(971,971)	(971,971)	(494,514)
Insurance claims	(452,882)	(452,882)	(388,783)
Selling expenses	(129,438)	(129,438)	(109,539)
Pension plans benefits expenses	(248,780)	(248,780)	(149,895)
Other income and insurance operating expenses	35,522	35,522	24,533
Personnel expenses (Note 10d)	(1,466,306)	(1,395,885)	(1,516,697)
Other administrative expenses (Note 10e)	(2,088,039)	(1,954,186)	(1,849,593)
Tax expenses (Note 12a II)	(495,586)	(446,571)	(372,238)
Equity in income (losses) of unconsolidated investments (Note 13c)	(61,752)	128,146	199,975
Other operating income (Note 10f)	469,828	422,119	269,988
Other operating expenses (Note 10g)	(479,326)	(420,220)	(382,534)

OPERATING INCOME	3,233,309	2,909,897	1,614,231

NON-OPERATING INCOME	(112,628)	(96,008)	(51,374)

INCOME BEFORE TAXATION AND PROFIT SHARING	3,120,681	2,813,889	1,562,857

INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4 l e 12a I)
Due on operations for the period	(1,059,084)	(784,567)	(529,380)
Deferred related to temporary additions	49,961	34,069	276,876

EXTRAORDINARY RESULT (Note 11)	(548,428)	(545,182)	(23,196)

PROFIT SHARING
Employees - Law 10,101 of Dec 19, 2000	(135,040)	(114,368)	(61,892)
Management - Statutory - Law 6,404 of Dec 15, 1976	(38,970)	(18,293)	(23,736)

MINORITY INTEREST IN SUBSIDIARIES	101,341	104,913	(153,698)

NET INCOME	1,490,461	1,490,461	1,047,831

NUMBER OF OUTSTANDING SHARES PER THOUSAND (Note 15b)	114,391,026	114,391,026	111,295,095
NET INCOME PER THOUSAND SHARES - R$	13.03	13.03	9.41
STOCKHOLDERS’ EQUITY PER THOUSAND SHARES - R$	94.17	94.17	74.47

Banco Itaú Holding Financeira S.A. (Note 1) Statement of Changes in Financial Position for the Year
(In Thousands of Reais)
	01/01 to 06/30/2003 (Note 2)		01/01 to 06/30/2002 (Note 2)
	With BBA and Fiat	Without BBA and Fiat
A - FINANCIAL RESOURCES WERE PROVIDED BY	10,951,429	11,822,582	7,526,530
NET INCOME FOR THE PERIOD	1,490,461	1,490,461	1,047,831
- Adjusted net income:	896,987	711,499	268,578
Depreciation and amortization	293,266	287,457	267,796
Income from participation in subsidiary and associated companies	61,752	(128,146)	(199,975)
Gain/loss in currency translation	(67,963)	(67,963)	175,327
Extraordinary result in subsidiaries	-	73,277	-
Goodwill amortization	595,925	539,474	25,430
Provision for losses on investments	14,007	7,400	-

CHANGES IN DEFERRED INCOME	19,317	(3,871)	(19,254)

STOCKHOLDERS' RESOURCES	539,676	539,676	86,084
- Subscription of shares	522,220	522,220	57,050
- Stock options granted - exercised in the period	17,456	17,456	29,034

THIRD PARTIES' RESOURCES ARISING FROM:	8,004,988	9,084,817	6,005,651
- Increase in liabilities:	3,836,001	4,656,008	3,743,973
Deposits	-	-	423,286
Money market	-	1,140,544	842,399
Funds from acceptances and issuances of securities	530,245	223,351	945,885
Interbank and interbranch relations	2,320,265	2,306,622	522,972
Borrowings and onlendings	-	-	120,173
Derivative financial instruments	-	-	654,370
Technical provisions for insurance, pension plan and capitalization - non-restricted	985,491	985,491	234,888
- Decrease in assets:	3,888,273	4,161,054	1,985,737
Short-term interbank deposits	2,119,837	-	-
Loan operations	-	2,807,906	-
Leasing operations	84,392	93,499	133,819
Other receivables	1,660,448	1,238,578	1,851,918
Other assets	23,596	21,071	-
- Disposal of investments	277,130	264,802	271,133
Non-operating assets	161,276	143,542	137,492
Property and equipment	24,739	23,635	124,290
Investments	91,115	97,625	9,351
- Deferred write-offs	3,584	2,953	4,808

CHANGES IN MINORITY INTERESTS	-	-	137,640

B - FINANCIAL RESOURCES WERE USED FOR	11,382,485	12,266,900	7,375,874

DIVIDENDS PROPOSED AND PAID	478,774	478,774	180,121

REVERSAL OF PROVISION FOR INTEREST ON OWN CAPITAL	(165)	(165)	(1,463)

PURCHASE OF OWN SHARES	122,303	122,303	209,359

ADJUSTMENT TO MARKET VALUE - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	(305,855)	(305,855)	12,981
- Prior years	-	-	(24,021)
- Change in market value	(305,855)	(305,855)	37,002

INVESTMENTS IN:	366,136	811,238	607,156
- Non-operating assets	142,651	113,573	128,863
- Property and equipment	191,413	184,610	280,638
- Investments	32,072	513,055	197,655

DEFERRED CHARGES	619,747	615,467	113,008
- Goodwill in the acquisition of investments	539,474	539,474	49,818
- Other	80,273	75,993	63,190

INCREASE IN ASSETS:	510,626	2,800,932	4,431,831
- Short-term interbank deposits	-	2,439,197	3,400,574
- Securities and derivative financial instruments	317,840	361,735	496,232
- Loan operations	192,786	-	475,040
- Other assets	-	-	59,985

DECREASE IN LIABILITIES	9,500,020	7,649,582	1,822,881
- Deposits	4,171,406	3,733,192	-
- Open market	128,280	-	-
- Borrowing and onlendings	1,999,597	1,137,273	-
- Derivative financial instruments	985,280	491,802	-
- Other liabilities	2,215,457	2,287,315	1,822,881

NET CHANGE IN MINORITY INTERESTS	90,899	94,624	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	(431,056)	(444,318)	150,656

CHANGES IN FINANCIAL POSITION:

Cash and cash equivalents:
- At the beginning of the period	1,894,256	1,868,065	1,895,760
- At the end of the period	1,463,200	1,423,747	2,046,416
- Increase or decrease	(431,056)	(444,318)	150,656

Individual Balance Sheet	(In Thousands of Reais)

ASSETS	06/30/2003
CURRENT ASSETS	453,679
CASH AND CASH EQUIVALENTS	6
SHORT-TERM INTERBANK DEPOSITS - MONEY MARKET	48,910
INTERBANK DEPOSITS	1,653
OTHER RECEIVABLES	47,257
Income receivable	31
Sundry	404,732
LONG-TERM RECEIVABLES	401,373
SHORT-TERM INTERBANK DEPOSITS	3,359
PERMANENT ASSETS
INVESTMENTS - LOCAL SUBSIDIARY (Note 13a)	11,770,388

TOTAL ASSETS	12,224,067

LIABILITIES AND STOCKHOLDERS’ EQUITY	06/30/2003
CURRENT LIABILITIES
OTHER LIABILITIES	410,366
Corporate and statutory liabilities (Note 15c II)	409,239
Tax and social security	813
Sundry	314
STOCKHOLDERS’ EQUITY (Note 15)	11,813,701
Capital	4,780,000
Domestic	3,839,445
Foreign	940,555
Capital reserves	5,648,619
Retained earnings	1,295,319
Mark-to-market – securities and derivatives	337,828
(Treasury shares)	(248,065)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	12,224,067

Individual Statement of Income (Note2)	(In thousands of Reais)

01/01 to 06/30/2003
INCOME FROM FINANCIAL OPERATIONS
Securities	2,537

EXPENSES FROM FINANCIAL OPERATIONS
Money market	(855)

GROSS INCOME FROM FINANCIAL OPERATIONS	1,682

OTHER OPERATING INCOME (EXPENSES)	1,681,659
Salaries and Employee Benefits	(1,366)
Other administrative expenses	(670)
Tax expenses	(1,317)
Equity in income of subsidiaries and affiliates	1,684,583
Other operating income	434
Other operating expenses	(5)

INCOME BEFORE TAX INCOME AND SOCIAL CONTRIBUTION AND PROFIT SHARING	1,683,341

INCOME TAX AND SOCIAL CONTRIBUTION
Due on operations for the period	53
Deferred related to temporary additions	2,285

PROFIT SHARING - MANAGEMENT - LAW 6404, OF 12/15/1976	(1,515)

NET INCOME	1,684,164

NUMBER OF OUTSTANDING SHARES - in thousands (Note 15b)	114,391,026
NET INCOME (LOSS) PER THOUSAND SHARES - R$	14.72
STOCKHOLDERS’ EQUITY PER THOUSAND SHARES - R$	103.27

Stockholders’ Equity Activity in the Period (Note 15)	(In thousands of Reais)

	Paid-up capital	Capital reserves	Profits reserves	Adjustment to market value of securities and derivatives	(Treasury shares)	Retained earnings	Total
BALANCES AT 01/01/2003	15,263	-	-	506	-	(1,239)	14,530
Incorporation of ITAÚ shares - Extraordinary General Meeting (AGE) on 11/21/2002	4,245,237	5,764,586	-	104,382	(263,073)	91,003	9,942,135
Acquisition of ITAÚ shares - Administrative Council’s Meeting on 03/24/2003 and Extraordinary General Meeting on 04/09/2003
Capital increase	519,500	2,720	-	-	-	-	522,220
Interest on own capital	-	-	-	-	-	(8,199)	(8,199)
Granted stock options - exercised stock options in the period	-	-	-	-	17,456	-	17,456
Treasury shares	-	(118,687)	-	-	(2,448)	-	(121,135)
Acquisition of treasury shares	-	-	-	-	(121,135)	-	(121.135)
Cancellation of treasury shares - General Stockholders’ Metting (AGO/E) - 04/30/2003	-	(118,687)	-	-	118,687	-	-
Change in adjustment to market value in the period	-	-	-	232,940	-	-	232,940
Reversal of provision for interest on own capital for the year 2002	-	-	-	-	-	165	165
Net income for the period	-	-	-	-	-	1,684,164	1,684,164
Appropriations:
Legal reserve	-	-	84,208	-	-	(84,208)	-
Statutory reserves	-	-	1,211,111	-	-	(1,211,111)	-
Interest on own capital advanced/ declared by Itaú/ Itaú Holding	-	-	-	-	-	(63,066)	(63,066)
Interest on own capital provisioned	-	-	-	-	-	(407,509)	(407,509)

BALANCES AT 06/30/2003	4,780,000	5,648,619	1,295,319	337,828	(248,065)	-	11,813,701

CHANGES IN THE YEAR	4,764,737	5,648,619	1,295,319	337,322	(248,065)	1,239	11,799,171

Statement of Changes in Financial Position for the Period	(In Thousands of Reais)

01/01 to 06/30/2003
A - FINANCIAL RESOURCES WERE PROVIDED BY	11,770,088

Net income for the period	1,684,164
Adjusted net income: - Income from participation in subsidiary company	(1,684,583)
STOCKHOLDERS’ RESOURCES:	10,481,811
Subscription of Itaú shares	10,464,355
Stock options granted	17,456

ADJUSTMENT TO MARKET VALUE - Securities and Derivatives	232,940

THIRD PARTY’S RESOURCES ARISING FROM:	412,433

- Increase in liabilities - Other liabilities	410,304

- Decrease in assets - securities	2,129

DIVIDENDS RECEIVED AND TO BE RECEIVED FROM SUBSIDIARY COMPANY	643,323

B - FINANCIAL RESOURCES WERE USED FOR	11,770,082

PURCHASE OF TREASURY STOCK	121,135

DIVIDENDS PROPOSED AND PAID	478,774

REVERSAL IN INVESTMENTS:	10,714,751
Purchase of Itaú shares	10,464,355
Stock options granted	17,456
Adjustment to market value of securities and derivatives - subsidiary company	232,940

INCREASE IN ASSETS	453,175
- Short-term interbank deposits	48,910
- Interbank and interbranch accounts	28
- Other receivables	404,237

DECREASE IN LIABILITIES - DEPOSITS	2,247

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	6

CHANGES IN FINANCIAL POSITION

Cash and cash equivalents
- At the beginning of the period	-
- At the end of the period	6
- Increase or decrease	6

Banco Itaú Holding Financeira S.A.
Notes to the Financial Statements
Periods Ended June 30, 2003 and 2002 (In thousands of Reais)

Note 1 - Operations

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit and mortgage loan, finance credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with highlight to Insurance, Private Pension Plans, Capitalization, Administration of Credit Cards and Administration of Consortia and Securities Brokerage.

On February 27, 2003, the Central Bank of Brazil approved the corporate reorganization by which the companies and the different business areas are now under the corporate control of ITAÚ HOLDING, which absorbed the entire capital stock of Banco Itaú S.A. (ITAÚ), which therefore became its wholly-owned subsidiary.

Note 2 - Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and the consolidated financial statements (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

Due to the corporate reorganization mentioned in Note 1 and for comparability purpose:

-	the Consolidated Financial Statements of ITAÚ and Subsidiary Companies for the first six-month period of 2002 are being presented:
-	the financial statements of ITAÚ HOLDING (unconsolidated) are not being presented for comparison purposes, as prescribes Item I of article 9, of BACEN Resolution 3017, of 12/07/2000.

On December 31, 2002, ITAÚ HOLDING acquired the shareholding control of Banco BBA Creditanstalt S.A. and subsidiaries (BBA), the current Banco Itaú-BBA S.A. and, on March 26, 2003, of Banco FIAT S.A. and subsidiary company (FIAT).

For a better understanding of the evolution of the main accounts, in view of the mentioned acquisitions, the financial statements of the first six-month period of 2003, and corresponding Notes to the financial statements, are presented as follows:

-

In the Balance Sheet, information regarding ITAÚ HOLDING CONSOLIDATED including information on BBA and FIAT (With BBA and FIAT) and without this information (Without BBA and FIAT), which are comparative with the balances as of June 30, 2002, and comprising only the investments in BBA and FIAT in a specific account, thus, without considering all asset and liability accounts in the consolidation;

-

In the Statement of income for the period, information regarding ITAÚ HOLDING CONSOLIDATED, including information on BBA and FIAT (With BBA and FIAT) and without this information (Without BBA and FIAT), which are also comparative with the amounts of the first six-month period of 2002, comprising the income from BBA and FIAT exclusively in the line item “Equity in the earnings of affiliated and subsidiary companies”, without consolidating, thus, all its income and expenses.

Since the investment in Banco FIAT S.A. occurred on March 26, 2003, in the Statement of Income for the period, the effects refer to the Income calculated as from that date and to the amortization of goodwill recorded in Extraordinary Result.

a)	Consolidation

I.

In ITAÚ HOLDING, the goodwill arising from the acquisitions of BBA Creditanstalt S.A., FIAT S.A., BEG S.A., Lloyds TSB Asset Management S.A. and part of the shares of Itaú Bankers Trust Banco de Investimento S.A. - IBT and of BPI S.A. are amoritized based on the expectation of future profitability (10 years) or by the realization of investments to: a) avoid unnecessary reduction of its Stockholders’ Equity to calculate the operating limits; b) avoid unnecessary capital increase; and c) obtain better compliance with the market’s accounting practices.

In ITAÚ HOLDING CONSOLIDATED, the goodwill is fully amortized in the year in which investments occur to: a) allow better comparability with consolidated financial statements for prior periods; and b) allow the evaluation of the Result and Stockholders’ Equity by using conservative criteria.

II.

In BANESTADO, tax credits are set up at amounts considered adequate in correction with expectations of future earnings. Because the context in ITAÚ HOLDING CONSOLIDATED is broader and has more synergy, these factors favor the maximization of the results and these tax credits are recognized up to the limit of the goodwill calculated on the acquisition.

b)	Risk Based Capital and Fixed Asset Ratio

I.

The main indicators at June 30, 2003 obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), including BBA and FIAT, according to current legislation, are as follows:

	Financial System Consolidated (1)	Economic-Financial Consolidated (2)
Referential equity (3)	17,092,914	17,363,579
Risk Based Capital Ratio	19.6%	18.5%
Tier I	12.8%	12.2%
Tier II	6.8%	6.3%
Fixed asset ratio (4)	45.4%	32.5%
Excess capital in relation to fixed assets	785,119	3,031,174

(1)	Consolidated financial statements including only financial companies.
(2)

Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is the sum of ownership interest by an institution with that of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.

(3)

The Brazilian Central Bank through Resolution 2802 of December 21, 2000, later substituted by Resolution 2837 of May 30, 2001, determined the Referential Equity for purposes of calculating operational limits as being the sum of both TIER I and TIER II levels, following international experience, each of them comprising items from Stockholders’ Equity as well as subordinated debts and hybrid capital and debt instruments.

(4)

The difference between the Fixed Asset Ratio of the Financial System Consolidated and the Economic-Financial Consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in Fixed Asset Ratio of the Economic-Financial Consolidated and enable, when necessary, the distribution of resources to the financial companies.

Management considers the current Risk Based Capital ratio (18.5%) based on economic-financial consolidated to be adequate, considering that:

a)	It is higher than the minimum required by authorities (11.0%);
b)

BACEN through Circular 3155 of October 8, 2002 increased from 50% to 75% the percentage for calculation of the capital allocation to cover the foreign exchange exposure. BACEN Circular 3156 of October 11, 2002 increased its percentage to 100%, despite the fact that there has been no risk increase associated to the foreign exchange exposure of the Institution. BACEN Circular 3194 of July 2, 2003 reduced again the percentage to 50%. Were this Circular already in effect on June 30, 2003, the ratio would be 20.6%.

c)

The ratio increases to 21.2%, after considering item (b) above, when all of the tax credits of Banco Banestado S.A. (BANESTADO) are recorded in the financial statements basis (ITAÚ HOLDING) used to establish limits.

d)

This ratio would increase to 23.7% after considering item (c) above and other realization asset amounts (Note 16), the amount of provisions exceeding the minimum required and the tax credits not recorded.

e)

BACEN through Resolution 3059 of December 20, 2002 determined the exclusion for calculation of the Tier I of the Referential Equity, of tax credits which expected realization be higher than five years. The related exclusion will be gradual, that is, 20% as from January 2004 until 100% in January 2008. The aforementioned Resolution also determined that, as from January 2008, the other tax credits will correspond to, at most 40% of the Tier I of the Referential Equity, after the exclusion previously described. Preliminary studies indicate that were these measures already in effect, the Risk Based Capital and Fixed Asset Ratio would not suffer a significant effect.

II.	The adjusted referential equity used to calculate the ratios at June 30, 2003 is as follows:

	Financial System Consolidated	Economic-Financial Consolidated
ITAÚ HOLDING stockholders’ equity (individual)	11,813,702	11,813,702
Minority interest not eliminated in the consolidation	659,629	933,835
Unrealized profits of operations with subsidiaries	(23,048)	(26,589)
Consolidated stockholders’ equity (BACEN)	12,450,283	12,720,948
Subordinated debt	4,642,631	4,642,631
Referential equity	17,092,914	17,363,579
Adjustments:
SWAP operation risk	(120,028)	(119,718)
Foreign exchange risk	(2,985,285)	(2,985,285)
Interest rate risk	(361,326)	(360,071)
Other	(156,379)	(156,379)
Adjusted Referential Equity	13,469,896	13,742,126

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

	Financial System Consolidated			Economic-Financial Consolidated
	Adjusted referential rate	Weighted assets	Effect	Adjusted referential rate	Weighted assets	Effect
Ratio at June 30, 2002	10,200,011	58,383,333	17.5%	9,031,132	58,939,901	15.3%
Quarterly results	577,399	-	1.0%	751,744	-	1.3%
Interest on own capital	(82,603)	-	-0.1%	(82,603)	-	-0.1%
Valuation adjustments to securities and derivatives	(272,444)	-	-0.5%	(272,444)	-	-0.5%
Interest rate risk	26,530	-	0.0%	25,956	-	0.0%
Treasury shares	(12,821)	-	0.0%	(12,821)	-	0.0%
Foreign exchange exposure	1,721,564	-	2.9%	1,721,564	-	2.9%
Subordinated debt	261,589	-	0.4%	261,589	-	0.4%
Exchange variation of equity in the earnings of foreign affiliated companies controlled by non-financial institutions	679,711	-	1.2%	-	-	0.0%
Other changes in referential equity	29,255	-	0.1%	(11,259)	-	0.0%
Changes in weighted assets	-	9,443,656	-3.1%	-	8,496,294	-2.4%
Ratio at September 30, 2002	13,128,191	67,826,989	19.4%	11,412,858	67,436,195	16.9%
Quarterly results	673,915	-	1.0%	654,448	-	1.0%
Interest on own capital	(565,856)	-	-0.8%	(565,856)	-	-0.8%
Valuation adjustments to securities and derivatives	349,265	-	0.5%	349,265	-	0.5%
Interest rate risk	(6,988)	-	0.0%	(6,954)	-	0.0%
Foreign exchange exposure (Note 2b I, observation b)	(1,746,831)	-	-2.6%	(1,746,831)	-	-2.6%
Subordinated debt	789,027	-	1.1%	789,027	-	1.2%
Elimination of investments through non-financial subsidiaries	(1,912,157)	(1,912,157)	-2.4%	-	-	0.0%
Other changes in referential equity	3,982	-	0.0%	(27,218)	-	-0.1%
Changes in weighted assets	-	(5,680,601)	1.5%	-	(3,026,176)	0.8%
Effects of the acquisition of BBA	3,087,750	11,865,814	1.4%	3,085,561	11,451,538	1.5%
Ratio at December 31, 2002	13,800,298	72,100,045	19.1%	13,944,300	75,861,557	18.4%
Quarterly results	1,081,988	-	1.5%	1,086,818	-	1.4%
Interest on own capital	(310,488)	-	-0.4%	(310,488)	-	-0.4%
Valuation adjustments to securities and derivatives	138,217	-	0.2%	138,217	-	0.2%
Interest rate risk	18,968	-	0.0%	18,958	-	0.0%
Treasury stock	(117,583)	-	-0.1%	(117,583)	-	-0.1%
Foreign exchange exposure	377,882	-	0.5%	377,882	-	0.5%
Subordinated debt	(196,954)	-	-0.3%	(196,954)	-	-0.3%
Other changes in referential equity	27,817	-	0.0%	88,497	-	0.1%
Changes in weighted assets	-	(2,773,754)	0.8%	-	(2,592,796)	0.7%
Effects of the acquisition of FIAT	(6,691)	2,812,241	-0.8%	(6,691)	2,932,390	-0.8%
Ratio at March 31, 2003	14,813,454	72,138,532	20.5%	15,022,956	76,201,151	19.7%
Quarterly results	597,197	-	0.8%	531,389	-	0.7%
Interest on own capital	(168,287)	-	-0.2%	(168,287)	-	-0.2%
Valuation adjustments to securities and derivatives	167,638	-	0.2%	167,638	-	0.2%
Interest rate risk	(240,091)	-	-0.3%	(240,229)	-	-0.3%
Treasury shares	12,736	-	0.0%	12,736	-	0.0%
Foreign exchange exposure	(1,205,057)	-	-1.7%	(1,205,057)	-	-1.6%
Subordinated debt	(323,036)	-	-0.4%	(323,036)	-	-0.4%
Other changes in referential equity	(184,658)	-	-0.3%	(55,984)	-	-0.1%
Changes in weighted assets	-	(3,542,054)	1.0%	-	(2,105,283)	0.5%
Ratio at June 30, 2003	13,469,896	68,596,478	19.6%	13,742,126	74,095,868	18.5%

Note 3 - Consolidated Financial Statements	(In thousands of Reais)

The consolidated financial statements include ITAÚ HOLDING and its direct and indirect subsidiaries, including those listed below:

		Participation %
		06/30/2003	06/30/2002
FINANCIAL INSTITUTIONS
Banco Itaú S.A.	(1)	100.00	-
Banco Itaú-BBA S.A.	(2)	95.75	-
Banco Banerj S.A.		99.99	99.99
Banco Banestado S.A.		97.40	97.39
Banco Bemge S.A.		99.85	99.85
Banco BEG S.A.		98.83	84.46
Banco Fiat S.A.	(3)	99.99	-
Banco Itaú Buen Ayre S.A.		99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(4)	19.52	19.52
Banco Itaú Europa. S.A.	(4)	19.53	19.53
Cia. Itauleasing de Arrendamento Mercantil		99.99	99.99
Itau Bank. Ltd.		100.00	100.00
Itaú Corretora de Valores S.A.		99.99	99.99
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES
Itaú Seguros S.A. and subsidiaries		100.00	99.99
Itaú Previdência e Seguros S.A.		99.99	99.99
Itaú Capitalização S.A.		99.99	99.99
CREDIT CARD ADMINISTRATION ACTIVITIES
Itaucard Financeira S.A. Crédito, Financiamento e Investimento		99.99	99.99
Credicard S.A. Administradora de Cartões de Crédito and subsidiaries	(5)	33.33	33.33
Redecard S.A.	(5)	31.94	31.94
CONSORTIA GROUPS ADMINISTRATION ACTIVITIES
Fiat Administradora de Consórcio Ltda.	(3)	99.99	-
Itaú Administradora de Consórcio Ltda.		99.99	99.99
NON-FINANCIAL INSTITUTIONS
Akbar – Marketing e Serviços, LDA and subsidiaries	(2)	95.75	-
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Limitada		100.00	100.00
Itaú Rent Administração e Participações S.A.		99.99	99.99
Itaúsa Export S.A.	(4)	22.23	22.23
Serasa – Centralização de Serviços dos Bancos S.A.	(5)	32.54	32.41

(1)	Wholly-owned subsidiary as from February 28, 2003, according to Note 1.
(2)	Investment purchased on December 31, 2002.
(3)	Investment purchased on March 26, 2003.
(4)	Affiliated companies included in consolidation with the due authorization from CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).
(5)	Investments proportionally included in the consolidation.

Note 4 - Summary of the Main Accounting Practices	(In thousands of Reais)

a)

Consolidation - All intercompany transactions and balances have been eliminated on consolidation. Similarly, the unrealized results arising from intercompany transactions were eliminated, and the related taxes were deferred.

The difference in Net income and Stockholders’ Equity between Itaú Holding and Itaú Holding Consolidated arises from the effect of the adoption of different criteria on the amortization of goodwill resulting from the purchase of investments and constitution of tax credits, and from the elimination of unrealized profits resulting from consolidated intercompany businesses, related taxes of which were deferred.

b)

Interbank deposits, remunerated restricted credits - Brazilian Central Bank, loans and leasing operations, remunerated deposits, funds obtained in the open market, exchange acceptances and issue of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction or foreign exchange rates are recorded at current value, calculated “pro rata die” based on the variation of contracted index. Real estate loans are adjusted to the present value of future installments. Loans and leasing operations are recorded on the accrual basis until 60 days overdue. Receipts from credit recoveries on loans which had been previously written-off are credited to income from loan and leasing operations.

c)

Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet evaluated at Market Value, according to BACEN Resolution Circular 3068, of November 8, 2001. Securities are classified in the following categories:

-	trading securities – acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry for the results for the period;
-

securities available for sale – securities that are not intended for negotiation nor will be maintained through to their maturity. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity; and

-

securities held to maturity – securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, recorded only at restated cost of acquisition, not being adjusted to market value.

Gains and losses on securities available for sale, when realized, are recognized through specific identification at the date of negotiation in the statement of income, as contra-entry to a specific stockholders’ equity account.

Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

The effects of the application of the procedures described above in the subsidiaries of ITAÚ HOLDING, reflected by these subsidiaries in a separate account of their stockholders’ equity or accounts of results, were equally directly recorded in stockholders’ equity or in equity in the results of parent company proportionally to the percentage holding.

d)

Derivative Financial Instruments - These are classified on the date of their acquisition, according to management intent of using them either as a hedge or not, according to BACEN, Resolution 3082, of January 31, 2002.

Transactions involving financial instruments, carried out at customer request, at one’s own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

-

Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

-

Cash Flows Hedge - The actual hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The non-hedged amount is recorded directly in the statement of income.

e)

Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2682 of December 21, 1999, among which are:

-	Provisions necessary are recorded from the date of the loan disbursements, based on periodic analysis of the quality of the client and the industry and not just in the event of default;

-

Based exclusively on delinquency, write-offs can be made 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f)

Other Assets - These assets are mainly comprised by foreclosed assets, received as payment in kind or decommissioned, including those arising from housing credit operations, and are available for sale. These assets are adjusted to their market value through the recording of a provision.

g)	Prepaid Expenses - These refer to disbursement that will result in earnings in future years.

h)

Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995.

i)

Fixed Assets - These are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost at the following annual rates:

Buildings in use			4%
Installations, furnishings, equipment and security, transportation and communication systems	10%	to	25%
EDP Systems	20%	to	50%
j)

Deferred Charges - Deferred organization and expansion expenses mainly represent leasehold improvements, which are amortized on a straight-line over the respective rental periods, and acquisition and development of logical systems, which are amortized on a straight-line basis over five years.

k)

Technical Provisions of Insurance, Capitalization and Pension Plans - Technical provisions are set up according to criteria established by CNSP Resolution 89 of 08/19/2002, in effect as from January 1, 2003 and relate basically to:

-

Insurance segment: provisions for unsettled claims set up based on the notices of loss, in an amount sufficient to cover future commitments and complemented by Provision for Incurred But Not Reported (IBNR) Claims, calculated by actuary; Provision for unearned premiums relating to the risk coverage period, and by provision for insufficient premiums, when necessary.

-

Supplementary Pension Plans and Individual life insurance segments: benefits and withdrawals claimed but unpaid at the balance sheet date plus, when applicable, the corresponding charges and technical provisions set up by applying mathematical formulas, calculated by an actuary and substantiated by actuarial technical notes approved by SUSEP, denominated mathematical provisions for granted benefits, benefits to be granted, risk fluctuation and coverage for individual life plans.

-	Capitalization segment: mathematical provisions for redemptions, raffles and contingencies calculated in accordance with the actuarial technical note of each plan.
l)	Income Tax, Social Contribution and PIS and COFINS- These provisions were calculated according to the current legislation at the rates shown below, for effects of the related calculation bases.
Income tax	15.00%
Additional income tax	10.00%
Social Contribution	9.00%
PIS	0.65%
COFINS	3.00%
Amounts subject to litigation have been fully provisioned.

Note 5 - Short-Term Interbank Deposits	(In thousands of Reais)

	ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat						Without BBA and Fiat
	06/30/2003						06/30/2003		06/30/2002
	Carrying Value	%	0 - 30	31 - 180	181 - 365	Over 365	Carrying Value	%	Total	%
Money Market	9,228,692	62.2	9,228,692	-	-	-	7,125,743	47.6	7,059,180	52.4
Funded position	5,224,410	35.2	5,224,410	-	-	-	3,628,789	24.2	1,647,753	12.2
Financed position	4,004,282	27.0	4,004,282	-	-	-	3,496,954	23.4	5,411,427	40.2
Interbank deposits (*)	5,623,010	37.8	4,751,194	520,254	249,602	101,960	7,835,010	52.4	6,411,410	47.6
TOTAL With BBA and Fiat	14,851,702		13,979,886	520,254	249,602	101,960	14,960,753		13,470,590
% per maturity term			94.1	3.5	1.7	0.7
TOTAL Without BBA and Fiat	14,960,753		12,228,037	1,151,901	748,354	832,461
% per maturity term			81.7	7.7	5.0	5.6
TOTAL - 06/30/2002	13,470,590		10,272,690	2,746,195	242,716	208,989
% per maturity term			76.3	20.4	1.8	1.6

(*) Includes provision for losses.

Note 6 - Securities and Derivatives (ASSETS AND LIABILITIES)

See below the composition by type of instrument, and maturity of the portfolio of Securities and Derivatives, already adjusted to their respective market values. In the case of investments in quotas of investment funds managed by ITAÚ HOLDING and subsidiaries, securities and investments comprised in these funds portfolios are allocated in the tables below, distributed by maturity terms.

a) Summary

ITAÚ HOLDING CONSOLIDATED
Without BBA and Fiat
	06/30/2003
	Cost	Allowance for the Adjustments to Market Value with impact on:		Market Value	%	0 - 30	31 - 90
		Net income	Stockholders’ Equity
PUBLIC SECURITIES - DOMESTIC	11,047,751	(9,633)	448,596	11,486,714	44.1	373,827	95,445
Financial Treasury Bills	3,525,847	1	24,487	3,550,335	13.6	320,664	27,660
National Treasury Bills	395,659	-	(2,205)	393,454	1.5	6,661	-
National Treasury Notes	3,269,870	2,233	93,854	3,365,957	12.9	36,422	7,611
National Treasury Notes - M	113,148	-	-	113,148	0.4	-	-
Central Bank Notes	1,764,884	22	297,038	2,061,944	7.9	9,322	-
Treasury/Securitization	263,962	-	(16,015)	247,947	1.0	5	1
DCB - Debt Conversion Bonds and other Brazilian External Debt	1,668,556	(11,976)	51,443	1,708,023	6.6	707	59,227
Other	45,825	87	(6)	45,906	0.2	46	946

PUBLIC BONDS - FOREIGN	755,521	(43)	64,183	819,661	3.1	40,387	2,598
Portugal	626,780	-	62,716	689,496	2.6	10,061	2,598
Argentina (1)	96,370	8	-	96,378	0.4	30,095	-
Greece	13,909	-	14	13,923	0.1	228	-
Mexico	15,483	(4)	1,453	16,932	0.1	3	-
United States	2,953	(42)	-	2,911	0.0	-	-
Other	26	(5)	-	21	0.0	-	-

PRIVATE SECURITIES	6,208,102	20,211	37,955	6,266,268	24.1	909,601	712,586
Bank Certificates of Deposits	1,753,122	390	932	1,754,444	6.7	498,940	567,633
Shares in Publicly-traded Companies	240,541	232	33,902	274,675	1.1	274,675	-
Debentures	812,128	-	(16,427)	795,701	3.1	2,310	4,038
Promissory Notes	144,155	-	(1)	144,154	0.6	3,176	82,644
Mortgage Bills	51,553	-	-	51,553	0.2	-	-
Rural Producer Certificate	51,262	466	-	51,728	0.2	9,952	11,950
Fixed Income Funds Quotas	36,824	-	-	36,824	0.1	36,824	-
Fixed Income Funds Quotas - Overseas	28,861	-	(16,712)	12,149	0.0	12,149	-
Variable Income Funds Quotas	37,518	-	18,897	56,415	0.2	56,415	-
Eurobonds and others	1,917,552	19,123	18,596	1,955,271	7.5	13,986	46,037
Real Estate Receivables Certificates	923,457	-	386	923,843	3.5	-	-
Others	211,129	-	(1,618)	209,511	0.8	1,174	284

Funds quotas of PGBL/VGBL (2)	2,459,426	-	-	2,459,426	9.4	2,459,426	-

Subtotal - Securities	20,470,800	10,535	550,734	21,032,069	80.7	3,784,873	803,624
Trading securities	7,547,091	10,535	-	7,557,626	28.6	3,282,310	724,732
Securities available for sale	12,810,561	-	550,734	13,361,295	51.7	502,563	78,892
Securities held to maturity	113,148	-	-	113,148	0.4	-	-

Derivative Financial Instruments (Assets)	866,821	(24,832)	-	841,989	3.2	228,935	147,390
Option premiums	93,461	4,074	-	97,535	0.4	30,982	22,966
Forward Share Agreements	78,415	(8,774)	-	69,641	0.3	32,138	29,892
Swaps - Differences receivable	672,831	(20,133)	-	652,698	2.5	165,815	76,888
Other	22,114	1	-	22,115	0.1	-	17,644

TOTAL	21,337,621	(14,297)	550,734	21,874,058	84.0	4,012,176	958,019
						18.3%	4.4%
Additional allowance reclassification
Additional allowance (exceeding minimum requirement)				(545,000)

SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)
				21,329,058

Derivative Financial Instruments (Liabilities)	353,159	(58,922)	-	412,081	42.3	40,352	70,065
Option premiums	63,867	(3,683)	-	67,550	6.9	8,279	25,115
Swaps - Difference payable	273,918	(55,239)	-	329,157	33.8	32,073	32,439
Other	15,374	-	-	15,374	1.6	-	12,511
(1)	Includes mandatory acquisition to be compliant with compulsory deposits (R$ 52,526) and bonds to compensate losses associated to loans and leases pesification (R$ 64,628).
(2)

PGBL and VGBL pension plan portfolios held by customers and recorded as securities, according to the SUSEP Chart of Accounts, in contra entry for liabilities, the item Technical Provisions for Pension Plans.

ITAÚ HOLDING CONSOLIDATED
Without BBA and Fiat
	06/30/2003				Market Value
	91 - 180	181 - 365	366 - 720	Above 720	06/30/2002
PUBLIC SECURITIES - DOMESTIC	164,846	1,334,984	1,468,341	8,049,271	10,406,318
Financial Treasury Bills	73,021	62,960	402,485	2,663,545	2,299,759
National Treasury Bills	-	-	386,793	-	1,952,966
National Treasury Notes	60,818	528,734	51,910	2,680,462	2,358,618
National Treasury Notes - M	9,429	9,429	18,858	75,432	131,273
Central Bank Notes	6,242	569,437	565,554	911,389	2,531,546
Treasury/Securitization	3,232	162,463	2,979	79,267	105,472
DCB - Debt Conversion Bonds and other Brazilian External Debt	6,068	358	27,368	1,614,295	905,913
Other	6,036	1,603	12,394	24,881	120,772

PUBLIC BONDS - FOREIGN	1,586	19,925	144,618	610,547	713,938
Portugal	1,239	6,218	128,112	541,268	27,004
Argentina (1)	3	12	-	66,268	590,975
Greece	-	13,695	-	-	41,195
Mexico	331	-	16,506	92	34,366
United States	13	-	-	2,898	-
Other	-	-	-	21	20,398

PRIVATE SECURITIES	1,553,295	193,029	364,747	2,533,010	8,041,076
Bank Certificates of Deposits	434,455	68,851	35,827	148,738	3,799,019
Shares in Publicly-traded Companies	-	-	-	-	106,353
Debentures	142,024	868	86,070	560,391	420,814
Promissory Notes	58,334	-	-	-	38,352
Mortgage Bills	-	-	-	51,553	144,236
Rural Producer Certificate	17,832	11,931	63	-	57,699
Fixed Income Funds Quotas	-	-	-	-	-
Fixed Income Funds Quotas - Overseas	-	-	-	-	78,598
Variable Income Funds Quotas	-	-	-	-	68,716
Eurobonds and others	23,205	111,379	242,787	1,517,877	1,901,896
Real Estate Receivables Certificates	877,410	-	-	46,433	934,646
Others	35	-	-	208,018	490,749

Funds quotas of PGBL/VGBL (2)	-	-	-	-	724,648

Subtotal - Securities	1,719,743	1,554,827	1,976,172	11,192,830	19,885,980
Trading securities	667,677	164,836	416,953	2,301,118	9,957,233
Securities available for sale	1,042,637	1,380,562	1,540,361	8,816,280	9,797,474
Securities held to maturity	9,429	9,429	18,858	75,432	131,273

Derivative Financial Instruments (Assets)	155,491	101,414	109,329	99,430	528,530
Option premiums	13,244	7,575	11,845	10,923	105,257
Forward Share Agreements	7,611	-	-	-	55,095
Swaps - Differences receivable	134,636	91,055	95,797	88,507	368,178
Other	-	2,784	1,687	-	-

TOTAL	1,875,218	1,649,352	2,087,035	11,292,258	20,414,508
	8.6%	7.5%	9.5%	51.6%
Additional allowance reclassification					550,000
Additional allowance (exceeding minimum requirement)					(1,147,000)

SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)
					19,817,508

Derivative Financial Instruments (Liabilities)	72,630	37,274	103,269	88,491	654,370
Option premiums	8,039	4,696	11,125	10,296	77,812
Swaps - Difference payable	64,591	29,801	92,058	78,195	576,558
Other	-	2,777	86	-	-

ITAÚ HOLDING CONSOLIDATED
With BBA and Fiat
	06/30/2003
	Cost	Allowance for the Adjustments to Market Value with impact on:		Market Value	%	0 - 30	31 - 90
		Net income	Stockholders’ Equity
PUBLIC SECURITIES - DOMESTIC	13,696,605	(3,947)	446,233	14,138,891	54.3	481,996	543,542
Financial Treasury Bills	4,267,808	6	21,664	4,289,478	16.5	381,665	471,962
National Treasury Bills	1,557,361	6,629	(2,205)	1,561,785	6.0	6,661	-
National Treasury Notes	3,673,456	2,367	94,183	3,770,006	14.5	81,010	7,611
National Treasury Notes - M	158,330	-	-	158,330	0.6	-	-
Central Bank Notes	1,765,647	23	297,026	2,062,696	7.9	10,073	-
Treasury/Securitization	263,963	-	(16,016)	247,947	1.0	5	1
DCB - Debt Conversion Bonds and other Brazilian External Debt	1,949,548	(13,059)	51,454	1,987,943	7.6	707	59,308
Other	60,492	87	127	60,706	0.2	1,875	4,660

PUBLIC SECURITIES - FOREIGN	812,200	(41)	64,182	876,341	3.4	40,387	34,151
Portugal	626,780	-	62,716	689,496	2.6	10,061	2,598
Argentina (1)	96,369	9	-	96,378	0.4	30,095	-
Greece	13,909	-	14	13,923	0.1	228	-
Mexico	15,483	(3)	1,452	16,932	0.1	3	-
United States	34,506	(42)	-	34,464	0.1	-	31,553
Other	25,153	(5)	-	25,148	0.1	-	-

PRIVATE SECURITIES	6,713,370	18,020	20,360	6,751,750	25.9	1,039,635	566,658
Bank Certificates of Deposits	1,751,289	321	1,784	1,753,394	6.7	498,940	421,236
Shares in Publicly-traded Companies	348,795	(1,891)	19,283	366,187	1.4	366,187	-
Debentures	1,237,189	-	(22,459)	1,214,730	4.7	2,310	4,843
Promissory Notes	144,155	(1)	-	144,154	0.6	3,176	82,644
Mortgage Bills	51,553	-	-	51,553	0.2	-	-
Rural Producer Certificate	51,262	466	-	51,728	0.2	9,952	11,950
Fixed Income Funds Quotas	52,302	-	-	52,302	0.2	52,302	-
Fixed Income Funds Quotas - Overseas	28,861	-	(16,712)	12,149	0.0	12,149	-
Variable Income Funds Quotas	37,518	-	18,897	56,415	0.2	56,415	-
Eurobonds and others	1,845,519	19,124	21,206	1,885,849	7.2	12,790	45,690
Real Estate Receivables Certificates	928,899	-	(26)	928,873	3.6	-	-
Others (2)	236,028	1	(1,613)	234,416	0.9	25,414	295

Funds quotas of PGBL/VGBL (2)	2,459,426	-	-	2,459,426	9.4	2,459,426	-

Subtotal - Securities	23,681,601	14,032	530,775	24,226,408	93.0	4,021,444	1,144,351
Trading Securities	9,297,520	14,032	-	9,311,552	35.7	3,342,374	1,056,004
Securities available for sale	13,483,820	-	530,775	14,014,595	53.8	652,532	56,794
Securities held to maturity	900,261	-	-	900,261	3.5	26,538	31,553

Derivative Financial Instruments (Assets)	1,733,728	91,088	-	1,824,816	7.0	403,047	288,251
Option premiums	126,522	(17,674)	-	108,848	0.4	36,157	25,506
Forward Share Agreements	78,415	(8,774)	-	69,641	0.3	32,138	29,892
Swaps - Differences receivable	1,217,561	107,784	-	1,325,345	5.1	280,264	129,251
Other	311,230	9,752	-	320,982	1.2	54,488	103,602

TOTAL	25,415,329	105,120	530,775	26,051,224	100.0	4,424,491	1,476,777
						17.0%	5.5%
Additional allowance (exceeding minimum requirement)				(545,000)

TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				25,506,224

Derivative Financial Instruments (Liabilities)	849,889	(123,471)	-	973,360	100.0	231,934	172,454
Option premiums	139,376	4,297	-	135,079	13.9	56,237	33,037
Swaps - Difference payable	427,407	(123,460)	-	550,867	56.6	128,769	44,424
Other	283,106	(4,308)	-	287,414	29.5	46,928	94,993

(1)	Includes mandatory acquisition to be compliant with compulsory deposits (R$ 52,526) and bonds to compensate losses associated to loans and leases pesification (R$ 64,628).
(2)

PGBL and VGBL pension plan portfolios held by customers and recorded as securities, according to the SUSEP Chart of Accounts, in contra entry for liabilities, the item Technical Provisions for Pension Plans.

ITAÚ HOLDING CONSOLIDATED
With BBA and Fiat
	06/30/2003
	91 - 180	181 - 365	366 - 720	Above 720
PUBLIC SECURITIES - DOMESTIC	688,226	2,332,912	1,547,135	8,545,080
Financial Treasury Bills	131,995	62,960	473,748	2,767,148
National Treasury Bills	424,678	743,653	386,793	-
National Treasury Notes	91,224	626,368	51,910	2,911,883
National Treasury Notes - M	13,194	13,194	26,388	105,554
Central Bank Notes	6,242	569,437	565,555	911,389
Treasury/Securitization	3,232	162,463	2,979	79,267
DCB - Debt Conversion Bonds and other Brazilian External Debt	6,067	149,536	27,368	1,744,957
Other	11,594	5,301	12,394	24,882

PUBLIC SECURITIES - FOREIGN	1,586	19,925	144,618	635,674
Portugal	1,239	6,218	128,112	541,268
Argentina (1)	3	12	-	66,268
Greece	-	13,695	-	-
Mexico	331	-	16,506	92
United States	13	-	-	2,898
Other	-	-	-	25,148

PRIVATE SECURITIES	1,587,762	223,168	431,984	2,902,543
Bank Certificates of Deposits	435,131	84,089	35,827	278,171
Shares in Publicly-traded Companies	-	-	-	-
Debentures	176,453	11,848	192,335	826,941
Promissory Notes	58,334	-	-	-
Mortgage Bills	-	-	-	51,553
Rural Producer Certificate	17,832	11,931	63	-
Fixed Income Funds Quotas	-	-	-	-
Fixed Income Funds Quotas - Overseas	-	-	-	-
Variable Income Funds Quotas	-	-	-	-
Eurobonds and others	22,566	115,300	203,759	1,485,744
Real Estate Receivables Certificates	877,410	-	-	51,463
Others (2)	36	-	-	208,671

Funds quotas of PGBL/VGBL (2)	-	-	-	-

Subtotal - Securities	2,277,574	2,576,005	2,123,737	12,083,297
Trading Securities	1,151,508	908,584	420,647	2,432,435
Securities available for sale	1,112,872	1,460,906	1,672,234	9,059,257
Securities held to maturity	13,194	206,515	30,856	591,605

Derivative Financial Instruments (Assets)	325,784	351,092	252,555	204,087
Option premiums	14,632	7,751	14,870	9,932
Forward Share Agreements	7,611	-	-	-
Swaps - Differences receivable	206,728	278,949	235,998	194,155
Other	96,813	64,392	1,687	-

TOTAL	2,603,358	2,927,097	2,332,117	12,287,384
	10.0%	11.2%	9.1%	47.2%
Additional allowance (exceeding minimum requirement)

SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)

Derivative Financial Instruments (Liabilities)	159,758	156,242	107,105	145,867
Option premiums	10,127	14,257	11,125	10,296
Swaps - Difference payable	66,762	79,447	95,894	135,571
Other	82,869	62,538	86	-

(1)	Includes mandatory acquisition to be compliant with compulsory deposits (R$ 52,526) and bonds to compensate losses associated to loans and leases pesification (R$ 64,628).
(2)

PGBL and VGBL pension plan portfolios held by customers and recorded as securities, according to the SUSEP Chart of Accounts, in contra entry for liabilities, the item Technical Provisions for Pension Plans.

b) Trading Securities

See below the composition of the Trading Securities portfolio by type, stated at cost and market values, and by maturity term.

ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat
	06/30/2003
	Cost	Allowance for the Adjustment to Market Value (in Net Income)	Market Value	%	0 - 30	31 - 90
PUBLIC SECURITIES - DOMESTIC	4,510,222	(3,947)	4,506,275	48.4	416,686	513,294
Financial Treasury Bills	1,904,067	6	1,904,073	20.4	338,516	456,010
National Treasury Bills	1,168,367	6,629	1,174,996	12.6	6,661	-
National Treasury Notes	537,160	2,367	539,527	5.8	61,958	7,611
Central Bank Notes	191,995	23	192,018	2.1	9,267	-
Treasury/Securitization	58,333	-	58,333	0.6	-	-
DCB - Debt Conversion Bonds and other Brazilian External Debt	627,424	(13,059)	614,365	6.6	268	48,727
Other	22,876	87	22,963	0.2	16	946

PUBLIC SECURITIES - FOREIGN	3,449	(41)	3,408	0.0	3	-
Argentina (1)	372	9	381	0.0	-	-
Mexico	98	(3)	95	0.0	3	-
United States	2,953	(42)	2,911	0.0	-	-
Other	26	(5)	21	0.0	-	-

PRIVATE SECURITIES	2,324,423	18,020	2,342,443	25.2	466,259	542,710
Bank Certificates of Deposits	1,314,030	321	1,314,351	14.1	262,648	421,222
Shares in Publicly-traded Companies	153,159	(1,891)	151,268	1.6	151,268	-
Debentures	270,826	-	270,826	2.9	102	1,455
Promissory Notes	136,273	(1)	136,272	1.5	-	77,938
Rural Producer Certificate	51,262	466	51,728	0.6	9,952	11,950
Fixed Income Funds Quotas	36,627	-	36,627	0.4	36,627	-
Eurobonds and others	362,132	19,124	381,256	4.1	5,583	30,145
Others	114	1	115	0.0	79	-

Funds quotas of PGBL/VGBL	2,459,426	-	2,459,426	26.4	2,459,426	-

Total	9,297,520	14,032	9,311,552	100.0	3,342,374	1,056,004
					35.9%	11.3%

ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat				Without BBA and Fiat
	06/30/2003				06/30/2003	06/30/2002
	91 - 180	181 - 365	366 - 720	Above 720	Market Value
PUBLIC SECURITIES - DOMESTIC	585,905	865,419	278,060	1,846,911	2,660,967	4,827,369
Financial Treasury Bills	100,608	30,439	174,334	804,166	1,376,374	427,904
National Treasury Bills	424,678	743,653	4	-	6,665	1,880,571
National Treasury Notes	51,175	31,492	24,681	362,610	513,813	855,227
Central Bank Notes	6,242	-	73,154	103,355	192,017	1,110,806
Treasury/Securitization	-	58,333	-	-	58,333	-
DCB - Debt Conversion Bonds and other Brazilian External Debt	1,534	358	-	563,478	490,772	495,970
Other	1,668	1,144	5,887	13,302	22,993	56,891

PUBLIC SECURITIES - FOREIGN	16	-	-	3,389	3,407	20,535
Argentina (1)	3	-	-	378	381	-
Mexico	-	-	-	92	94	5,777
United States	13	-	-	2,898	2,911	-
Other	-	-	-	21	21	14,758

PRIVATE SECURITIES	565,587	43,165	142,587	582,135	2,433,826	4,384,681
Bank Certificates of Deposits	434,291	12,135	35,827	148,228	1,414,092	3,656,127
Shares in Publicly-traded Companies	-	-	-	-	148,170	50,155
Debentures	43,670	862	29,624	195,113	270,826	196,341
Promissory Notes	58,334	-	-	-	136,273	38,352
Rural Producer Certificate	17,832	11,931	63	-	51,728	57,699
Fixed Income Funds Quotas	-	-	-	-	33,526	-
Eurobonds and others	11,424	18,237	77,073	238,794	379,097	354,682
Others	36	-	-	-	114	31,326

Funds quotas of PGBL/VGBL	-	-	-	-	2,459,426	724,648

Total	1,151,508	908,584	420,647	2,432,435	7,557,626	9,957,233
	12.4%	9.8%	4.5%	26.1%

c) Securities Available for Sale

See below the composition of the Trading Securities portfolio by type, stated at cost and market values, and by maturity term.

ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat
	06/30/2003
	Cost	Allowance for the Adjustment to Market Value (in Stockholders’ Equity)	Market Value	%	0 - 30	31 - 90
PUBLIC SECURITIES - DOMESTIC	8,641,351	446,233	9,087,584	64.8	63,675	30,248
Financial Treasury Bills	2,357,638	21,664	2,379,302	17.0	41,514	15,952
National Treasury Bills	388,994	(2,205)	386,789	2.8	-	-
National Treasury Notes	2,904,875	94,183	2,999,058	21.4	19,052	-
Central Bank Notes	1,573,652	297,026	1,870,678	13.3	806	-
Treasury/Securitization	205,630	(16,016)	189,614	1.4	5	1
DCB - Debt Conversion Bonds and other Brazilian External Debt	1,172,946	51,454	1,224,400	8.7	439	10,581
Others	37,616	127	37,743	0.3	1,859	3,714

PUBLIC BONDS - FOREIGN	752,071	64,182	816,253	5.8	40,384	2,598
Portugal	626,780	62,716	689,496	4.9	10,061	2,598
Argentina	95,997	-	95,997	0.7	30,095	-
Greece	13,909	14	13,923	0.1	228	-
Mexico	15,385	1,452	16,837	0.1	-	-
Others	-	-	-	-	-	-

PRIVATE SECURITIES	4,090,398	20,360	4,110,758	29.3	548,473	23,948
Bank Certificates of Deposits	437,259	1,784	439,043	3.1	236,292	14
Shares in Publicly-traded Companies	195,636	19,283	214,919	1.5	214,919	-
Debentures	760,124	(22,459)	737,665	5.3	2,208	3,388
Promissory Notes	7,882	-	7,882	0.1	3,176	4,706
Mortgage Bills	51,553	-	51,553	0.4	-	-
Fixed Income Funds Quotas	15,675	-	15,675	0.1	15,675	-
Fixed Income Funds Quotas - Overseas	28,861	(16,712)	12,149	0.1	12,149	-
Variable Income Funds Quotas	37,518	18,897	56,415	0.4	56,415	-
Eurobonds and others	1,415,980	21,206	1,437,186	10.3	7,207	15,545
Real Estate Receivables Certificates	928,899	(26)	928,873	6.6	-	-
Others	211,011	(1,613)	209,398	1.5	432	295

Subtotal	13,483,820	530,775	14,014,595	100.0	652,532	56,794
					4.7%	0.4%
Deferred Charges		(171,812)
Minority interest in subsidiaries		(48,572)
Adjustments of BBA and FIAT with no impact on ITAÚ HOLDING CONSOLIDATED		27,437
Total adjustment to Market Value		337,828

ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat				Without BBA and Fiat
	06/30/2003				06/30/2003	06/30/2002
	91 - 180	181 - 365	366 - 720	Above 720	Market Value
PUBLIC SECURITIES - DOMESTIC	89,127	1,305,121	1,238,219	6,361,194	8,712,764	5,447,676
Financial Treasury Bills	31,387	32,521	294,946	1,962,982	2,173,961	1,871,855
National Treasury Bills	-	-	386,789	-	386,790	72,395
National Treasury Notes	40,049	594,876	27,229	2,317,852	2,852,145	1,503,390
Central Bank Notes	-	569,437	492,401	808,034	1,869,927	1,420,740
Treasury/Securitization	3,232	104,130	2,979	79,267	189,614	105,472
DCB - Debt Conversion Bonds and other Brazilian External Debt	4,533	-	27,368	1,181,479	1,217,413	409,942
Others	9,926	4,157	6,507	11,580	22,914	63,881

PUBLIC BONDS - FOREIGN	1,570	19,925	144,618	607,158	816,252	693,403
Portugal	1,239	6,218	128,112	541,268	689,495	27,004
Argentina	-	12	-	65,890	95,997	590,975
Greece	-	13,695	-	-	13,923	41,195
Mexico	331	-	16,506	-	16,837	28,589
Others	-	-	-	-	-	5,640

PRIVATE SECURITIES	1,022,175	135,860	289,397	2,090,905	3,832,279	3,656,395
Bank Certificates of Deposits	840	71,954	-	129,943	340,353	142,892
Shares in Publicly-traded Companies	-	-	-	-	126,505	56,198
Debentures	132,783	10,986	162,711	425,589	524,709	224,473
Promissory Notes	-	-	-	-	7,882	-
Mortgage Bills	-	-	-	51,553	51,553	144,236
Fixed Income Funds Quotas	-	-	-	-	3,298	-
Fixed Income Funds Quotas - Overseas	-	-	-	-	12,149	78,598
Variable Income Funds Quotas	-	-	-	-	56,415	68,716
Eurobonds and others	11,142	52,920	126,686	1,223,686	1,576,174	1,547,214
Real Estate Receivables Certificates	877,410	-	-	51,463	923,843	934,646
Others	-	-	-	208,671	209,398	459,423

Subtotal	1,112,872	1,460,906	1,672,234	9,059,257	13,361,295	9,797,474
	7.9%	10.4%	11.9%	64.6%
Tax credits
Minority interest in subsidiaries
Adjustments of BBA and FIAT with no impact on ITAÚ HOLDING CONSOLIDATED
Total adjustment to Market Value

d) Securities Held to Maturity

See below the composition of Securities held to Maturity portfolio by type, stated at cost and by maturity term. The securities classified under this type, if stated at market value, would present a provision for devaluation of R$ 14,179.

ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat
	06/30/2003
	Book Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Above 720
PUBLIC SECURITIES - DOMESTIC	545,032	60.5	1,635	-	13,194	162,372	30,856	336,975
Financial Treasury Bills	6,103	0.7	1,635	-	-	-	4,468	-
National Treasury Notes	231,421	25.7	-	-	-	-	-	231,421
National Treasury Notes - M (*)	158,330	17.6	-	-	13,194	13,194	26,388	105,554
DCB - Debt Conversion Bonds and other Brazilian External Debt Securities	149,178	16.6	-	-	-	149,178	-	-

PUBLIC SECURITIES - FOREIGN	56,680	6.3	-	31,553	-	-	-	25,127
United States	31,553	3.5	-	31,553	-	-	-	-
Other	25,127	2.8	-	-	-	-	-	25,127

PRIVATE SECURITIES	298,549	33.2	24,903	-	-	44,143	-	229,503
Debentures	206,239	22.9	-	-	-	-	-	206,239
Eurobonds and Others	67,407	7.5	-	-	-	44,143	-	23,264
Other	24,903	2.8	24,903	-	-	-	-	-

Total	900,261	100.0	26,538	31,553	13,194	206,515	30,856	591,605
			2.9%	3.5%	1.5%	22.9%	3.4%	65.7%

ITAÚ HOLDING CONSOLIDATED
Without BBA and FIAT
	06/30/2003	06/30/2002
Market Value
PUBLIC SECURITIES - DOMESTIC	113,148	131,273
Financial Treasury Bills	-	-
National Treasury Notes	-	-
National Treasury Notes - M (*)	113,148	131,273
DCB - Debt Conversion Bonds and other Brazilian External Debt Securities	-	-

PUBLIC SECURITIES - FOREIGN	-	-
United States	-	-
Other	-	-

PRIVATE SECURITIES	-	-
Debentures	-	-
Eurobonds and Others	-	-
Other	-	-

Total	113,148	131,273

(*) These securities are nominative and cannot be sold.

e) Derivative Financial Instruments (Assets and Liabilities)

See below the composition of the Derivative Financial Instruments (Assets and Liabilities) by type, stated at historical cost and market value, and by maturity term.

ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat										Without BBA and Fiat
	06/30/2003										06/30/2003	06/30/2002
	Cost	Provision for Adjustment to Market Value (to Net Income)	Market Value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Above 720	Market Value
ASSETS
Option premiums	126,522	(17,674)	108,848	6.0	36,157	25,506	14,632	7,751	14,870	9,932	97,535	105,257
Forward share agreements	78,415	(8,774)	69,641	3.8	32,138	29,892	7,611	-	-	-	69,641	55,095
Swaps - Difference receivable	1,217,561	107,784	1,325,345	72.6	280,264	129,251	206,728	278,949	235,998	194,155	652,698	368,178
Other	311,230	9,752	320,982	17.6	54,488	103,602	96,813	64,392	1,687	-	22,115	-

Total	1,733,728	91,088	1,824,816	100.0	403,047	288,251	325,784	351,092	252,555	204,087	841,989	528,530
					22.1%	18.2%	17.9%	19.2%	11.4%	11.2%

LIABILITIES
Option premiums	139,376	4,297	135,079	13.9	56,237	33,037	10,127	14,257	11,125	10,296	67,550	77,812
Swaps - Difference payable	427,407	(123,460)	550,867	56.6	128,769	44,424	66,762	79,447	95,894	135,571	329,157	576,558
Other	283,106	(4,308)	287,414	29.5	46,928	94,993	82,869	62,538	86	-	15,374	-

Total	849,889	(123,471)	973,360	100.0	231,934	172,454	159,758	156,242	107,105	145,867	412,081	654,370
					23.8%	17.7%	16.4%	22.6%	4.5%	15.0%

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAÚ HOLDING CONSOLIDATED is fully involved in the operation of derivative markets, either in complying with the growing clients’ needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

•         Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;

•         Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAÚ HOLDING CONSOLIDATED carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAÚ HOLDING CONSOLIDATED at June 30, 2003 were related to the foreign exchange rate, interest rate, U.S. dollar and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situation.

Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

•         Futures and Forward Contracts: quotes on the stock exchanges;

•         Swaps: the cash flow of each part is discounted to current value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad.

•         Options: statistical models that take over the volatility behavior of the asset objective, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their reference values recorded in memorandum accounts and adjustments/premiums in balance sheet accounts.

ITAÚ HOLDING CONSOLIDATED With BBA and Fiat - 06/30/2003
		MEMORANDUM ACCOUNT NOTIONAL VALUE	BALANCE SHEET ACCOUNT RECEIVABLE/RECEIVED (PAYABLE/PAID)	MARKET VALUE	ADJUSTMENT TO MARKET VALUE
Future Contracts		29,714,424	4,852	5,599	747
Purchase commitments		14,956,013	(28,762)	(28,338)	424
Foreign currency		585,329	(2,101)	(2,140)	(39)
Interbank market		9,265,603	(520)	(575)	(55)
Indices		4,938,182	(26,713)	(26,195)	518
Others		166,899	572	572	-

Commitments to sell		14,758,411	33,614	33,937	323
Foreign currency		2,636,791	6,481	6,492	11
Interbank market		7,065,755	(713)	(790)	(77)
Indices		4,525,578	27,892	28,281	389
Others		530,287	(46)	(46)	-

Swap contracts			790,154	774,478	(15,676)
Asset position		26,509,928	1,217,561	1,325,345	107,784
Foreign currency		7,948,914	297,908	378,021	80,113
Interbank market		13,600,850	847,056	786,990	(60,066)
Prefixed		2,188,837	37,957	60,962	23,005
Indices		2,755,796	30,824	10,880	(19,944)
Others		15,531	3,816	88,492	84,676

Liability position		25,719,774	(427,407)	(550,867)	(123,460)
Foreign currency		9,962,080	(125,409)	(130,918)	(5,509)
Interbank market		9,295,164	(160,278)	(205,393)	(45,115)
Prefixed		1,683,085	(43,098)	(115,145)	(72,047)
Indices		4,360,173	(89,825)	(16,325)	73,500
Others		419,272	(8,797)	(83,086)	(74,289)

Option contracts		9,131,686	12,854	26,231	13,377

Purchase commitments - purchased position		3,809,543	(112,686)	(65,095)	47,591
Foreign currency		2,038,443	(55,054)	(13,105)	41,949
Prefixed		313,910	(7,787)	(5,241)	2,546
Indices		449,100	(1,562)	(1,313)	249
Shares		493,011	(46,180)	(43,443)	2,737
Others		515,079	(2,103)	(1,993)	110

Commitments to sell - purchased position		1,372,750	(13,836)	(43,753)	(29,917)
Foreign currency		273,300	(5,323)	(30,988)	(25,665)
Indices		19,916	(49)	(48)	1
Shares		93,603	(6,172)	(8,230)	(2,058)
Others		985,931	(2,292)	(4,487)	(2,195)

Purchase position - sold position		2,108,545	62,253	32,934	(29,319)
Foreign currency		1,081,767	47,231	21,479	(25,752)
Prefixed		28,720	1,417	2,713	1,296
Indices		599,850	1,631	1,232	(399)
Shares		104,599	7,452	4,807	(2,645)
Others		293,609	4,522	2,703	(1,819)

Commitments to sell - sold position		1,840,848	77,123	102,145	25,022
Foreign currency		574,800	12,729	59,877	47,148
Prefixed		703,640	31,693	9,239	(22,454)
Indices		59,143	115	79	(36)
Shares		254,212	313	349	36
Others		249,053	32,273	32,601	328

Forward

Sales receivable			78,415	69,641	(8,774)
Shares		-	64,446	64,478	32
Shares		-	13,969	5,163	(8,806)

Other financial derivative instruments
Asset position		1,983,595	311,230	320,982	9,752
Liability position		4,827,235	(283,106)	(287,414)	(4,308)

		ASSETS	1,733,728	1,824,816	91,088
		LIABILITIES	(849,889)	(973,360)	(123,471)
		TOTAL	883,839	851,456	(32,383)

Derivative contracts mature as follows:

Clearing	0 - 30	31 - 180	181 - 365	Above 365	06/30/2003
Futures	8,653,945	3,049,084	7,967,342	10,044,053	29,714,424
Swaps	3,776,816	4,521,694	7,486,321	9,507,536	25,292,367
Options	2,832,574	1,750,184	1,573,971	2,974,957	9,131,686
Others	854,767	1,541,009	1,541,218	2,873,836	6,810,830

ITAÚ HOLDING CONSOLIDATED Without BBA and Fiat
	MEMORANDUM ACCOUNT NOTIONAL VALUE		BALANCE SHEET ACCOUNT RECEIVABLE/RECEIVED (PAYABLE/PAID)		MARKET VALUE		ADJUSTMENT TO MARKET VALUE
	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003	06/30/2002

Future Contracts	21,310,476	46,627,524	11,342	(10,926)	11,342	(10,926)	-	-

Purchase commitments	11,399,795	22,255,335	(14,700)	(41,279)	(14,700)	(41,279)	-	-
Foreign currency	507,668	1,330,475	(1,925)	7,471	(1,925)	7,471	-	-
Interbank market	7,970,151	17,622,751	(349)	14,351	(349)	14,351	-	-
Indices	2,846,398	2,827,069	(12,426)	(59,771)	(12,426)	(59,771)	-	-
Others	75,578	475,040	-	(3,330)	-	(3,330)	-	-

Commitments to sell	9,910,681	24,372,189	26,042	30,353	26,042	30,353	-	-
Foreign currency	2,607,894	1,893,581	6,168	(31,715)	6,168	(31,715)	-	-
Interbank market	3,772,465	19,872,110	(266)	(25,937)	(266)	(25,937)	-	-
Indices	3,063,219	2,535,140	20,179	89,164	20,179	89,164	-	-
Shares	-	6,819	-	(60)	-	(60)	-	-
Others	467,103	64,539	(39)	(1,099)	(39)	(1,099)	-	-

Swap contracts			398,896	(50,559)	323,541	(208,380)	(75,355)	(157,821)

Asset position	15,216,078	16,840,885	672,814	712,806	652,698	368,178	(20,116)	(344,628)
Foreign currency	5,812,587	7,549,224	156,568	655,572	185,781	302,034	29,213	(353,538)
Interbank market	6,409,731	5,922,089	476,409	40,724	400,981	56,679	(75,428)	15,955
Fixed rate	2,273,748	1,310,839	37,053	15,079	54,522	5,006	17,469	(10,073)
Indices	704,481	854,555	1,740	510	(263)	506	(2,003)	(4)
Shares	-	1,301	-	-	-	-	-	-
Others	15,531	1,202,877	1,044	921	11,677	3,953	10,633	3,032

Liability position	14,817,182	16,891,444	(273,918)	(763,365)	(329,157)	(576,558)	(55,239)	186,807
Foreign currency	5,784,759	6,635,685	(63,696)	(681,657)	(78,628)	(458,599)	(14,932)	223,058
Interbank market	5,655,120	6,900,965	(114,221)	(50,146)	(109,907)	(67,331)	4,314	(17,185)
Fixed rate	1,136,879	1,618,792	(27,539)	(19,744)	(76,601)	(12,773)	(49,062)	6,971
Indices	1,797,089	524,951	(63,743)	(3,777)	(60,165)	(3,773)	3,578	4
Others	443,335	1,211,051	(4,719)	(8,041)	(3,856)	(34,082)	863	(26,041)

Option contracts	5,461,689	3,988,627	(29,594)	(12,439)	(29,985)	(27,445)	(391)	(15,006)

Purchase commitments - purchased position	2,503,481	1,644,780	(82,696)	(75,573)	(58,373)	(104,632)	24,323	(29,059)
Foreign currency	1,234,628	411,628	(32,612)	(11,957)	(11,015)	(39,205)	21,597	(27,248)
Fixed rate	-	-	(873)	-	(873)	-	-	-
Indices	449,100	444,450	(1,562)	(3,866)	(1,313)	(7,073)	249	(3,207)
Shares	451,011	718,426	(46,062)	(53,757)	(43,693)	(53,730)	2,369	27
Others	368,742	70,276	(1,587)	(5,993)	(1,479)	(4,624)	108	1,369

Commitments to sell - purchased position	929,008	840,816	(10,765)	(6,216)	(39,162)	(625)	(28,397)	5,591
Foreign currency	216,050	538,250	(4,463)	(6,101)	(30,848)	(625)	(26,385)	5,476
Interbank market	-	28,245	-	-	-	-	-	-
Indices	19,916	230,000	(49)	(115)	(48)	-	1	115
Shares	93,603	-	(6,172)	-	(8,230)	-	(2,058)	-
Others	599,439	44,321	(81)	-	(36)	-	45	-

Purchase position - sold position	1,481,566	716,655	41,817	16,766	25,540	26,168	(16,277)	9,402
Foreign currency	711,067	154,750	31,327	5,919	18,004	17,545	(13,323)	11,626
Fixed rate	-	-	392	-	392	-	-	-
Indices	599,850	530,825	1,631	3,550	1,232	3,209	(399)	(341)
Shares	102,720	5,139	7,266	442	4,723	148	(2,543)	(294)
Other	67,929	25,941	1,201	6,855	1,189	5,266	(12)	(1,589)

Commitments to sell - sold position	547,634	786,376	22,050	52,584	42,010	51,644	19,960	(940)
Foreign currency	137,300	81,750	2,708	955	10,044	15	7,336	(940)
Indices	59,143	-	115	-	79	-	(36)	-
Shares	254,212	704,626	313	51,629	349	51,629	36	-
Others	96,979	-	18,914	-	31,538	-	12,624	-

Forward
Sales receivable			78,415	54,328	69,641	55,095	(8,774)	767
Shares	-	-	64,446	54,328	64,478	55,095	32	767
Foreign currency	-	-	13,969	-	5,163	-	(8,806)	-

Other derivative financial instruments
Asset position	1,378,992	-	22,114	-	22,115	-	1	-
Liability position	2,788,874	-	(15,374)	-	(15,374)	-	-	-
		ASSETS	866,804	848,923	841,989	528,530	(24,815)	(320,393)
		LIABILITIES	(353,159)	(832,715)	(412,081)	(654,370)	(58,922)	178,345
		TOTAL	513,645	16,208	429,908	(125,840)	(83,737)	(142,048)

Derivative contracts mature as follows:
Clearing	0 - 30	31 - 180	181 - 365	Above 365	06/30/2003	06/30/2002
Futures	7,679,093	1,521,610	5,040,392	7,069,381	21,310,476	46,627,524
Swaps	2,087,196	2,748,995	3,236,862	6,470,211	14,543,264	16,128,079
Options	1,113,440	1,414,204	1,164,724	1,769,321	5,461,689	3,988,627
Others	1,035,483	1,259,609	1,000,104	872,670	4,167,866	-

f) Changes in the Securities Valuation Alowance and Mark-to-Market Allowance

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 06/30/2003		01/01 to 06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Opening balance	(1,293,254)	(1,362,115)	(907,832)
Balance from acquisition of FIAT	4,345	-	-
Prior-year adjustments	-	-	33,962
Increases with impact on:
Net income	528,976	587,640	(841,270)
Stockholders’ equity	787,268	767,404	(597,324)
Write-offs:
Net income	(11,177)	(11,680)	28,613
Stockholders’ equity	(48,735)	(48,735)	-
Permanent losses	-	-	240,800
Closing balance	(32,577)	(67,486)	(2,043,051)
Adjustment to market value	512,423	477,514	(896,051)
Additional provision (*)	(545,000)	(545,000)	(1,147,000)
(*)	It aims to cover present and future risks of fluctuation in the quotations, considering the high volatility scenarios seen in the course of the last year in the local and international markets.

The table below specifies the growth of additional provision for securities and the unrealized profits for securities available for sale:

	ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat	Without BBA and Fiat
	06/30/2003	06/30/2003	06/30/2002

Additional provision	545,000	545,000	1,147,000
Adjustment to securities available for sale - stockholders’ equity	530,775	550,734	(609,030)

Total unrealized profits	1,075,775	1,095,734	537,970

Note 7 - Loan Portfolio	(In thousands of Reais)

a)	Summary
	ITAÚ HOLDING CONSOLIDATED
	06/30/2003		06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Loan operations	33,458,789	23,947,375	25,578,900
Lease operations	906,704	805,381	1,233,341
Other Credits (1)	1,701,374	1,692,314	2,069,340
Advances on exchange contracts (2)	2,286,858	1,857,280	1,276,163
Total	38,353,725	28,302,350	30,157,744
Endorsements and sureties (3)	6,231,854	4,777,570	4,680,993
Total with endorsements and sureties	44,585,579	33,079,920	34,838,737
(1)	Includes operations with credit cards and securities and credits receivable, debtors from purchase of other assets, and honored endorsements and sureties (Note 10a).
(2)	Includes advances on exchange contracts and Income receivable from advances. Recorded in other credits/liabilities - Foreign exchange portfolio (Note 9).
(3)	Recorded in memorandum accounts.

b)	Loans and Lease Portfolio by Risk Level

I - Composition by type of operation and risk level

ITAÚ HOLDING CONSOLIDATED
With BBA and Fiat
06/30/2003
Risk level	AA	A	B	C	D	E	F	G	H	Total	%
Credit operations	6,594,284	11,565,919	7,393,675	3,188,241	2,035,559	1,024,487	711,725	134,630	810,270	33,458,789	87.2
Loans and discounted trade receivables	3,802,248	5,110,034	4,463,143	1,907,176	1,219,147	773,727	577,579	90,863	470,270	18,414,187	48.0
Financing	2,057,669	5,577,692	1,623,416	956,331	406,646	42,223	84,240	23,621	239,144	11,010,985	28.7
Farming and agribusiness industries	730,189	522,421	330,355	33,009	12,246	178,194	2,398	137	26,155	1,835,105	4.8
Real estate financing	4,178	355,772	976,762	291,725	397,518	30,342	47,507	20,008	74,700	2,198,513	5.7

Leasing operations	68,934	478,562	165,353	59,164	78,640	8,245	9,764	3,270	34,772	906,704	2.4

Other receivables	-	25,695	1,397,195	64,988	102,842	27,485	16,572	10,381	56,216	1,701,374	4.4

Advances on exchange contracts	517,545	1,045,645	608,363	85,929	3,352	20,576	99	14	5,334	2,286,858	6.0

Total with BBA and FIAT	7,180,763	13,115,821	9,564,586	3,398,322	2,220,393	1,080,792	738,161	148,295	906,593	38,353,725
%	18.7	34.2	24.9	8.9	5.8	2.8	1.9	0.4	2.4
Total without BBA and FIAT	5,482,139	8,080,106	8,231,518	2,099,299	1,973,800	1,014,809	626,803	131,335	662,541	28,302,350
%	19.3	28.5	29.1	7.4	7.0	3.6	2.2	0.5	2.3
Total - 06/30/2002	7,369,265	8,126,231	8,299,872	2,035,893	1,441,211	943,717	544,109	283,233	1,114,213	30,157,744
%	24.4	26.9	27.5	6.8	4.8	3.1	1.8	0.9	3.7

ITAÚ HOLDING CONSOLIDATED
	Without BBA and Fiat
	06/30/2003		06/30/2002
Risk level	Total	%	Total	%
Credit operations	23,947,375	84.6	25,578,900	84.8
Loans and discounted trade receivables	15,096,208	53.3	16,653,073	55.2
Financing	4,817,549	17.0	5,146,982	17.1
Farming and agribusiness industries	1,835,105	6.5	1,193,461	4.0
Real estate financing	2,198,513	7.8	2,585,385	8.6

Leasing operations	805,381	2.8	1,233,341	4.1

Other receivables	1,692,314	6.0	2,069,340	6.9

Advances on exchange contracts	1,857,280	6.6	1,276,163	4.2

Total with BBA and FIAT	28,302,350		30,157,744
%
Total without BBA and FIAT
%
Total - 06/30/2002
%

II - Composition by maturity and risk level

ITAÚ HOLDING CONSOLIDATED
With BBA and Fiat
	06/30/2003
	AA	A	B	C	D	E	F	G	H	Total	%
ABNORMAL SITUATION
Falling due installments (in days)	-	-	283,774	249,523	414,261	142,509	183,540	57,895	276,789	1,608,290	4.2
01 to 30	-	-	22,559	12,889	20,082	13,795	15,242	4,267	14,097	102,931	0.3
31 to 60	-	-	15,600	12,099	14,510	10,330	15,414	3,541	9,885	81,379	0.2
61 to 90	-	-	12,630	10,921	13,417	9,989	10,521	3,657	9,514	70,649	0.2
91 to 180	-	-	35,172	31,730	37,732	27,485	35,634	9,156	30,130	207,039	0.5
181 to 365	-	-	58,299	53,071	82,344	34,164	42,304	12,610	46,698	329,490	0.9
Over 365	-	-	139,513	128,813	246,176	46,746	64,425	24,663	166,465	816,801	2.1

Overdue installments	-	-	48,848	82,132	195,565	140,686	190,649	78,655	488,890	1,225,426	3.2
01 to 14	-	-	848	6,270	10,449	4,855	5,209	1,693	4,067	33,391	0.1
15 to 30	-	-	48,000	12,435	46,869	22,179	10,440	2,266	8,857	151,046	0.4
31 to 60	-	-	-	63,427	57,180	30,372	18,721	5,216	23,867	198,782	0.5
61 to 90	-	-	-	-	81,067	25,895	48,159	6,692	24,355	186,167	0.5
91 to 180	-	-	-	-	-	57,386	108,122	62,788	82,471	310,768	0.8
181 to 365	-	-	-	-	-	-	-	-	322,539	322,539	0.8
Over 365	-	-	-	-	-	-	-	-	22,735	22,735	0.1

SUBTOTAL WITH BBA AND FIAT	-	-	332,622	331,655	609,827	283,195	374,189	136,550	765,679	2,833,716	7.4
%	-	-	0.9	0.9	1.6	0.7	1.0	0.3	2.0	7.4
SUBTOTAL WITHOUT BBA AND FIAT	-	-	190,852	214,997	537,782	252,738	295,011	121,487	539,117	2,151,985
%	-	-	0.7	0.8	1.9	0.9	1.0	0.4	1.9	7.6
SUBTOTAL 06/30/2002	-	-	239,123	257,426	468,735	476,461	471,398	177,831	1,050,825	3,141,799
%	-	-	0.8	0.8	1.6	1.6	1.6	0.6	3.4	10.4

ITAÚ HOLDING CONSOLIDATED
Without BBA and Fiat
	06/30/2003		06/30/2002
	Total	%	Total	%
ABNORMAL SITUATION
Falling due installments (in days)	1,194,321	4.2	1,647,924	5.5
01 to 30	67,992	0.2	125,542	0.4
31 to 60	50,223	0.2	91,827	0.3
61 to 90	49,434	0.2	87,050	0.3
91 to 180	139,253	0.5	244,345	0.8
181 to 365	227,882	0.8	331,145	1.1
Over 365	659,537	2.3	768,015	2.5

Overdue installments	957,664	3.4	1,493,875	5.0
01 to 14	26,370	0.1	39,463	0.1
15 to 30	128,307	0.5	153,232	0.5
31 to 60	176,469	0.6	200,177	0.7
61 to 90	173,629	0.6	157,647	0.5
91 to 180	255,996	0.9	377,373	1.3
181 to 365	174,471	0.6	492,830	1.6
Over 365	22,421	0.1	73,154	0.2

SUBTOTAL WITH BBA AND FIAT	2,151,985	7.6	3,141,799	10.4
%
SUBTOTAL WITHOUT BBA AND FIAT
%
SUBTOTAL 06/30/2002
%

ITAÚ HOLDING CONSOLIDATED
With BBA and Fiat
06/30/2003
	AA	A	B	C	D	E	F	G	H	Total	%
	NORMAL SITUATION
Falling due installments (in days)	7,145,366	13,045,545	9,170,620	2,999,372	1,565,765	762,456	356,036	11,046	135,298	35,191,503	91.8
01 to 30	1,951,929	2,415,099	3,746,617	532,021	580,980	190,509	55,688	3,684	50,008	9,526,535	24.8
31 to 60	991,969	1,040,362	796,716	257,263	83,055	45,110	21,146	539	8,308	3,244,468	8.5
61 to 90	554,038	944,683	601,363	205,386	61,092	37,236	52,509	472	6,924	2,463,703	6.4
91 to 180	1,004,093	1,741,353	993,403	409,012	175,675	100,810	45,409	1,203	18,527	4,489,485	11.7
181 to 365	1,073,459	2,319,004	1,035,825	434,747	273,273	133,158	67,975	1,699	20,143	5,359,283	14.0
Over 365	1,569,878	4,585,044	1,996,697	1,160,941	391,688	255,634	113,309	3,449	31,388	10,108,029	26.4

Overdue up to 14 days	35,397	70,276	61,343	67,295	44,802	35,142	7,936	699	5,616	328,506	0.9

SUBTOTAL WITH BBA AND FIAT	7,180,763	13,115,821	9,231,964	3,066,667	1,610,567	797,598	363,972	11,745	140,913	35,520,009	92.6
%	18.7	34.2	24.1	8.0	4.2	2.1	0.9	0.0	0.4	92.6
SUBTOTAL WITHOUT BBA AND FIAT	5,482,139	8,080,106	8,040,666	1,884,302	1,436,019	762,071	331,792	9,847	123,424	26,150,365
%	19.4	28.5	28.4	6.7	5.1	2.7	1.2	0.0	0.4	92.4
SUBTOTAL 06/30/2002	7,369,265	8,126,231	8,060,749	1,778,468	972,476	467,255	72,711	105,402	63,388	27,015,945
%	24.4	26.9	26.7	5.9	3.2	1.5	0.2	0.3	0.2	89.6
TOTAL WITH BBA AND FIAT	7,180,763	13,115,821	9,564,586	3,398,322	2,220,393	1,080,792	738,161	148,295	906,593	38,353,725
%	18.7	34.2	24.9	8.9	5.8	2.8	1.9	0.4	2.4
TOTAL WITHOUT BBA AND FIAT	5,482,139	8,080,106	8,231,518	2,099,299	1,973,800	1,014,809	626,803	131,335	662,541	28,302,350
%	19.4	28.5	29.1	7.4	7.0	3.6	2.2	0.5	2.3
TOTAL - 06/30/2002	7,369,265	8,126,231	8,299,872	2,035,893	1,441,211	943,717	544,109	283,233	1,114,213	30,157,744
%	24.4	26.9	27.5	6.8	4.8	3.1	1.8	0.9	3.6

ITAÚ HOLDING CONSOLIDATED
Without BBA and Fiat
	06/30/2003		06/30/2002
	Total	%	Total	%
	NORMAL SITUATION
Falling due installments (in days)	25,905,843	91.5	26,764,777	88.8
01 to 30	8,178,920	28.9	6,290,756	20.9
31 to 60	2,106,398	7.4	2,980,462	9.9
61 to 90	1,743,319	6.2	1,970,729	6.5
91 to 180	3,209,748	11.3	2,981,164	9.9
181 to 365	3,417,023	12.1	3,564,015	11.8
Over 365	7,250,436	25.6	8,977,651	29.8

Overdue up to 14 days	244,522	0.9	251,168	0.8

SUBTOTAL WITH BBA AND FIAT	26,150,365	92.4	27,015,945	89.6
%
SUBTOTAL WITHOUT BBA AND FIAT
%
SUBTOTAL 06/30/2002
%
TOTAL WITH BBA AND FIAT	28,302,350		30,157,744

c)	Composition by Business Sector

ITAÚ HOLDING CONSOLIDATED
	06/30/2003				06/30/2002
	With BBA and Fiat	%	Without BBA and Fiat	%	Total	%

PUBLIC SECTOR	778,994	2.1	661,827	2.3	1,163,416	3.9
Chemical and petrochemical	405,890	1.1	314,910	1.1	392,605	1.3
Others	373,105	1.0	346,916	1.2	770,811	2.6
PRIVATE SECTOR	37,574,731	98.0	27,640,523	97.7	28,994,328	96.1
CORPORATE ENTITY	23,012,490	60.0	15,950,914	56.4	16,907,993	56.1
INDUSTRY	11,143,457	29.1	8,071,596	28.5	8,381,698	27.8
Food and beverages	1,791,896	4.7	1,296,642	4.6	1,387,751	4.6
Steel and metallurgy	1,358,654	3.5	1,002,127	3.5	1,221,822	4.1
Chemical and petrochemical	2,185,299	5.7	1,748,501	6.2	1,491,075	4.9
Electrical and electronic	627,395	1.6	381,268	1.3	552,475	1.8
and pulp	1,190,125	3.1	530,936	1.9	827,523	2.7
Light and heavy vehicles	678,680	1.8	459,717	1.6	362,691	1.2
Textile and clothing	410,760	1.1	286,234	1.0	258,065	0.9
Mechanics	186,665	0.5	173,706	0.6	257,887	0.9
Tobacco	469,219	1.2	469,195	1.7	273,323	0.9
Fertilizers, inseticides and crop protection	453,249	1.2	378,084	1.3	469,310	1.6
Autoparts and accessories	410,662	1.1	281,737	1.0	167,664	0.6
Construction material	431,596	1.1	374,807	1.3	560,050	1.9
Pharmaceuticals	84,544	0.2	84,253	0.3	79,996	0.3
Wood and furniture	278,081	0.7	163,732	0.6	151,851	0.5
Tractors and agribusiness machinery	173,432	0.5	161,079	0.6	51,552	0.2
Other	413,199	1.1	279,577	1.0	268,662	0.9
COMMERCE	2,168,518	5.7	1,804,823	6.4	1,735,126	5.8
Retailers	1,702,496	4.4	1,475,738	5.2	1,437,365	4.8
Wholesale	299,694	0.8	229,008	0.8	231,790	0.8
Other	166,328	0.4	100,077	0.4	65,971	0.2
SERVICES	7,930,046	20.7	4,882,551	17.3	5,778,178	19.1
Telecommunications	2,468,148	6.4	1,616,025	5.7	2,184,517	7.2
Electrical energy generation and distribution	1,952,903	5.1	941,668	3.3	1,228,804	4.1
Financial	819,375	2.1	715,230	2.5	664,332	2.2
Service companies	684,712	1.8	574,371	2.0	572,094	1.9
Contractors and real estate agents	490,136	1.3	210,760	0.7	273,937	0.9
Real estate financing (company)	102,382	0.3	102,382	0.4	174,765	0.6
Public services and concessionaires	282,883	0.7	179,232	0.6	168,846	0.5
Transportation	291,696	0.8	198,650	0.7	187,935	0.6
Communications	155,947	0.4	4,439	0.0	6,645	0.0
Other	681,864	1.8	339,794	1.2	316,302	1.0
PRIMARY SECTOR	1,638,260	4.3	1,095,384	3.9	876,318	2.9
Mining	298,685	0.8	144,127	0.5	214,810	0.7
Farming and livestock	1,315,991	3.4	948,343	3.4	659,301	2.2
Others	23,584	0.1	2,914	0.0	2,207	0.0
OTHERS	132,209	0.3	96,560	0.3	136,673	0.5
INDIVIDUALS	14,562,241	38.0	11,689,609	41.3	12,086,335	40.0
Credit cards	2,808,579	7.3	2,808,579	9.9	2,757,548	9.1
Real estate financing	2,096,131	5.5	2,096,131	7.4	2,410,619	8.0
Consumer loans/vehicles/ overdraft	9,657,531	25.2	6,784,900	24.0	6,918,168	22.9

TOTAL	38,353,725	100.0	28,302,350	100.0	30,157,744	100.0

d)	Concentration of Credit (*)

ITAÚ HOLDING CONSOLIDATED
	06/30/2003				06/30/2002
	Risk With BBA and FIAT	% of Total	Risk Without BBA and Fiat	% of Total	Risk	% of Total

Largest debtor	870,315	2.0	787,313	2.4	908,598	2.6
20 largest debtors	8,628,789	19.4	6,436,673	19.5	7,970,191	22.9
50 largest debtors	14,097,993	31.6	10,294,963	31.1	12,132,519	34.8
100 largest debtors	18,560,744	41.6	13,419,234	40.6	15,397,081	44.2

(*) These amounts include endorsements and sureties.

e)	Allowance for Loan Losses

I - Changes in allowance for loan losses

ITAÚ HOLDING CONSOLIDATED
	01/01 to 06/30/2003		01/01 to 06/30/2002
	With BBA and Fiat	Without BBA and Fiat

Opening balance	(3,172,145)	(2,863,241)	(2,568,182)
Balance from institutions acquired	(87,832)	-	-
Extraordinary result (1)	(101,252)	(63,145)	31,874
Net increase for the period	(932,465)	(784,993)	(943,305)
Write-Offs (2)	1,211,320	1,118,336	568,140
Closing balance	(3,082,374)	(2,593,043)	(2,911,473)
Specific allowance (3)	(1,207,575)	(909,625)	(1,610,932)
Generic allowance (4)	(1,026,690)	(891,106)	(585,541)
Additional allowance (5)	(848,109)	(792,312)	(715,000)

(1)

On June 30, 2003, including the provision for institutions acquired. On June 30, 2002, including the additional provision for Banco Itaú Buen Ayre, net of the foreign exchange variation effects, taken to Extraordinary result.

(2)	Includes additional write-offs on the Allowance for loan losses for operations that the Management considers as having a low realization expectation in the short term.
(3)	For operations with past due installments for over 14 days or owed by companies which are under composition with creditors or under a bankruptcy process.
(4)	For operations not covered by the previous item due to the classification of the client or operation.
(5)

Refers to the provision in excess of the minimum required, recorded based on the conservative criteria adopted by management, in accordance with good banking practices, in order to cover any unexpected losses resulting from strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis, including operations taking place in Argentina.

Note: The specific and generic allowances reflect the effects of increase of supplementary allowance totaling R$ 212,115 for ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT and R$ 189,956 for ITAÚ CONSOLIDATED WITHOUT BBA AND FIAT as it does not consider the option established in Article 5 of BACEN Resolution 2,682, altered by Article 2 of BACEN Resolution 2,697/2000, that the loan operations with clients whose total liability is below R$ 50 (fifty thousand Reais), could be assessed given the delays defined. In addition, include allowances for risks involving endorsements and sureties, recorded in memorandum accounts, and operations having their risk increased conservatively totaling R$ 129,817.

At June 30, 2003, the balance of the allowance for loan losses totaled 8.0% for ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT, and 9.2% (9.7% at June 30, 2002) for ITAÚ HOLDING CONSOLIDATED WITHOUT BBA AND FIAT.

II -	Allowance for loan losses by risk levels

ITAÚ HOLDING CONSOLIDATED With BBA and Fiat
Risk Level	% Minimum allowance required	Portfolio Balance
		At 06/30/2003					At 06/30/2002
		Abnormal situation (1)			Normal situation	Total
		Falling due installments	Overdue installments	Subtotal	Falling due and overdue installments
AA	0.0	-	-	-	7,180,763	7,180,763	-
A	0.5	-	-	-	13,115,821	13,115,821	-
B	1.0	283,774	48,848	332,622	9,231,964	9,564,586	-
C	3.0	249,523	82,132	331,655	3,066,667	3,398,322	-
D	10.0	414,261	195,565	609,827	1,610,567	2,220,393	-
E	30.0	142,509	140,686	283,195	797,598	1,080,792	-
F	50.0	183,540	190,649	374,189	363,972	738,161	-
G	70.0	57,895	78,655	136,550	11,745	148,295	-
H	100.0	276,789	488,890	765,679	140,913	906,593	-
Total		1,608,290	1,225,426	2,833,716	35,520,009	38,353,725	-

ITAÚ HOLDING CONSOLIDATED With BBA and Fiat
Total Provision
Risk Level	% Minimum allowance required	06/30/2003					06/30/2002
		Minimum required		Total (2)	Excess allowance (3)	Existing allowance	Existing provision
		Specific	Generic
AA	0.0	-	-	-	-	-	-
A	0.5	-	(65,579)	(65,579)	(51,560)	(117,139)	-
B	1.0	(3,326)	(92,320)	(95,646)	(177,310)	(272,956)	-
C	3.0	(9,950)	(137,334)	(147,284)	(99,259)	(246,543)	-
D	10.0	(60,983)	(161,057)	(222,039)	(353,531)	(575,571)	-
E	30.0	(84,958)	(239,279)	(324,238)	(125,357)	(449,595)	-
F	50.0	(187,094)	(181,986)	(369,080)	(36,426)	(405,507)	-
G	70.0	(95,585)	(8,222)	(103,806)	(4,664)	(108,471)	-
H	100.0	(765,679)	(140,913)	(906,593)	-	(906,593)	-
Total		(1,207,575)	(1,026,690)	(2,234,265)	(848,109)	(3,082,374)	-

ITAÚ HOLDING CONSOLIDATED Without BBA and Fiat
Risk Level	% Minimum allowance required	Portfolio Balance
		With 06/30/2003					At 06/30/2002
		Abnormal situation (1)			Normal situation	Total
		Falling due installments	Overdue installments	Subtotal	Falling due and overdue installments
AA	0.0	-	-	-	5,482,139	5,482,139	7,369,265
A	0.5	-	-	-	8,080,106	8,080,106	8,126,231
B	1.0	155,831	35,021	190,852	8,040,666	8,231,518	8,299,872
C	3.0	148,428	66,569	214,997	1,884,302	2,099,299	2,035,893
D	10.0	352,872	184,909	537,782	1,436,019	1,973,800	1,441,211
E	30.0	125,471	127,267	252,738	762,071	1,014,809	943,717
F	50.0	143,659	151,352	295,011	331,792	626,803	544,109
G	70.0	46,626	74,861	121,487	9,847	131,335	283,233
H	100.0	221,434	317,684	539,117	123,424	662,541	1,114,213
Total		1,194,321	957,664	2,151,985	26,150,365	28,302,350	30,157,744
06/30/2002		1,647,924	1,493,875	3,141,799	27,015,944	30,157,744

ITAÚ HOLDING CONSOLIDATED Without BBA and Fiat
Total Provision
Risk Level	% Minimum allowance required	06/30/2003					06/30/2002
		Minimum required		Total (2)	Excess allowance (3)	Existing allowance	Existing provision
		Specific	Generic
AA	0.0	-	-	-	-	-	-
A	0.5	-	(40,401)	(40,401)	(30,705)	(71,105)	(70,769)
B	1.0	(1,909)	(80,407)	(82,315)	(158,197)	(240,513)	(248,166)
C	3.0	(6,450)	(101,863)	(108,313)	(53,965)	(162,278)	(173,936)
D	10.0	(53,779)	(143,602)	(197,381)	(370,815)	(568,196)	(345,803)
E	30.0	(75,822)	(228,621)	(304,444)	(125,053)	(429,496)	(439,907)
F	50.0	(147,506)	(165,896)	(313,402)	(40,215)	(353,617)	(304,192)
G	70.0	(85,042)	(6,893)	(91,935)	(4,350)	(96,285)	(214,489)
H	100.0	(539,117)	(123,424)	(662,541)	(9,012)	(671,553)	(1,114,213)
Total		(909,625)	(891,106)	(1,800,731)	(792,312)	(2,593,043)	(2,911,473)
06/30/2002		(615,389)	(585,541)	(2,196,473)	(715,000)	(2,911,473)

(1)

Operations in abnormal situation are considered to be those with installments overdue for more than 14 days or assumed by or the responsibility of companies undergoing debt rehabilitation or in process of bankruptcy.

(2)

Management has maintained the policy of not using classification “AA” for micro, small and medium companies, and, also, for individuals. Consequently, all loan operations made with customers classified in these segments have related provisions established when the loans are granted.

(3)

At Bacen’s request, the provision was allocated to make explicit, in each risk level, the exceeding amounts quantified using the statistical models so as to evaluate the “stressed” portfolios in the market.

f)	Recovery and Renegotiation of Credits

I -	Charge for allowance for loan losses net of recovery of written-off against the allowance for loan losses.

ITAÚ HOLDING CONSOLIDATED
	01/01 to 06/30/2003		01/01 to 06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Net increase of provision for the period	(932,465)	(784,993)	(943,305)
Recoveries (*)	221,748	201,666	121,236
Renegotiations	33,051	33,051	34,598
Receipts	188,697	168,615	86,638
Net expense	(710,717)	(583,327)	(822,069)

(*) These recoveries are classified in Income from loan operations.

II - Renegotiated credits

ITAÚ HOLDING CONSOLIDATED
	01/01 to 06/30/2003		01/01 to 06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Renegotiated credits	881,805	813,404	848,628
Allowance for loan losses	(356,236)	(328,521)	(462,799)
(%)	40.4	40.4	54.5

Note 8 - Funding and Borrowings and Onlendings – Composition by Maturity	(In thousands of Reais)

a)	Summary

Maturity in days	ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat						Without BBA and FIAT
	06/30/2003						06/30/2003		06/30/2002
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%
Deposits	28,210,203	3,188,635	1,507,324	1,919,425	34,825,587	50.5	30,928,892	52.6	28,754,126	50.3
Open market	6,626,179	1,063,951	492,679	3,564,662	11,747,471	17.1	11,240,143	19.1	13,366,329	23.4
Funds from acceptances and issuance of securities	343,691	2,078,634	873,430	1,789,393	5,085,148	7.4	3,623,025	6.2	3,851,595	6.7
Borrowings and onlendings	1,017,646	3,218,619	2,924,900	5,434,635	12,595,800	18.3	8,389,816	14.3	9,291,484	16.3
Subordinated debts	-	82,860	8	4,559,763	4,642,631	6.7	4,582,618	7.8	1,886,816	3.3
TOTAL With BBA and Fiat	36,197,719	9,632,699	5,798,341	17,267,878	68,896,637		58,764,494		57,150,350
% per maturity date	52.5	14.0	8.4	25.1
TOTAL Without BBA and Fiat	34,788,430	7,143,962	3,101,790	13,730,312	58,764,494
% per maturity date	59.2	12.2	5.3	23.4
TOTAL - 06/30/2002	34,585,704	8,652,752	4,026,590	9,885,304	57,150,350
% per maturity date	60.5	15.1	7.0	17.3

b)	Deposits

Maturity in days	ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat						Without BBA and Fiat
	06/30/2003						06/30/2003		06/30/2002
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%
Demand deposits	7,051,388	-	-	-	7,051,388	20.3	6,566,337	21.2	6,356,027	22.1
Savings accounts	16,808,640	18,881	-	-	16,827,521	48.3	16,827,521	54.4	16,018,713	55.7
Interbank	347,477	203,417	133,700	43,128	727,722	2.1	1,381,761	4.5	648,931	2.3
Time deposits	4,002,698	2,966,337	1,373,624	1,876,297	10,218,956	29.3	6,153,273	19.9	5,730,455	19.9
TOTAL With BBA and Fiat	28,210,203	3,188,635	1,507,324	1,919,425	34,825,587		30,928,892		28,754,126
% per maturity date	81.0	9.2	4.3	5.5
TOTAL Without BBA and Fiat	27,940,488	2,124,769	737,499	126,136	30,928,892
% per maturity date	90.3	6.9	2.4	0.4
TOTAL - 06/30/2002	25,550,824	2,271,630	536,918	394,754	28,754,126
% per maturity date	88.8	7.9	1.9	1.4

c)	Money Market

Maturity in days	ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat						Without BBA and Fiat
	06/30/2003						06/30/2003		06/30/2002
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%
Own portfolio	2,620,434	1,063,951	492,679	3,564,662	7,741,726	65.9	7,741,726	68.9	9,153,082	68.5
Public securities	1,044,132	14,832	-	-	1,058,964	9.0	1,058,964	9.4	2,515,718	18.8
Private securities	191,878	-	-	-	191,878	1.6	191,878	1.7	-	-
Own issuance	830,561	552,150	491,802	3,519,787	5,394,300	46.0	5,394,300	48.0	4,885,146	36.6
Foreign	553,863	496,969	877	44,875	1,096,584	9.3	1,096,584	9.8	1,752,218	13.1
Third parties’ portfolio - public securities	4,005,218	-	-	-	4,005,218	34.1	3,497,890	31.1	4,213,247	31.5
Free portfolio - public securities	527	-	-	-	527	0.0	527	0.0	-	-
TOTAL With BBA and Fiat	6,626,179	1,063,951	492,679	3,564,662	11,747,471		11,240,143		13,366,329
% per maturity date	56.4	9.1	4.2	30.3
TOTAL Without BBA and Fiat	6,118,851	1,063,951	492,679	3,564,662	11,240,143
% per maturity date	54.4	9.5	4.4	31.7
TOTAL - 06/30/2002	7,285,892	3,205,945	860,831	2,013,661	13,366,329
% per maturity date	54.5	24.0	6.4	15.1

d)	Funds from Acceptances and Issuances of Securities

Maturity in days	ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat						Without BBA and Fiat
	06/30/2003						06/30/2003		06/30/2002
	0-30	31-180	181-365	Above 365	Total	%	Total	%	Total	%
FUNDS FROM EXCHANGE ACCEPTANCES
MORTGAGE BILLS	165	-	-	-	165	0.0	-	-	499,229	13.0
DEBENTURES	-	33,952	-	576,569	610,521	12.0	576,569	16.0	195,454	5.1
LIABILITIES FOR SECURITIES ISSUED ABROAD	343,526	2,044,682	873,430	1,212,824	4,474,462	88.0	3,046,456	84.0	3,156,912	81.9
Trade Related - Issued overseas	77,032	117,363	-	-	194,395	3.8	194,395	5.4	320,471	8.3
Bankers Acceptance	77,032	117,363	-	-	194,395	3.8	194,395	5.4	320,471	8.3
Non-Trade Related	266,494	1,927,319	873,430	1,212,824	4,280,067	84.2	2,852,061	78.6	2,836,441	73.6
Issued in Brazil	167,560	949,203	18,086	20,673	1,155,522	22.7	1,001,447	27.6	1,076,480	28.0
Commercial Paper	20,483	31,682	16,561	-	68,726	1.4	68,726	1.9	148,429	3.9
Fixed Rate Notes	147,077	917,521	1,525	20,673	1,086,796	21.4	932,721	25.7	928,051	24.1
Issued overseas	98,934	978,116	855,344	1,192,151	3,124,545	61.5	1,850,614	51.0	1,759,961	45.6
Brazil Risk Note Programme	-	45,934	23,460	7,623	77,017	1.5	69,395	1.9	67,183	1.7
Euro CD	96,215	436,823	172,533	-	705,571	13.9	-	-	-	-
Euro Medium Term Note Programme	-	6,500	412,802	103,617	522,919	10.3	-	-	-	-
Euronotes	-	202,783	246,267	631,927	1,080,977	21.3	1,080,977	29.8	1,057,092	27.4
Fixed Rate Notes	-	286,076	-	413,884	699,960	13.8	699,960	19.3	635,686	16.5
Note Programme	2,719	-	282	35,100	38,101	0.7	282	0.0	-	-
TOTAL With BBA and Fiat	343,691	2,078,634	873,430	1,789,393	5,085,148		3,623,025		3,851,595
% per maturity date	6.8	40.9	17.2	35.2
TOTAL Without BBA and Fiat	97,515	1,599,401	286,875	1,639,234	3,623,025
% per maturity date	2.7	44.1	7.9	45.2
TOTAL - 06/30/2002	597,095	979,812	191,088	2,083,600	3,851,595
% per maturity date	15.5	25.4	5.0	54.1

e)	Borrowings and Onlendings

Maturity in days	ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat						Without BBA and Fiat
	06/30/2003						06/30/2003		06/30/2002
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%
INTERBANK ONLENDINGS	-	-	-	25,795	25,795	0.2	-	-	-	-
BORROWINGS	909,093	2,733,163	2,391,333	2,286,918	8,320,507	66.1	5,347,778	63.7	6,109,186	65.8
Local borrowings	145,281	68,570	25,910	147,648	387,409	3.1	384,978	4.6	513,167	5.5
Foreign borrowings (*)	763,812	2,664,593	2,365,423	2,139,270	7,933,098	63.0	4,962,800	59.1	5,596,019	60.3
LOCAL ONLENDINGS	108,553	485,456	533,567	3,121,922	4,249,498	33.7	3,042,038	36.3	3,182,298	34.2
TOTAL With BBA and Fiat	1,017,646	3,218,619	2,924,900	5,434,635	12,595,800		8,389,816		9,291,484
% per maturity date	8.1	25.6	23.2	43.1
TOTAL Without BBA and Fiat	631,576	2,272,981	1,584,737	3,900,522	8,389,816
% per maturity date	7.5	27.1	18.9	46.5
TOTAL - 06/30/2002	1,151,893	2,134,139	2,437,753	3,567,699	9,291,484
% per maturity date	12.4	23.0	26.2	38.4
(*)	Foreign borrowings are represented by investments in commercial exchange operations basically related to export pre-financings and import financings.

f)	Subordinated Debt

Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837 of 05/30/2001, are as follows:

Maturity in days	CONSOLIDATED ITAÚ HOLDING
	With BBA and Fiat					Without BBA and Fiat
	06/30/2003					06/30/2003		06/30/2002
	31-180	181-365	Over 365	Total	%	Total	%	Total	%
Bank Deposit Certificate (1)	4,005	-	1,576,016	1,580,021	34.0	1,580,021	34.5	-	-
Debentures (2)	41,914	-	600,000	641,914	13.8	641,914	14.0	630,427	33.4
Euronotes (3)	29,770	8	1,254,844	1,284,622	27.7	1,224,609	26.7	1,256,389	66.6
Redeemable preferred shares (4)	7,171	-	1,128,903	1,136,074	24.5	1,136,074	24.8	-	-
TOTAL With BBA and Fiat	82,860	8	4,559,763	4,642,631		4,582,618		1,886,816
% per maturity date	1.8	0.0	98.2
TOTAL Without BBA and Fiat	82,860	-	4,499,758	4,582,618
% per maturity date	1.8	-	98.2
TOTAL - 06/30/2002	61,226	-	1,825,590	1,886,816
% per maturity date	3.2	-	96.8

(1)	Bank Deposit Certificates:
	-	issued on 12/23/2002, with nominal value of R$ 850,000, with maturity date on 12/23/2009 and paying interest semi-annually at the average Interfinancial Deposit rate plus 0.87% p.a.
	-	issued on 02/26/2003, as part of acquisition of investment in BBA, with nominal value of R$ 673,103, with maturity date on 02/26/2008 and paying interest at the Interfinancial Deposit rate at the end of the period.
(2)	Non-convertible debentures:
	-	issued on 09/01/2001, with nominal value of R$ 600,000, with maturity date on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interfinancial Deposit (DI) rate registered at the Securities Custody Center CETIP (DI-CETIP) plus 0.75% p.a.
(3)	Euronotes:
	-	issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;
	-	issued on 08/13/2001, in the amount of ¥ 30,000,000 thousand, also with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.
	-	issued on 06/26/2002, in the amount of US$ 50,000 thousand, with maturity date on 06/28/2012 and paying interest semi-annually at the rate of 10.37% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.62% p.a.
(4)	Redeemable preferred shares:
	-	issued by Itau Bank, Ltd., as part of the settlement of the investment in BBA, with no voting right, in the amount of US$ 393,099 thousand, with maturity in 12.5 years and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.

Note 9 - Foreign Exchange Portfolio	(In Thousands of Reais)

	ITAÚ HOLDING CONSOLIDATED
	06/30/2003		06/30/2002
	With BBA and Fiat	Without BBA and Fiat
ASSETS – OTHER RECEIVABLES	7,269,663	6,737,080	4,722,451
Exchange purchase pending settlement - Foreign Currency	5,518,437	5,057,461	3,339,763
Foreign currency bills exchange and term document - Foreign Currency	7,755	7,755	9,092
Exchange sales rights - Local Currency	1,797,408	1,737,309	1,493,343
(-) Local currency advances received - Local Currency	(130,778)	(128,960)	(138,271)
Income receivable on advances granted (*)	76,841	63,515	18,524
LIABILITIES – OTHER LIABILITIES	5,356,122	5,153,175	3,370,086
Exchange sales pending settlement - Foreign Currency	1,693,889	1,636,937	1,648,781
Exchange purchase liabilities - Local Currency	5,868,886	5,306,637	2,976,476
(-) Advances on exchange contracts (*)	(2,210,017)	(1,793,765)	(1,257,638)
Other	3,364	3,366	2,467
MEMORANDUM ACCOUNTS	100,167	98,467	41,672
Import credits outstanding - Foreign Currency	77,358	77,214	26,265
Confirmed export credits - Foreign Currency	22,809	21,253	15,407

(*) Included in the Loan Portfolio (Note 7).

Note 10 - Other Accounts	(In thousands of reais)

a)	Other Receivables
	ITAÚ HOLDING CONSOLIDATED
	06/30/2003		06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Tax credits (1)	4,007,561	3,736,476	3,150,717
Social contribution to be offset (1)	1,357,224	1,324,213	1,365,423
Tax and contribution to offset	641,283	526,322	654,730
Credit assignment operations (Note 2)	1,701,374	1,692,314	2,069,340
Credit card operations	1,573,129	1,573,129	1,415,094
Securities and credits receivable (3)	9,428	9,428	493,868
Debtors as a result of sale of assets and others	118,817	109,757	160,378
Deposits in guarantee	2,216,928	2,160,255	2,060,768
Tax appeals	1,584,033	1,534,725	1,243,661
Labor appeals	364,241	361,507	325,915
Overseas	104,626	104,626	281,915
Other	164,028	159,397	209,277
Accounts receivable in guarantee	114,307	114,307	-
Other domestic debtors	257,485	239,880	281,211
Other foreign debtors	124,282	124,282	86,643
Options for tax incentives	50,083	48,349	39,003
Recoverable payments	27,875	27,869	39,612
Salary advances	64,570	61,982	61,256
Receivables from related companies	30,506	30,506	34,708
Other	24,856	20,681	17,642
Total	10,618,334	10,107,436	9,861,053

(1)	Note 12b.
(2)	Note 7.
(3)	At June 30, 2002, includes R$ 470,455, corresponding to the contract for the purchase and sale of public securities, signed with the State of Paraná, with a pledge of the shares in Companhia Paranaense de Energia - COPEL.
At the end of 2002, the State of Paraná suspended the payment of the contractual liabilities, based on the decision of the Regional Federal Court – 4th region, determining the suspension of the contract validity, although the first sentence had established only the suspension of the guarantee clauses. Based on the decision of the Superior Court of Justice, Banestado obtained a partial injunction annulling the Bank’s obligation to set up a provision for loan losses.
Notwithstanding the facts mentioned above, management decided to provide the credit and offset it against the mentioned provision due to the expectation of long-term recovery.

b)	Other Liabilities

I - Negotiation and Intermediation of Securities

	ITAÚ HOLDING CONSOLIDATED
	06/30/2003		06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Balances (*)	1,900,855	1,449,878	994,044

(*)

At June 30, 2003, includes the amount of R$ 1,155,115, equivalent to US$ 402,199 (R$ 717,163 equivalent to US$ 252,132 at June 30, 2002), relating to the sale of rights on foreign payment orders receivable to the company Brazilian Diversified Payment Rights Finance Company.

II - Sundry

	ITAÚ HOLDING CONSOLIDATED
	06/30/2003		06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Credit card operations	1,809,858	1,809,858	1,820,918
Payables - establishments	1,433,056	1,433,056	1,398,190
Bank financing - credit card owners	145,644	145,644	207,701
Other liabilities	231,158	231,158	215,027
Provision for labor contingencies	1,035,159	1,026,897	772,262
Liabilities from purchase of assets and rights	120,993	119,885	57,316
Other foreign debtors	219,275	194,592	218,182
Provision for contingent liabilities	459,185	451,829	384,624
Provision for personnel	309,746	282,164	274,464
Provision for sundry payments	412,452	384,350	387,674
Insurance companies	99,161	99,161	48,221
Liabilities for official agreements and rendering of payment services	132,694	132,694	151,496
Provision for reorganization of BANESTADO and BEG	34,524	34,524	87,976
Provision to cover actuarial deficit	27,846	27,846	59,481
Payables to affiliated companies	59,070	53,247	55,590
Creditors for resources to be released	20,228	20,228	24,798
Funds held for purchase consortia members	56,048	213	-
Other	207,955	173,143	149,083
Total	5,004,194	4,810,631	4,492,085

c)	Banking Services Fees

	ITAÚ HOLDING CONSOLIDATED
	01/01 To 06/30/2003		01/01 to 06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Fund management fees	589,349	579,737	501,478
Current account service fees	468,083	468,083	413,913
Credit operations	266,339	266,339	219,400
Collection fees	149,866	149,865	142,010
Interbank charges (securities, checks and wire)	100,120	100,120	97,188
Government collection fees	84,695	84,695	77,820
Credit cards	469,670	469,670	332,220
Annual fees	168,365	168,365	149,577
Other services	301,305	301,305	182,643
Income from guarantees provided	56,302	42,302	31,157
Income from administration of consortium	16,432	1,523	-
Other services	248,228	218,332	195,351
Total	2,449,084	2,380,666	2,010,537

d)	Personnel Expenses

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 06/30/2003		01/01 to 06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Remuneration	781,388	733,732	716,619
Charges	234,772	221,337	228,159
Social benefits	198,049	190,293	198,106
Training	20,245	19,562	18,422
Subtotal	1,234,454	1,164,924	1,161,306
Employee resignation and labor claims	231,852	230,961	355,391
Total	1,466,306	1,395,885	1,516,697

e)	Other Administrative Expenses

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 06/30/2003		01/01 to 06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Data processing and telecommunications	498,617	484,738	430,267
Depreciation and amortization	293,266	287,457	267,796
Facilities	244,263	235,234	210,470
Third-party services	296,718	226,863	212,866
Financial system service cost	143,683	135,053	134,634
Advertising, promotions and publications	109,622	105,920	132,582
Transport	90,676	89,160	91,380
Civil proceedings	107,360	107,360	75,274
Material	76,367	74,810	64,965
Security	61,464	60,800	61,644
Commission expenses - credit cards	28,700	28,700	40,675
Legal	25,407	22,133	20,600
Other	111,896	95,958	106,440
Total	2,088,039	1,954,186	1,849,593

f)	Other Operating Income

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 06/30/2003		01/01 to 06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Reversal of operating provisions	89,521	80,737	72,036
Equity share of subsidiaries and affiliates, not derived from net income	44,717	42,125	33,870
Recovery of charges and expenses	25,501	22,127	21,152
Exchange rate variation of assets and liabilities in foreign companies	234,705	216,046	-
Other	75,384	61,084	142,930
Total	469,828	422,119	269,988

g)	Other Operating Expenses

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 06/30/2003		01/01 to 06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Charges on taxes	108,113	106,484	111,404
Commissions	53,298	38,793	25,256
Expenses on credit card operations	90,589	90,589	34,582
Other financial expenses	28,499	28,499	10,537
Equity share of subsidiaries and affiliates, not derived from net income	8,857	8,831	4,083
Exchange rate variation of assets and liabilities in foreign companies	-	-	63,791
Other	189,970	147,024	132,881
Total	479,326	420,220	382,534

Note 11 - Extraordinary Result

For a better analysis of the financial statements for the period, non-recurring income and expenses were segregated to the extraordinary result account, net of taxes (income tax and social contribution), relating to the amortization of goodwill in respect of the acquisition of the investment in FIAT and the acquisition of BEG shares, adjustment to the risk rating standard of the credit portfolios of BBA and FIAT and the reversal of the provision for legal contingency for which there is already a final court decision:

Amortization of goodwill	(508,693)
Allowance for doubtful credits	(66,826)
Reversal of the provision for legal contingencies	27,091
TOTAL With BBA and Fiat	(548,428)
Minority interest in BBA adjustments	3,246

TOTAL Without BBA and Fiat	(545,182)

Note 12 - Tax	(In thousands of Reais)

a)	Composition of expenses with taxes and contributions

I - Charges with Income tax and Social Contribution incident on operations for the year, and to offset related to temporary additions, are as follows:

Due on Operations for the Period	ITAÚ HOLDING CONSOLIDATED
	01/01 to 06/30/2003		01/01 to 06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Income before Income Tax and Social Contribution	3,120,681	2,813,889	1,562,857
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (*) respectively	(1,061,032)	(956,722)	(531,371)

Increase/decrease in income tax and social contribution payables as a result of:

Permanent (Inclusions) Exclusions	96,124	206,623	247,056
Equity in income of unconsolidated investments	(20,996)	43,569	67,992
Interest on own capital	166,879	166,879	61,358
Non-deductible expenses and provisions and other	(49,759)	(3,825)	117,706

Temporary (Inclusions) Exclusions	(94,176)	(34,468)	(245,065)
Allowance for loan losses	(122,757)	(72,059)	(83,356)
Labor provisions, tax contingencies and other expenses	28,581	37,591	(161,709)

Expenses with Income Tax and Social Contribution	(1,059,084)	(784,567)	(529,380)

Withholding tax on distribution of interest on own capital	(71,816)	(71,816)	(27,018)

Total Income tax and Social contribution	(1,130,900)	(856,383)	(556,398)
To offset related to Temporary Additions
Constitution (Reversal) on Temporary Additions/Exclusions	96,129	32,799	245,065
Constitution (Reversal) on Tax Losses and Negative Social Contribution	(20,451)	26,811	(14,392)
Constitution (Reversal) on Others	(25,717)	(25,541)	46,203
Total Tax Credits	49,961	34,069	276,876

(*) According to Note 4l.

II - Composition of tax expenses:

Tax Expenses	ITAÚ HOLDING CONSOLIDATED
	01/01 to 06/30/2003		01/01 to 06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Pis and Cofins	(328,859)	(286,071)	(225,843)
Municipal Taxes	(81,340)	(78,605)	(80,249)
Tax on Bank Accounts Outflow	(66,213)	(62,892)	(51,907)
Others	(19,174)	(19,003)	(14,239)
Total	(495,586)	(446,571)	(372,238)

b)	Tax Credits

I - The tax credit balance segregated based on its origin and disbursements incurred (income tax and social contribution) is represented as follows:

	ITAÚ HOLDING CONSOLIDATED
	PROVISIONS		TAX CREDITS
	12/31/2002	06/30/2003	12/31/2002	Realization	Net movement	Acquisition of FIAT
Tax credits - reflected in results			3,820,984	(580,401)	709,965	46,169

Related to tax losses and negative social contribution			865,215	(68,049)	47,598	-

Related to disbursed provisions			1,638,326	(244,134)	301,488	33,207
Allowance for loan losses			965,679	(202,588)	353,392	21,958
Adjustment to market value of trading securities and derivative financial instruments (Assets and liabilities)			180,985	(8,096)	(116,979)	2,874
Allowance for real estate			39,786	(3,815)	6,819	-
Other			451,876	(29,635)	58,256	8,375
Related to non-disbursed provisions (*)	4,287,130	4,667,745	1,317,443	(268,218)	360,879	12,962
Related to the operation	2,442,982	3,020,997	759,614	(193,598)	360,136	12,962
Interest on own capital	276,124	407,509	93,882	(93,882)	138,553	-
Tax contingencies	549,435	639,815	159,027	-	13,071	11,528
Labor contingencies	861,494	942,612	265,264	(38,689)	66,206	46
Civil contingencies	373,343	463,606	114,685	(7,862)	37,189	1,106
Other	382,586	567,455	126,756	(53,165)	105,117	282

Related to provisions in excess in relation to the minimum required not disbursed	1,844,148	1,646,748	557,829	(74,620)	743	-
Allowance for loan losses	840,598	848,109	260,906	(1,520)	-	-
Adjustment to market value of securities and derivative financial instruments	760,000	545,000	258,400	(73,100)	-	-
Tax contingencies	243,550	253,639	38,523	-	743	-

Tax credits - Reflected in Stockholders’ Equity			97,391	(8,792)	(77,755)	-
Adjustment to market value of securities available for sale			97,391	(8,792)	(77,755)	-

(-) Reclassification to Stockholders’ Equity of Additional Allowance for Securities and Derivative Financial Instruments (*)	(255,000)	-	(86,700)	86,700	-	-

Total	4,032,130	4,667,745	3,831,675	(502,493)	632,210	46,169
Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure 2158-35, of August 24, 2001.			1,385,766	(28,542)	-	-

	ITAÚ HOLDING CONSOLIDATED
	TAX CREDITS
	06/30/2003 With BBA and Fiat	06/30/2003 Without BBA and Fiat	06/30/2002
Tax credits - reflected in results	3,996,717	3,732,817	2,936,023

Related to tax losses and negative social contribution	844,764	818,544	782,137

Related to disbursed provisions	1,728,887	1,574,883	1,135,018
Allowance for loan losses	1,138,441	1,003,003	698,454
Adjustment to market value of trading securities and derivative financial instruments (Assets and liabilities)	58,784	44,464	108,420
Allowance for real estate	42,790	41,967	47,270
Other	488,872	485,449	280,874
Related to non-disbursed provisions (*)	1,423,066	1,339,390	1,018,868
Related to the operation	939,114	881,609	676,396
Interest on own capital	138,553	138,553	43,987
Tax contingencies	183,626	148,736	177,016
Labor contingencies	292,827	290,198	210,903
Civil contingencies	145,118	138,722	93,629
Other	178,990	165,400	150,861

Related to provisions in excess in relation to the minimum required not disbursed	483,952	457,781	342,472
Allowance for loan losses	259,386	233,219	217,603
Adjustment to market value of securities and derivative financial instruments	185,300	185,300	82,830
Tax contingencies	39,266	39,262	42,039

Tax credits - Reflected in Stockholders’ Equity	10,844	3,659	214,694
Adjustment to market value of securities available for sale	10,844	3,659	214,694

(-) Reclassification to Stockholders’ E quity of Additional Allowance for Securities and Derivative Financial Instruments (*)	-	-	-

Total	4,007,561	3,736,476	3,150,717
Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure 2158-35, of August 24, 2001.	1,357,224	1,324,213	1,365,423

(*)

From a financial point of view, rather than recording the provision of R$ 4,667,745 (R$ 4,032,130 at 12/31/2002) and Tax Credits of R$ 1,423,066 (R$ 1,230,743 at 12/31/2002) only the difference should be considered, because the deferred tax assets would only materialize when the liability is disbursed.

II - The estimate of realization and current value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35, existing at June 30, 2003, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

Realization Year	ITAÚ HOLDING CONSOLIDATED With BBA and Fiat				ITAÚ HOLDING CONSOLIDATED Without BBA and Fiat
	Tax Credits			Social Contribution to Offset	Tax Credits			Social Contribution to Offset
	Temporary Differences	Tax Loss and Negative Basis	TOTAL		Temporary Differences	Tax Loss and Negative Basis	TOTAL

2003	1,475,452	104,390	1,579,842	39,054	1,340,410	95,939	1,436,349	25,487
2004	795,994	262,312	1,058,306	117,862	713,813	256,120	969,933	104,398
2005	323,878	344,208	668,086	133,975	308,840	339,799	648,639	129,506
2006	257,308	131,266	388,574	149,725	255,769	126,686	382,455	148,214
2007	121,023	2,588	123,611	162,561	120,565	-	120,565	162,561
2008 to 2012	189,142	-	189,142	754,047	178,535	-	178,535	754,047
Total	3,162,797	844,764	4,007,561	1,357,224	2,917,932	818,544	3,736,476	1,324,213
Present Value (*)	2,870,161	747,519	3,617,680	1,060,935	2,650,116	725,230	3,371,110	1,030,917

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual values.

Net book value is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis are not used as indicative of future net profits.

III - Unrecognized tax credits amount to R$ 145,623 in ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT and R$ 90,109 (R$ 93,291 at 06/30/2002) in ITAÚ HOLDING CONSOLIDATED WITHOUT BBA AND FIAT.

c)	Taxes and Social Securities Contributions

I) The balance of Taxes and Social Security Contributions is represented as follows:

	ITAÚ HOLDING CONSOLIDATED
	06/30/2003		06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Taxes and contributions on income payable	716,252	416,288	325,447
Taxes and contributions payable	305,747	293,030	279,474
Provision for deferred income tax and social contribution	530,312	495,389	302,862
Provision for tax contingencies (*)	1,768,859	1,313,262	2,035,485
Total	3,321,170	2,517,969	2,943,268

(*)	The decrease in this balance derives basically from the payments made using benefits under Provisional Measures 38, of May 15, 2002, and 66, of August 30, 2002, throughout 2002.

II) Change in Deferred Income Tax and Social Contribution

	ITAÚ HOLDING CONSOLIDATED
	12/31/2002	Realization	Movement	Acquisition of Fiat	06/30/2003 With BBA and Fiat	06/30/2003 Without BBA and Fiat	06/30/2002
Depreciation in excess - Leasing	234,971	(10,051)	(562)	2,390	226,748	224,920	223,074
Taxation on Results abroad - Capital Gains	68,552	-	(7,226)	-	61,326	61,326	61,832
Revaluation Reserve	17,082	-	23	-	17,105	17,105	17,849
Mark-to-market of securities available for sale	16,122	(16,122)	186,441	4,217	190,658	190,658	-
Mark-to-market of trading securities and derivative financial instruments (Assets and Liabilities)	57,358	(14,281)	(8,639)	-	34,438	1,343	-
Other	72	(35)	-	-	37	37	107
Total	394,157	(40,489)	170,037	6,607	530,312	495,389	302,862

III) Change in Allowance for Tax Contingencies

The allowance for tax contingencies comprises amounts related to tax matters, where Itaú and its subsidiaries have lawsuits against tax authorities; the legality of this collection is being challenged in administrative or judicial courts.

ITAÚ HOLDING CONSOLIDATED With BBA and Fiat
Balance at December 31, 2002	1,551,199
Balance from the acquisition of FIAT	106,801
Change for the year	110,859
Charges on taxes	95,655
Increases	88,543
Payments (1)	(32,292)
Reversals (2)	(41,047)
Balance at June 30, 2003	1,768,859

(1) Payments with Benefits of Law 10,637/02 and others.
(2) Reversal of allowance classified in Extraordinary Results.

d)

O ITAÚ HOLDING CONSOLIDATED paid or provided taxes and contributions in the amount of R$ 1,861,540 WITH BBA AND FIAT and R$ 1,511,853 WITHOUT BBA AND FIAT (R$ 1,192,129 from 01/01 to 06/30/02) which were levied on profits, income and payroll. Moreover, R$ 2,521,337 WITH BBA AND FIAT and R$ 2,369,293 WITHOUT BBA AND FIAT (R$ 2,063,002 from 01/01 to 06/30/02) was retained from customers and paid, amounts which are levied directly on financial operations.

Note 13 – Investments

a)	Composition of investments – ITAÚ HOLDING

Investment in ITAÚ, its wholly-owned subsidiary company, which stockholders’ equity, restated on June 30, 2003, totals R$ 11,770,388, with net income for the period of R$ 1,664,717. The investment, represented by 116,896,105,632 common shares (100% of the capital of R$ 5,525,000), amounts to R$ 11,770,388, with equity in the earnings for the period of R$ 1,684,583. Interest on capital receivable amounts to R$ 401,373, recorded as Revenue Receivable.

b)	Composition of Investments - ITAÚ HOLDING CONSOLIDATED

	06/30/2003		06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Investments in BBA and Fiat	-	2,438,068	-
Banco Itaú-BBA S.A. and subsidiaries	-	1,995,465	-
Banco Fiat S.A. and subsidiary	-	442,603	-
Share of equity in affiliates - domestic	113,651	113,651	105,784
AGF Brasil Seguros S.A.	110,627	110,627	102,362
Other	3,024	3,024	3,422
Share of equity in affiliates - foreign	592,596	592,596	472,727
BPI – SGPS S.A. (BPI)	589,179	589,179	471,356
Other	3,417	3,417	1,371
Other investments	202,254	185,652	370,849
Investments by tax incentives (*)	76,653	76,177	269,350
Equity securities	35,086	24,705	21,626
Shares and quotas	28,177	22,446	23,220
Other	62,338	62,324	56,653
Provision for losses	(64,042)	(62,842)	(5,048)
TOTAL	844,459	3,267,125	944,312

(*)	At June 30, 2003, the amount of R$ 266,796 was reclassified to Current assets of Elections for Tax Incentives and a provision of R$ 216,714 was set up for this amount.

c)	Composition of Equity in Income of Affiliates - ITAÚ HOLDING CONSOLIDATED

	01/01 to 06/30/2003		01/01 to 06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Banco Itaú-BBA S.A. and subsidiaries	-	176,554	-
Banco FIAT S.A. and subsidiary	-	13,344	-
Share of equity in affiliates – domestic	3,624	3,624	273
Share of equity in affiliates – foreign	(65,376)	(65,376)	199,702
Foreign exchange variation on investments	(67,963)	(67,963)	175,328
Equity in income of affiliates	2,587	2,587	24,374
Share of equity in affiliates	(61,752)	128,146	199,975

Note 14 - Related Parties

Transactions between related parties were carried out at amounts and terms in accordance with normal market practices in force in the period as well as under reciprocal conditions.

Transactions involving ITAÚ HOLDING and its subsidiaries were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•         The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•         Fundação Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees’ Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 18a; and

•         Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ HOLDING to act in their respective areas of interest, as described in Note 20e and Note 20f.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

•         Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Central Bank of Brazil, such as movement of current accounts, investments in and redemption of securities, and the provision of portfolio custody/management services.

•         Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

•         Rental of real estates from Itaúsa, Fundação Itaubanco, FUNBEP and PREBEG.

Note 15 - Stockholders’ Equity - Itaú Holding

a)	Corporate Reorganization

The Extraordinary General Meeting held on November 21, 2002, confirmed by BACEN on February 27, 2003, approved the incorporation by ITAÚ HOLDING of the entire share capital of ITAÚ, based on the equity position as at September 30, 2002, converting it into its wholly-owned subsidiary. Accordingly, ITAÚ’s stockholders had their ownership interest proportionally replaced by book shares of the same type and characteristics, issued by ITAÚ HOLDING in the proportion of one new share for each share held, based on the related appraisal report. Accordingly, ITAÚ HOLDING increased its stockholders’ equity through the capital increase and establishment of capital reserve relating to the premium on the issue of shares, net of the adjustment to market value of securities and treasury shares relating to reciprocal ownership.

The changes in stockholders’ equity of ITAÚ between September 30, 2002, and February 28, 2003, were recorded as follows: (I) the adjustment to market value of securities and derivatives and treasury shares was recorded in the respective account; (II) the changes between September 30, 2002 and December 31, 2002, relating to net income for the period, net of appropriation of interest on own capital, as adjustment to Retained earnings/accumulated losses; and (III) the changes occurred between January 1, 2003 and February 28, 2003, from net income for the period, as Equity in Income (losses) of unconsolidated investments.

During the Administrative Council’s Meeting on March 24, 2003, confirmed by the Extraordinary General Meeting held on April 9, 2003, ITAÚ HOLDING approved the incorporation of the preferred shares issued by ITAÚ in the process of the acquisition of the investment in BBA, through the exchange of book entry shares of the same type and characteristics in the proportion of one new share per each share held, resulting in an increase in stockholders’ equity through the capital increase, establishment of capital reserve relating to the premium on the issuance of shares, and payment of interest on own capital, thereby reestablishing its position as a wholly-owned subsidiary.
b)	Shares

Capital comprises 116,249,622,464 book entry shares, with no par value, of which 61,351,834,948 are common and 54,897,787,516 are preferred shares with no voting rights, but with a right, in an eventual sale of control, to be included in the public offer for the acquisition of shares, in order to ensure a price equal to 80% of the amount paid per share with voting rights and part of the control block, as well as a dividend at least equal to that of the common shares.

Based on the authorizations by the Administrative Council, own shares were acquired in the period, to be kept in treasury, for further cancellation or replacement in the market, at a minimum cost of R$ 150,30, weighted average of R$ 163,93 and maximum of R$ 183,61, per lot of 1,000 common shares and at a minimum, weighted average and maximum cost of R$ 150,30 per lot of 1,000 preferred shares.

The average cost, in reais, per lot of 1,000 treasury shares at June 30, 2003, is R$ 170,79 for common shares and R$ 132,12 for preferred shares, and the market value per lot of 1,000 treasury shares is R$ 180,00 and R$ 190,52, respectively.

Based on the authorizations by the Administrative Council, own shares were acquired in the period, to be kept in treasury, for further cancellation or replacement in the market, at a minimum cost of R$ 150,30, weighted average of R$ 163,93 and maximum of R$ 183,61, per lot of 1,000 common shares and at a minimum, weighted average and maximum cost of R$ 150,30 per lot of 1,000 preferred shares.

The average cost, in reais, per lot of 1,000 treasury shares at June 30, 2003, is R$ 170,79 for common shares and R$ 132,12 for preferred shares, and the market value per lot of 1,000 treasury shares is R$ 180,00 and R$ 190,52, respectively.

The table below shows the evolution of representative shares of capital and treasury shares during the period.

	Number
	Common	Preferred	Total
Representative shares of capital
Number of shares at 12/31/2002	155,768,707	-	155,768,707
Incorporation of ITAÚ shares:	61,842,548,041	54,897,787,516	116,740,335,557
Extraordinary meeting on 11/21/2002	61,842,548,041	51,452,831,516	113,295,379,557
Board meeting on 03/24/2003 and Extra. Meet. on 04/09/2003	-	3,444,956,000	3,444,956,000
Cancellation of shares - Meeting - 04/30/2003	(646,481,800)	-	(646,481,800)
Number of shares on 06/30/2003	61,351,834,948	54,897,787,516	116,249,622,464

Treasury shares
Number of shares on 12/31/2002	-	-	-
Incorporation of ITAÚ shares - Extra. Meet. on 11/21/2002	51,324,668	2,132,409,816	2,183,734,484
Balance at 09/30/2002	30,961,267	2,205,119,816	2,236,081,083
Evolution from 10/01 to 02/28/2003	20,363,401	(72,710,000)	(52,346,599)
Purchase of shares	20,363,401	6,000,000	26,363,401
Disposals - Stock option plan	-	(78,710,000)	(78,710,000)
Purchase of shares	660,052,820	460	660,053,280
Disposals - Stock option plan	-	(338,710,000)	(338,710,000)
Cancellation of shares	(646,481,800)	-	(646,481,800)
Treasury shares on 06/30/2003	64,895,688	1,793,700,276	1,858,595,964
Outstanding shares on 06/30/2003	61,286,939,260	53,104,087,240	114,391,026,500

c)	Dividends

Pursuant to Brazilian corporate law, preferred shares are entitled to minimum compulsory dividends of twenty-five per cent (25%) of adjusted net income for the year, and share equally with common shares in profit distribution, after distribution to the common shares of the minimum annual dividends of R$ 0.55 per thousand shares payable to preferred shareholders.

The interim dividends, which were paid as interest on own capital, amounted to R$ 0.10 per thousand shares up to 05/01/2003. The board of directors, at a meeting held on 03/24/2003, approved the increase of such dividends to R$ 0.13 per thousand shares as from 05/02/2003, based on the share ownership as of the last business day of the preceding month, which will be payable on the first business day of the subsequent month.

I - Calculation

Net income for the period	1,684,164	-
Adjustments:
(-) Legal reserve	(84,208)	-
Dividend calculation basis	1,599,956	-
Interest on own capital	406,958	25.4%

II - Payments/Provision of interest on own capital
	Gross	Income Tax	Net
Paid/Prepaid	71,265	(10,690)	60,575
. Paid on 03/28/2003 - Meeting of the Board - 03/24 and General Meeting - 04/09/2003.	8,199	(1,230)	6,969
. 3 monthly installments of R$ 0.10 per thousand shares paid from February to April 2003.	33,376	(5,006)	28,370
. 2 monthly installments of R$ 0.13 per thousand shares paid from May to June 2003.	29,690	(4,454)	25,236
Accrued (*)	407,509	(61,127)	346,382
. 1 monthly installment of R$ 0.13 per thousand shares to be paid in July 2003.	14,871	(2,231)	12,640
. Complementary of R$ 1.56 per thousand shares to be paid on 08/25/2003.	178,450	(26,768)	151,682
. Accrued - to be reported.	214,188	(32,128)	182,060
TOTAL	478,774	(71,817)	406,957

(*)	Recorded in Other Liabilities - Social and Statutory.

d)	Capital and Revenue Reserve

06/30/2003
CAPITAL RESERVES - Goodwill Reserve on Subscription of Shares	5,648,619

REVENUE RESERVES	1,295,319
Legal	84,208
Statutory:	1,211,111
- Dividends Equalization (1)	629,732
- Working Capital Increase (2)	232,552
- Increase in Capital of Investees (3)	348,827

(1)

Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of dividends, including interest on own capital, or its advances, to maintain the flow of the stockholders’ remuneration.

(2)	Reserve for Working Capital Increase - its purpose is to guarantee funds for the company’s operation.
(3)	Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increases of investees.

e)	Reconciliation of net income and stockholders’ equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED

The difference in net income and stockholders’ equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED arises from the effects of the adoption of distinct criteria for the amortization of goodwill derived from the acquisitions of investments and for the establishment of tax credits, as well as the elimination of unrealized profits arising from transactions between the consolidated companies, for which corresponding taxes have been deferred.

	Net income 01/01 to 06/30/2003	Stockholders’ equity 06/30/2003
ITAÚ HOLDING	1,684,164	11,813,701
Goodwill amortization	(236,318)	(2,302,043)
Tax credit	39,618	1,286,740
Unrealized profits	2,997	(26,590)
ITAÚ HOLDING CONSOLIDATED	1,490,461	10,771,808

f)	Stock Option Plan

ITAÚ HOLDING has established a Stock Option Plan in order to involve its officers in the process to develop the institution at medium and long terms.

Up to June 30, 2003, the options developed as follows:

				Per 1000 shares
No	Issuance Date	Vesting period until	Exercise period unti	Exercise price cut of June 30, 2003 (R$ 1)	Granted	Exercised	Cancelled	Not exercised
1st	05/15/1995	12/31/1997	12/31/2000	61.25	146,000	135,000	11,000	-
	05/15/1995	12/31/1997	12/31/2001	61.25	136,000	136,000	-	-
	07/30/2001	12/31/1997	12/31/2001	61.25	3,000	3,000	-	-
2nd	04/29/1996	12/31/1998	12/31/2001	66.00	105,000	105,000	-	-
	04/29/1996	12/31/1998	12/31/2002	66.00	240,000	230,000	10,000	-
	04/29/1996	12/31/1998	12/31/2003	66.00	252,000	252,000	-	-
3rd	02/17/1997	12/31/2001	12/31/2004	85.70	533,000	491,000	7,000	35,000
	06/22/2001	12/31/2001	12/31/2004	85.70	8,000	8,000	-	-
	07/30/2001	12/31/2001	12/31/2004	85.70	4,000	4,000	-	-
	10/16/2001	12/31/2001	12/31/2004	85.70	8,500	8,500	-	-
	12/28/2001	12/31/2001	12/31/2004	85.70	500	500	-	-
	02/08/2002	12/31/2001	12/31/2004	85.70	3,000	3,000	-	-
4th	02/09/1998	12/31/2002	12/31/2005	99.23	43,500	36,000	-	7,500
	02/09/1998	12/31/2002	12/31/2005	99.43	535,000	333,720	8,000	193,280
	06/22/2001	12/31/2002	12/31/2005	99.43	7,000	-	-	7,000
	07/30/2001	12/31/2002	12/31/2005	99.43	3,000	-	-	3,000
	12/28/2001	12/31/2002	12/31/2005	99.43	500	-	-	500
	02/08/2002	12/31/2002	12/31/2005	99.43	3,000	3,000	-	-
5th	02/22/1999	12/31/2003	12/31/2006	117.02	34,000	7,500	-	26,500
	02/22/1999	12/31/2003	12/31/2006	117.21	464,100	62,200	3,400	398,500
	06/22/2001	12/31/2003	12/31/2006	117.21	7,000	-	-	7,000
	07/30/2001	12/31/2003	12/31/2006	117.21	3,000	-	-	3,000
	10/16/2001	12/31/2003	12/31/2006	117.21	5,000	-	-	5,000
	12/28/2001	12/31/2003	12/31/2006	117.21	500	-	-	500
	02/08/2002	12/31/2003	12/31/2006	117.21	4,000	-	-	4,000
6th	02/14/2000	12/31/2004	12/31/2007	178.93	533,200	40,700	8,900	483,600
	06/22/2001	12/31/2004	12/31/2007	178.93	7,000	-	-	7,000
	10/16/2001	12/31/2004	12/31/2007	178.93	5,000	-	-	5,000
	12/28/2001	12/31/2004	12/31/2007	178.93	500	-	-	500
	02/08/2002	12/31/2004	12/31/2007	178.93	5,000	-	-	5,000
7th	02/19/2001	12/31/2005	12/31/2008	231.90	510,000	2,000	8,800	499,200
	03/10/2003	12/31/2005	12/31/2008	231.90	6,000	-	-	6000
	02/19/2001	12/31/2005	12/31/2008	230.77	22,000	-	-	22,000
	10/16/2001	12/31/2005	12/31/2008	230.77	5,000	-	-	5,000
8th	03/04/2002	12/31/2006	12/31/2009	221.15	534,150	-	7,100	527,050
	03/04/2002	12/31/2006	12/31/2009	219.81	9,000	-	-	9,000
9th	03/10/2003	12/31/2007	12/31/2010	149.75	533,900	13,000	-	520,900
	03/10/2003	12/31/2007	12/31/2010	149.86	13,500	-	-	13,500
				Total	4,732,850	1,874,120	64,200	2,794,530

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options – subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by the IGP-M until the month prior to that for exercising the option.

Note 16 - Market Value	(In Thousands of Reais)

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the values that might be obtained in an active market, or in the absence of such markets, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

	ITAÚ HOLDING CONSOLIDATED
	With BBA and Fiat
	BOOK VALUE	MARKET VALUE	Unrealized income (loss) (1) (2)
			In net income	In Stockholders’ equity
	06/30/2003	06/30/2003	06/30/2003	06/30/2003
Interbank investments	5,623,010	5,630,743	7,733	7,733
Securities and derivatives	26,051,224	26,051,224
Securities unrealized result			1,075,775	545,000
Additional provision (exceeding minimum required)			545,000	545,000
Adjustment for securities available for sale			530,775	-
Reclassification of additional provision			-	-
Loan operations	30,632,152	30,655,233	23,081	23,081
Investments in BPI	589,178	976,105	386,927	386,927
Other investments	138,212	138,212	-	-
Time and interbank deposits and funds from acceptance and issuance of securities	16,031,826	15,976,141	55,685	55,685
Other liabilities from trading and intermediation of amounts	1,900,855	1,823,992	76,863	76,863
Subordinated debts	4,642,631	4,404,505	238,126	238,126
Treasury shares	248,065	353,415	-	105,350
Total unrealized			1,864,190	1,438,765

	ITAÚ HOLDING CONSOLIDATED
	Without BBA and FIAT
	BOOK VALUE		MARKET VALUE		Unrealized income (loss) (1) (2)
					In net income		In Stockholders’ equity
	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003	06/30/2002
Interbank investments	7,835,010	6,411,410	7,842,743	6,415,425	7,733	4,015	7,733	4,015
Securities and derivatives	21,874,058	20,414,508	21,874,058	20,414,508
Securities unrealized result					1,095,734	537,970	545,000	597,000
Additional provision (exceeding minimum required)					545,000	1,147,000	545,000	1,147,000
Adjustment for securities available for sale					550,734	(609,030)	-	-
Reclassification of additional provision					-	-	-	(550,000)
Loan operations	21,594,054	22,910,536	21,617,135	22,820,809	23,081	(89,727)	23,081	(89,727)
Investments in BPI	589,178	471,357	976,105	796,404	386,927	325,047	386,927	325,047
Other investments	122,810	365,801	122,810	363,193	-	(2,608)	-	(2,608)
Time and interbank deposits and funds from acceptance and issuance of securities	11,158,059	10,230,981	11,102,374	10,174,369	55,685	56,612	55,685	56,612
Other liabilities from trading and intermediation of amounts	1,449,878	994,044	1,373,015	994,044	76,863	-	76,863	-
Subordinated debts	4,582,618	1,886,816	4,344,492	1,886,816	238,126	-	238,126	-
Treasury shares	248,065	250,558	353,415	343,540	-	-	105,350	92,982
Total unrealized					1,989,499	924,291	1,884,149	831,309

(1) Does not consider the corresponding tax effects. (2) Includes unrealized gains to minority interest amounting to R$ 158,798 (R$ 133,402 at 06/30/2002).

To obtain the market values for these financial instruments, the following criteria were adopted:

•         Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil on July 1, 2003 for floating-rate securities.

•         Securities were stated at their market value, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN).

•         Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

•         Other investments and equity shares in foreign subsidiary and affiliated companies are determined based on stock market quotations, book value per share and auction quotations.

•         Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on July 1, 2003. The effects of hedges (swap contracts) are also taken into account.

•         Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Note 17 - Reclassification for Comparison Purposes	(In thousands of Reais)

In order to set a comparison standard for the June 30, 2003 Financial Statements, reclassifications in the balances of June 30, 2002, were carried out mainly relating to the consolidation of the credit card administrators as financial institutions, the more adequate classification for insurance the financial revenue from leasing operations, taxes and social security contributions and other to the amount received in advance from the marketing and interactive services agreement, offsetting the cost of acquisition of AOLA’s shares.

	ITAÚ HOLDING CONSOLIDATED
	Prior disclosure	Reclassifications	Reclassified balances
ASSETS
SECURITIES

Own portfolio	13,209,849	(724,648)	12,485,201
Fund quotas of PGBL/VGBL	-	724,648	724,648
OTHER RECEIVABLES
Income receivable	653,001	182,219	835,220
Sundry	10,817,830	(956,777)	9,861,053
TOTAL ASSETS	87,021,746	(774,558)	86,247,188

LIABILITIES

MONEY MARKET
Own portfolio	8,315,992	837,090	9,153,082
Third party portfolio	4,434,316	(221,069)	4,213,247
TECHNICAL PROVISIONS OF INSURANCE, PENSION PLAN AND CAPITALIZATION	-	3,458,574	3,458,574

OTHER LIABILITIES
Taxes and Social security	1,523,599	1,419,669	2,943,268
Technical provisions for insurance, pension plan and capitalization	507,549	(507,549)	-
Sundry	7,174,291	(2,682,206)	4,492,085
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	2,951,025	(2,951,025)	-

DEFERRED INCOME	147,393	(128,042)	19,351

TOTAL LIABILITIES	87,021,746	(774,558)	86,247,188

STATEMENT OF INCOME

INCOME FROM FINANCIAL OPERATIONS
Loans	5,620,075	59,267	5,679,342
Leases	496,291	(319,968)	176,323
Securities	4,364,274	20,558	4,384,832
Foreign exchange portfolio	188,235	(44,101)	144,134
EXPENSES FROM FINANCIAL OPERATIONS
Money market	(4,900,655)	(4,822)	(4,905,477)
Borrowings, assignements and onlendings	(1,694,737)	(17,107)	(1,711,844)
Leases	(319,968)	319,968	-
NET INCOME FROM FINANCIAL OPERATIONS	2,928,120	13,795	2,941,915
OTHER OPERATING INCOME (EXPENSES)	(1,313,889)	(13,795)	(1,327,684)
Banking services fees	1,999,977	10,560	2,010,537
Other income and insurance operating expenses	-	24,533	24,533
Other operating income	546,193	(276,205)	269,988
Other operating expenses	(609,851)	227,317	(382,534)
OPERATING INCOME	1,614,231	-	1,614,231
NET INCOME	1,047,831	-	1,047,831

Note 18 - Benefits to Employees	(In thousands of reais)

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding to benefits to employees, as well as the accounting procedures adopted:

a)

Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiaries sponsors supplementary retirement plans managed by the closed private pension entities Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees’ Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits FUNBEP, PREBEG and the plan of Fundação Bemge de Seguridade Social (FASBEMGE) also grant death benefits in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

As regards the new employees hired after August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Previdência e Seguros.

During the period, the contributions paid totaled R$ 13,280 (R$ 15,177 from January 1 to June 30, 2002). The contribution rate increases based on the beneficiary’s salary.

b)

Post-employment benefits:

ITAÚ HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 3,972 (R$ 2,587 from January 1 to June 30, 2002). The contribution rate increases based on the beneficiary’s age.

c)

Net amount of assets and actuarial liabilities of the benefit plans:

The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below:

	06/30/2003	06/30/2002
Net assets of the plans	6,049,890	5,031,160
Actuarial liabilities	(5,180,916)	(4,898,210)
Surplus (1)	868,974	132,950
(1)	According to paragraph 49.g of the attachment to the CVM Resolution 371/00, the net assets were not recognized.

In addition to the reserve kept by the plans, the sponsors have provisions in the amount of R$ 27,846 (R$ 59,481 at June 06, 2002) to cover insufficient actuarial reserves.

d)	Performance of Net assets and Actuarial Liabilities, and Excess of Assets over Liabilities
DESCRIPTION	01/01 to 06/30/2003			01/01 to 06/30/2002
	Assets	Actuarial Liabilities	Excess	Assets	Actuarial Liabilities	Excess
Present value-beginning of the period	5,541,053	(4,989,799)	551,254	4,858,498	(4,674,431)	184,067
Adjustments in the period (1)	-	16,597	16,597	-	(38,782)	(38,782)
Expected return from assets/Cost of current service + Interest	335,976	(332,479)	3,497	294,338	(294,919)	(581)
Benefits paid	(124,765)	124,765	-	(109,922)	109,922	-
Contributions employer/Participants	29,963	-	29,963	38,721	-	38,721
Gains/(Losses) in the period	267,663	-	267,663	(50,475)	-	(50,475)
Present value-end of period	6,049,890	(5,180,916)	868,974	5,031,160	(4,898,210)	132,950

(1)	Adjustments arising from the review of the scope of assumed commitments and related effects on actuarial computations.

e)	Main assumptions used in actuarial assessment
Description	06/30/2003	06/30/2002
Discount rate (1)	10.24 % p.a.	10.24 % p.a.
Return rate expected for the assets	12.32 % p.a.	12.32 % p.a.
Turnover (2)	Exp.Itaú 99/01	Exp.Itaú 96/98
Future salary growth	7.12 % p.a.	8.16 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit.(3)	Projected Unit Credit.(3)

(1)

Considering the plans managed by FUNBEP and PREBEG, sponsored by BANESTADO and BEG, respectively, it was used, as from December 31, 2002, the discount rate of 11.80% p.a. and 12.32% p.a.,respectively, which considers the weighted average return rate expected for the assets of the mentioned plans, including fixed income securities with terms compatible with those of the actuarial obligations.

(2)	The turnover assumption is based on the effective participants of Banco Itaú S.A., resulting in an average of 2.0% p.a. in 1999/2001 and 3.7% p.a. in 1996/1998.
(3)

Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed along the years each participant is employed.

Note 19 - Strategic Alliance with America Online Latin America inc.

On June 12, 2000, a strategic alliance with America Online Latin America Inc. (AOLA) was established through a joint venture made by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. Itaú purchased 12% of stockholding interest in the capital of AOLA (representing 31,700,000 class A common shares). Itaú and America Online Brasil Ltd. (AOLB), a subsidiary of AOLA, contracted the rendering of interactive and marketing services by Itaú. The acquisition of shares did not imply a monetary disbursement, since a payment related to the services rendering agreement was received at the time of the subscription, at an equal amount. The transaction is subject to restrictions and goals to be complied with under the contractual term of five years.

In March 2001, a further 4,237,840 class A common shares were acquired due to a capital increase after a joint decision with AOL and with the companies belonging to the Cisneros group.

The amount related to the agreement was received in advance and recorded in our financial statements offsetting the cost of share purchase.

In this period, the volatility affecting the US market lead to major fluctuations in share quotes, causing the AOLA shares to be traded at US$ 0.6010 on June 30, 2003. As a result, an allowance totaling R$ 307,693 was set up so that the net assets related to the strategic alliance are at most equal to its market value.

Period-end	US dollar quotation	Share market quotation (US$)	Number of thousand shares lot	Unit cost of shares (US$)	Cost of shares portfolio	Established provision	Reducer account	Net assets	Market value of shares
08/15/2000	1.7938	8.0000	31,700	8.000	454,912	-	(454,836)	76	454,912
12/29/2000	1.9554	2.6880	31,700	8.000	495,889	-	(438,325)	57,564	166,619
06/29/2001	2.3049	8.9900	35,938	8.000	662,665	-	(427,034)	235,631	744,670
12/31/2001	2.3204	4.5500	35,938	6.858	571,886	-	(393,185)	178,701	379,425
06/28/2002	2.8444	0.6400	35,938	6.858	701,031	(260,000)	(376,667)	64,364	65,422
09/30/2002	3.8949	0.2450	35,938	6.675	934,388	(529,369)	(370,725)	34,294	34,294
12/31/2002	3.5333	0.3700	35,938	6.675	847,640	(433,974)	(366,683)	46,983	46,983
03/31/2003	3.3531	0.4100	35,938	6.675	804,409	(398,240)	(356,763)	49,406	49,406
06/30/2003	2.8720	0.6010	35,938	6.675	688,993	(307,693)	(319,269)	62,031	62,031

Note 20 - Additional Information	(In thousands of Reais)

a)

ITAÚ HOLDING, through its subsidiary companies, manages the following types of investment funds: privatization, fixed income, shares, open portfolios shares, investment clubs, its customers’ and Group portfolios, domestic and foreign, distributed, as follows:

	ITAÚ HOLDING CONSOLIDATED
	06/30/2003				06/30/2002
	Amount		No. of funds
	With BBA and Fiat	Without BBA and Fiat	With BBA and Fiat	Without BBA and Fiat	Amount	No. of funds
Investment funds	62,232,613	57,773,395	666	550	49,818,916	620
Fixed income	60,417,198	56,179,593	581	480	47,918,226	521
Shares	1,815,415	1,593,802	85	70	1,900,690	99
Managed portfolios	19,820,020	19,289,552	2,213	2,201	16,976,410	3,215
Customers	10,762,465	10,231,997	2,162	2,150	9,806,738	3,165
Itaú Group	9,057,555	9,057,555	51	51	7,169,672	50
TOTAL	82,052,633	77,062,947	2,879	2,751	66,795,326	3,835

The chart below eliminates double countings of managed funds in investment funds:

	ITAÚ HOLDING CONSOLIDATED
	06/30/2003				06/30/2002
	Amount		No. of funds
	With BBA and Fiat	Without BBA and Fiat	With BBA and Fiat	Without BBA and Fiat	Amount	No. of funds
Investment funds	62,232,613	57,773,395	666	550	49,818,916	620
Fixed income	60,417,198	56,179,593	581	480	47,918,226	521
Shares	1,815,415	1,593,802	85	70	1,900,690	99
Managed portfolios	4,908,987	4,617,163	2,213	2,201	6,423,763	3,215
Customers	2,842,815	2,550,991	2,162	2,150	2,488,549	3,165
Itaú Group	2,066,172	2,066,172	51	51	3,935,214	50
TOTAL	67,141,600	62,390,558	2,879	2,751	56,242,679	3,835

b)	Funds from Consortia

	With Fiat	Without Fiat
Monthly estimate of installments receivable from participants	28,246	2,642
Group liabilities by installments	976,600	138,020
Participants - assets to be delivered	864,363	133,934
Funds available for participants	98,127	4,103
In numbers
Number of managed groups	1,010	105
Number of current participants	112,075	11,028
Number of assets to be delivered to participants	57,034	10,585
c)

Despite the low risk exposure due to non-physical concentration of its assets, ITAÚ HOLDING and its subsidiaries’ policy to assure its values and assets at amounts considered sufficient to cover eventual claims.

d)	The balances in Reais connected to foreign currency were:

	ITAÚ HOLDING CONSOLIDATED
	06/30/2003		06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Permanent foreign investment (*)	7,082,754	5,903,100	5,485,802
Net amount of assets and liabilities indexed to foreign currency, including derivatives and future investments	(7,307,636)	(5,616,766)	(1,500,532)
Net foreign exchange position	(224,882)	286,334	3,985,270

(*)

Not considering the participation of the other shareholders of Banco Itaú Europa, the net foreign exchange position would be (850,220) in ITAÚ HOLDING CONSOLIDATED with BBA and FIAT and (339,004) in ITAÚ HOLDING CONSOLIDATED without BBA and FIAT (3,483,416 on June 30, 2002).

e)

ITAÚ HOLDING is the main sponsor of Fundação Itaú Social, whose objectives are: 1) managing “Itaú Social Program” which aims at coordinating the organization’s role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the basic education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Itaú Social Program” and 3) providing food and other similar benefits to the employees of Itaú and other group companies. Income arising from the investment of the foundation properties (of R$ 228 million at June 30, 2003) made it self-sufficient to perform its objectives. During this period no donations were made.

f)

ITAÚ HOLDING is the founding member and supporter of Instituto Itaú Cultural – IIC, an entity formed to grant incentives, promote and preserve the cultural heritage of Brazil. During the period, the consolidated companies donated to IIC the amount of R$ 6,659 (R$ 10,350 from January 1 to June 30, 2002).

g)

Full provision has been made for the amount of commissions receivable relating to services rendered to the Social Security (INSS), comprising the period from January to December 2002 and January to June 2003, in the amount of R$ 77,584 ( R$ 22,657 from January 1 to June 30, 2002).

Note 21 - Additional Information on Affiliates and Subsidiaries	(In thousands of Reais)

In order to permit a better analysis of the financial situation of the group, we present below a summary of accounting information, which has been consolidated according to the activities of the respective companies, as well as foreign branches and financial institutions and main financial institutions in the country.

a) Consolidated credit card companies and insurance, capitalization and pension fund companies’ information.

	Credit card companies (1)		Insurance, capitalization and pension fund companies (2)
	06/30/2003	06/30/2002	06/30/2003	06/30/2002
Assets

Current and long-term receivables
Cash and cash equivalents	23,751	14,776	28,077	15,558
Short-term interbank deposits	903,116	205,615	-	-
Securities	192,472	78,885	6,087,931	3,867,728
Receivable from insurance operations	-	-	584,371	472,297
Credit portfolio	2,548,280	2,294,743	-	-
Credit operations	1,353,234	1,342,455	-	-
Other receivables	1,572,991	1,415,093	-	-
Allowance for loan losses	(377,945)	(462,805)	-	-
Other receivables	488,186	489,612	198,011	183,963
Other assets	7,562	11,934	153,709	123,521
Permanent assets
Investments	1,818,025	2,227,122	837,993	667,523
Property and equipment	89,553	48,505	218,655	205,460
Deferred charges	1,550	24,512	2,301	3,654

Total	6,072,495	5,395,704	8,111,048	5,539,704

Liabilities

Current and long-term liabilities
Deposits	-	54,331	-	-
Insurance operations payable	-	-	111,477	63,277
Borrowings	170,000	587,842	-	-
Taxes and social security	294,998	49,497	350,143	286,251
Credit card operations	1,954,256	1,984,778	-	-
Payable amounts - store	1,516,400	1,481,609	-	-
Banking financing - card holders	309,469	375,126	-	-
Other payables	128,387	128,043	-	-
Other	750,259	566,126	184,223	151,308
Technical provisions for insurance, pension fund and capitalization	-	-	5,388,357	3,458,574
Deferred income	-	-	44	44
Minority interest in subsidiaries	-	-	10,532	1,274
Stockholders’ equity
Capital and reserves	2,390,630	1,944,788	1,771,980	1,436,614
Income for the period	512,352	208,342	294,292	142,362

Total	6,072,495	5,395,704	8,111,048	5,539,704

(1)

Includes Itaú Personnalité Administradora de Cartões de Crédito e Serviços Ltda., Itaucard Administradora de Cartões de Crédito e Imobiliária Ltda. (a company incorporated on April 1, 2002, by Itaucard Financeira S.A. Crédito, Financiamento e Investimento), Bemge Administradora de Cartões de Crédito Ltda., Banestado Administradora de Cartões de Crédito Ltda., SISPLAN - Sistema de Processamento de Dados, Planejamento e Administração de Cartões de Crédito Ltda., Itaucard Financeira S.A. Crédito, Financiamento e Investimentos and, proportionally, Credicard Comercial e Importadora Ltda., Credicard S.A. Administradora de Cartões de Crédito, Redecard S.A. and Orbitall Serviços e Processamento de Informações Comerciais Ltda.

(2)

Includes Banerj Seguros S.A., Itaú Capitalização S.A., Itaú Previdência e Seguros S.A., Itaú Seguros S.A., Bemge Seguradora S.A., Capitaliza - Empresa de Capitalização S.A., Cia. de Seguros Gralha Azul, Paraná Cia. de Seguros, Itauseg Saúde S.A. and Gralha Azul Serviços de Saúde S/C Ltda. - companies regulated by the Insurance Company Regulatory Agency (SUSEP).

b) Foreign Subsidiaries
	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)		Itau Bank, Ltd.		IFE - Banco Bemge (Uruguay) S.A.
	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003	06/30/2002
Assets

Current and long-term assets
Cash and cash equivalents	18,037	197,390	204,158	60,908	62,642	48,722	28,423	33,393	2,809	10,913
Short-term interbank deposits	1,338,864	1,205,724	32,902	36,977	3,262,738	2,333,869	563,856	421,017	14,698	38,848
Money market	54,816	604,105	-	-	-	-	12,413	9,547	-	-
Interbank deposits	1,284,048	601,619	32,902	36,977	3,262,738	2,333,869	551,443	411,470	14,698	38,848
Securities	4,368,748	4,165,353	304,867	253,236	1,410,396	1,425,807	1,143,160	804,591	-	46,742
Brazil	2,036,379	2,434,051	-	-	57,102	44,939	547,369	253,016	-	34,248
Federal Government	1,264,088	904,682	-	-	-	-	189,174	1,231	-	-
Financial institutions	772,292	1,529,369	-	-	57,102	44,939	358,195	251,785	-	34,248
Other	2,332,369	1,731,302	304,867	253,236	1,353,294	1,380,868	595,791	551,575	-	12,494
Interbank and interbranch accounts	-	-	11,843	8,217	-	-	-	-	1,446	1,436
Loans and leasing operations	4,657,451	6,135,752	425,263	303,093	2,173,336	1,844,195	714,265	180,121	-	23,555
Foreign exchange loans	-	6,135,752	-	-	-	-	-	180,121	-	23,316
Other	4,657,451	-	425,263	303,093	2,173,336	1,844,195	714,265	-	-	239
Prepaid expenses	78,912	74,550	1,688	304	3,140	3,256	1,142	4,091	-	-
Other assets	371,126	762,597	62,997	45,495	1,811,572	108,134	92,750	306,119	-	844,427

Permanent assets
Investments	14,711	-	3,417	1,371	11,842	30,440	1,370,694	111,807	-	-
Property and equipment	1,321	1,236	63,195	44,312	10,819	8,221	110	149	89	129
Deferred charges	3,099	1,796	78,574	44,515	1,786	2,099	20	31	33	49

Total	10,852,269	12,544,398	1,188,904	798,428	8,748,271	5,804,743	3,914,420	1,861,319	19,075	966,099

Liabilities

Current and long-term liabilities
Deposits	1,605,235	484,007	777,509	367,744	3,931,249	3,461,272	223,086	776,385	1,577	15,963
Demand deposits	36,015	8,059	276,301	102,599	216,827	193,951	24,634	41	1,577	10,098
Savings accounts	-	-	130,957	66,507	-	-	-	-	-	-
Interbank deposits	251,199	37,194	5,299	4,004	359,289	435,182	33,107	251,751	-	5,865
Time deposits	1,318,021	438,754	364,952	194,634	3,355,133	2,832,139	165,345	524,593	-	-
Open market	497,127	759,883	-	-	581,252	358,802	18,206	-	-	-
Deposits received under securities repurchase agreements	1,373,037	1,522,715	-	-	699,960	629,960	8,633	32,402	-	-
Interbank and interbranch accounts	-	-	-	-	-	-	-	-	-	-
Borrowings	3,095,658	4,443,785	30,433	37,843	700,412	442,700	115,548	-	-	-
Derivative financial instruments	37,874	51,021	-	-	32,190	26,665	37,987	51,629	-	-
Other liabilities	2,415,299	2,615,639	69,177	63,409	2,001,477	215,819	1,137,304	10,141	31	838,329

Deferred income	11,420	3,589	-	-	879	710	5,614	1,014	-	-

Minority interest in subsidiaries	-	-	-	-	46	-	-	-	-	-

Stockholders’ equity
Capital and reserves	1,636,141	2,661,794	324,702	118,296	794,496	662,216	2,144,668	971,249	15,927	109,033
Income from the period	180,478	1,965	(12,917)	211,136	6,310 (7)	6,599	223,374	18,499	1,540	2,774

Total	10,852,269	12,544,398	1,188,904	798,428	8,748,271	5,804,743	3,914,420	1,861,319	19,075	966,099

	Banco del Paraná S.A.		Non-financial (3)		Subsidiaries Banco BBA-Creditanstalt S.A.		FOREIGN CONSOLIDATED (6)
					Financial (4)	Non-financial (5)	With BBA	Without BBA	06/30/2002
	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003		06/30/2003
Assets

Current and long-term assets
Cash and cash equivalents	501	317	37,773	20,812	15,535	1,956	350,239	333,172	365,451
Short-term interbank deposits	6,004	2,911	90,391	86,973	1,806,566	-	6,129,732	4,774,902	3,867,961
Money market	-	-	-	-	-	-	67,228	67,228	610,853
Interbank deposits	6,004	2,911	90,391	86,973	1,806,566	-	6,062,504	4,707,674	3,257,108
Securities	-	-	4,472	11,151	2,916,582	18,891	9,843,052	7,098,596	6,478,480
Brazil	-	-	441	719	2,050,848	-	4,692,139	2,641,291	2,775,860
Federal Government	-	-	441	719	-	-	1,453,702	1,453,702	915,520
Financial institutions	-	-	-	-	2,050,848	-	3,238,437	1,187,589	1,860,340
Other	-	-	4,031	10,432	865,734	18,891	5,150,913	4,457,305	3,702,620
Interbank and interbranch accounts	10,168	16,288	-	-	-	-	23,458	23,458	25,941
Loans and leasing operations	189	17,356	-	-	2,114,923	-	9,924,463	7,809,540	8,410,841
Foreign exchange loans	-	-	-	-	-	-	-	-	7,385,316
Other	189	17,356	-	-	2,114,923	-	9,924,463	7,809,540	1,025,525
Prepaid expenses	-	-	209	25	13,751	180	99,053	85,122	80,808
Other assets	13	13,363	651,433	605,079	443,476	3,369	3,460,918	3,014,385	2,022,842

Permanent assets
Investments	4	666	3,978,249	2,302,765	378	160,910	1,496,484	1,560,740	477,005
Property and equipment	200	720	818	621	152	40	77,462	77,270	56,189
Deferred charges	-	137	1,400	2,070	58	13	85,436	85,366	51,217

Total	17,079	51,758	4,764,745	3,029,496	7,311,421	185,359	31,490,297	24,862,551	21,836,735

Liabilities

Current and long-term liabilities
Deposits	6,444	38,761	-	-	1,796,020	-	7,307,444	5,979,375	4,864,361
Demand deposits	1,098	6,209	-	-	473,294	-	999,158	526,288	304,329
Savings accounts	114	7,185	-	-	-	-	131,070	131,070	73,692
Interbank deposits	-	-	-	-	-	-	400,392	401,819	626,598
Time deposits	5,232	25,367	-	-	1,322,726	-	5,776,824	4,920,198	3,859,742
Open market	-	-	-	-	-	-	1,096,585	1,096,585	1,115,886
Deposits received under securities repurchase agreements	-	-	-	-	1,364,804	-	3,318,939	2,045,008	2,080,432
Interbank and interbranch accounts	755	58	-	-	-	-	755	755	58
Borrowings	-	-	174,271	138,655	1,717,252	-	5,672,610	3,955,358	4,940,654
Derivative financial instruments	-	-	-	-	594,213	-	699,847	106,660	129,315
Other liabilities	6,784	5,375	74,479	63,683	604,509	793	6,153,119	5,631,456	3,104,896

Deferred income	-	-	445	603	8,276	-	26,624	18,349	4,686

Minority interest in subsidiaries	-	-	267	386	-	-	131,619	125,905	110,645

Stockholders’ equity
Capital and reserves	18,181	20,488	4,258,508	2,881,621	1,119,828	205,414	6,441,825	5,356,025	5,329,102
Income from the period	(15,085)	(12,924)	256,775	(55,452)	106,519	(20,848)	640,930	547,075	156,700

Total	17,079	51,758	4,764,745	3,029,496	7,311,421	185,359	31,490,297	24,862,551	21,836,735

(1)	Grand Cayman and New York branches.
(2)	Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa - Fund Management Company, S.A. and, only on June 30, 2003, BIEL Fund Management Company S.A.
(3)

Afinco - Americas Madeira, SGPS Limitada, BFB Overseas Inc., BFB Overseas Cayman, Ltd., Externalizacion Global S.A., Inversora del Buen Ayre S.A., Itaú Europa, SGPS, S.A., Itaúsa Portugal - SGPS, S.A., Itaú Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, S.A., BIEL Holding AG, IPI - Itaúsa Portugal Investimentos, SGPS Ltda., Itaú Europa Luxembourg Advisory Holding Company S.A., Itaúsa Madeira - Investimentos, SGPS, Ltda., Agate SàRL, ITB Holding Ltd., Topaz Holding Ltd., Itau Brazil Inc, and only on March 31,2003, Jasper Internacional Investiment LLC, Itaú International Investment LLC and Itrust Servicios Financieros S.A.

(4)	BBA Creditanstalt Bank Ltd., Banco BBA - Creditanstalt S.A. Nassau Branch and Banco BBA - Creditanstalt - Uruguay branch.
(5)	Mundostar S.A., BBA Representaciones S.A., Karen International Limited , Nevada Woods S.A., AKBAR - Marketing e Serviços Ltda., BBA Overseas Limited and BBA Icatu Securities, Inc.
(6)	Information on foreign consolidated presents net balances of eliminations from consolidation.
(7)

The difference in relation to income for the period recorded in the Management Report (R$ 46 milllion), refers mainly to the exchange variation of the participation in BIE Bank & Trust and Banco Itaú Europa Luxembourg, in the amount of R$ 36 milllion, which according to Portuguese accounting standards is recorded in stockholders’ equity.

c) Banco Itaú Buen Ayre

I - Effects in the period

In the table below we show the effects of “pesification” on the results and balance sheet of Banco Itaú Buen Ayre and ITAÚ HOLDING CONSOLIDATED, which have already been duly absorbed by provisions formed in prior years, at an exchange rate of P$ 2.78566 to the dollar on 06/30/2003 (P$ 3.37684 on 12/31/2002):

	12/31/2002 (1)	06/30/2003 (2)		Variations
Assets
Current and long-term assets
Cash and cash equivalents	144,653	204,158		59,505
Short-term interbank deposits	14,129	32,902		18,773
Securities	325,530	304,867	(3)	(20,663)
Interbank and interbranch accounts	7,064	11,843		4,779
Loan operations	323,301	425,263		101,962
Loans and financings	476,444	557,713		81,269
(-) Allowance for loan losses	(153,143)	(132,450)		20,693
Other assets	108,868	64,685		(44,183)
Permanent assets
Investments	4,587	3,417		(1,170)
Property and equipment	63,699	63,195		(504)
Deferred charges	53,426	78,574		25,148
Total	1,045,257	1,188,904		143,647
Liabilities
Current and long-term liabilities
Deposits	581,906	777,509		195,603
Demand deposits	192,866	276,301		83,435
Savings deposits	84,064	130,957		46,893
Interbank deposits	6,242	5,299		(943)
Time deposits	298,734	364,952		66,218
Borrowings and onlendings	38,571	30,433		(8,138)
Other liabilities	86,858	69,177		(17,681)
Stockholders’ equity	337,922	311,785		(26,137)	(4)
Total	1,045,257	1,188,904		143,647
(1)	The statements at December 31, 2002 already reflect the “pesification” effects and consider:
	a)	the conversion of operations contracted using the free USD rate at the quotation of P$ 3.37684;
	b)	the conversion of operations contracted using the commercial USD rate at the quotation of P$ 1.40;
	c)	the recording of bonds foreseen by Argentine authorities to offset losses from the “pesification” of Loan Operations, estimated at R$ 78,218, at 30% of their face value of R$ 23,466;
	d)	the conversion to R$ considers the devaluation of all operations, after the conversions mentioned above, at the quotation of P$ 3.37684 per USD.
(2)	The June 30, 2003 financial statements reflect the effects of operations after the “pesification” and consider the conversion to R$ based on the quotation of P$ 2.78566 per USD.
(3)

Includes R$ 65,902 in Argentine government securities (compulsory deposits) and R$ 42,993 in bonds to compensate for losses from the “pesification” on loan operations at 70% of their face value, of R$ 30,095.

(4)	The decrease in stockholders’ equity of R$ (26,137) reflected on ITAÚ HOLDING CONSOLIDATED are attributable to:
a)

R$ (4,953) in exchange losses arising from the appreciation of the Argentine Peso before the U.S. dollar (17.51%) lower than the appreciation of the real against the U.S. dollar (18.72%) in the period;

	b)	R$ (46,856) of recurring losses arising from Itaú Buen Ayre in the period, which arises mainly from exchange losses on assets indexed to the U.S. dollar;
	c)	R$ (8,266) arising from adjustments of provisions for prior year taxes, whose regulation by the Argentine Government was concluded after the disclosure of the December 31, 2002 balance sheet; and
	d)	R$ 33,938 arising from the partial reversal of the previously recorded provision for the bonds received to offset losses on Credit Transactions, based on their fair value.

II - Credit Portfolio and Allowance for Loan Losses after the “Pesification” effects

06/30/2003
Portfolio balance				Total allowance
Risk level	Individuals	Corporates (*)	Total	Individuals			Corporates			Total
				Minimum required	Additional	Total	Minimum required	Additional	Total
AA	-	147,931	147,931	-		-	-	-	-	-
A	-	65,161	65,161	-		-	326	-	326	326
B	71,946	82,984	154,930	719	71,227	71,946	830	-	830	72,776
C	1,430	34,807	36,237	43	1,387	1,430	1,044	-	1,044	2,474
D	653	74,007	74,660	65	588	653	7,401	-	7,401	8,054
E	792	5	797	238	554	792	2	-	2	794
F	1,233	64,490	65,723	617	617	1,233	32,245	2,275	34,520	35,753
G	520	2	522	364	156	520	1	1	2	522
H	11,554	198	11,752	11,554	-	11,554	198	-	198	11,752
TOTAL	88,128	469,585	557,713	13,600	74,528	88,128	42,046	2,276	44,322	132,450

(*) Includes R$ 416,222 thousand in operations contracted with corporate companies, which are subsidiaries of foreign companies.

III - Risk in Credit Portfolio

Considering the present economic scenario of Argentine and based on information available so far, Management quantified the minimum and maximum loss of Credit Portofio shown in item II above:

	Portfolio balance	Minimum	Maximum
Individuals	88,128	22,032	61,690
Corporate - Subsidiaries of multinational companies operating in Argentine	469,585	11,740	93,917
Total	557,713	33,772	155,607

Total allowance in Itaú Buen Ayre	-	132,450	132,450

Shortage (Surplus)		(98,678)	23,157

d) Main Domestic Financial Institutions

	BANERJ		BEG (1)		BEMGE (2)
	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003	06/30/2002
Assets

Current and long-term assets
Cash and cash equivalents	80,075	65,055	4,559	11,776	11,796	8,774
Short-term interbank deposits	661,956	1,579,892	279,026	134,133	1,822,301	1,794,463
Securities	1,866,659	577,731	86,149	178,577	349,317	138,200
Interbank and interbranch accounts	708,668	598,087	17,276	12,679	132,879	98,607
Loans and leasing operations	613,787	483,083	44,183	139,413	30,967	33,413
Other receivables	175,662	134,376	187,867	225,302	679,608	731,672
Other assets	137,399	170,123	9,989	5,795	24,922	6,111

Permanent assets
Investments	2,121,362	2,232,459	2,003	1,678	3,081	12,235
Property and equipment	29,891	34,789	8,936	17,648	4,185	12,277
Deferred charges	2,161	69,493	-	26	314	1,011

Total	6,397,620	5,945,088	639,988	727,027	3,059,370	2,836,763

Liabilities and stockholders’ equity

Current and long-term liabilities
Deposits	4,105,400	2,234,770	277,249	353,769	717,351	681,515
Open market	1,116,253	274,582	-	-	-	-
Funds from acceptance and issuance of securities	-	-	-	-	-	-
Interbank and interbranch accounts	61,033	167,740	10,438	8,626	11,688	8,632
Borrowings and onlendings	-	-	6,519	897	-	-
Local onlendings - official institutions	194	204	-	7,417	-	-
Derivative financial instruments	-	186	-	-	-	-
Technical provisions for insurance, pension plan and capitalization	5,303	10,114	-	-	-	-
Other liabilities	330,429	358,440	120,930	196,190	311,014	279,429
Deferred income	482	552	-	975	6	6
Minority interest in subsidiaries	-	-	71	50	13,790	12,227
Stockholders’ equity
Capital and reserves	526,949	2,677,386	179,618	153,662	1,915,823	1,807,237
Net income for the period	251,577	221,114	45,163	5,441	89,698	47,717

Total	6,397,620	5,945,088	639,988	727,027	3,059,370	2,836,763

	BANESTADO (3)		ITAÚ-BBA (4)	Fiat (5)
	06/30/2003	06/30/2002	06/30/2003	06/30/2003
Assets

Current and long-term assets
Cash and cash equivalents	29,093	37,868	23,754	17,546
Short-term interbank deposits	247,366	268,490	3,033,283	899,781
Securities	753,428	94,648	4,312,680	198,621
Interbank and interbranch accounts	305,830	273,753	176,425	-
Loans and leasing operations	404,244	582,914	7,370,939	1,765,078
Other receivables	1,198,481	1,850,121	1,518,002	84,400
Other assets	98,848	98,597	31,704	3,594

Permanent assets
Investments	22,597	33,038	69,910	-
Property and equipment	50,113	65,327	29,682	3,917
Deferred charges	19,933	9,561	11,144	298

Total	3,129,933	3,314,317	16,577,523	2,973,235

Liabilities and stockholders’ equity

Current and long-term liabilities
Deposits	1,959,745	1,626,239	5,906,781	2,134,930
Open market	13,984	40,860	507,328	-
Funds from acceptance and issuance of securities	-	8,446	1,554,000	-
Interbank and interbranch accounts	19,143	55,172	37,943	-
Borrowings and onlendings	6,907	6,627	2,841,735	129,927
Local onlendings - official institutions	105,002	166,629	1,207,460	-
Derivative financial instruments	499	1,682	656,671	17,314
Technical provisions for insurance, pension plan and capitalization	8,723	37,494	-	-
Other liabilities	900,614	935,945	1,767,566	219,513
Deferred income	803	1,842	16,215	28,948
Minority interest in subsidiaries	417	4,169	64,310	-
Stockholders’ equity
Capital and reserves	594,805	582,236	1,860,010	429,259
Net income for the period	(480,709)	(153,024)	157,504	13,344

Total	3,129,933	3,314,317	16,577,523	2,973,235
(1)	Includes Banco BEG S.A., BEG - Distribuidora de Títulos e Valores Mobiliários S.A. and SISPLAN - Sistema de Processamento de Dados, Planejamento e Administração de Cartões de Crédito Ltda.
(2)	Includes Banco Bemge S.A., Bemge Administradora de Cartões de Crédito Ltda., Investimentos Bemge S.A., Lineinvest Participações S.A. (new company name of Guaxinim Administração e Participações Ltda.).
(3)

Includes Banco Banestado S.A., Asban S.A. Participações, Banco Del Paraná S.A., Banestado Administradora de Cartões de Crédito Ltda. (only at 06/30/2002), Banestado Leasing S.A. - Arrendamento Mercantil, Banestado Corretora de Valores Mobiliários S.A., Banestado S.A. - Participações, Administração e Serviços, Capitaliza - Empresa de Capitalização S.A. and, only at 06/30/2003, Melro Administração e Participações Ltda. and Topaz Holding Ltd.

(4)

Includes Banco Itaú - BBA S.A. and its affiliates abroad (Nassau and Uruguay), BBA Representaciones S.A., BBA Trading S.A., IF Participações S/C Ltda., Karen International Limited, Nevada Woods S.A., BBA Alocação de Ativos Ltda., BBA Corretora de Títulos e Valores Mobiliários S.A., BBA Creditanstalt Finanças e Representações Ltda., BBA Holding S.A., BBA Investimentos Distribuidora de Títulos e Valores Mobiliários S.A., Fina Promoção e Serviços S.A., Fináustria Arrendamento Mercantil S.A., Fináustria Assessoria, Administração e Serviços de Crédito S/C Ltda., Fináustria Cia. de Crédito, Financiamento e Investimento, Fináustria Participações Ltda., BBA Creditanstalt Bank Ltd., Mundostar S.A., AKBAR - Marketing e Serviços Ltda. and BBA Overseas Limited.

(5)	Includes Banco FIAT S.A. and FIAT Administradora de Consórcios Ltda.

e) Statement of Income of Banco Itaú-BBA S.A.

	01/01 to 06/30/2003 (Note 2)
	Without BBA and Fiat	Itaú-BBA	Fiat	Eliminations	With BBA and Fiat
INCOME FROM FINANCIAL OPERATIONS	3,537,236	(218,646)	146,481	(141,830)	3,323,241
Loans	1,957,463	(76,102)	161,408	-	2,042,769
Leases	139,551	11,639	2,895	-	154,085
Securities	885,623	(66,206)	(28,130)	(133,778)	657,509
Trade finance and foreign exchange portfolio	81,317	(107,882)	-	(8,052)	(34,617)
Compulsory deposits	473,282	19,905	10,308	-	503,495

EXPENSES FROM FINANCIAL OPERATIONS	292,816	860,707	(78,686)	141,552	1,216,389
Deposits, money market and interbank funds	(371,119)	(211,210)	(87,121)	142,225	(527,225)
Borrowings, assignments and on lendings	1,448,928	1,207,545	20,279	(673)	2,676,079
Provision for loan and lease losses	(784,993)	(135,628)	(11,844)	-	(932,465)

GROSS INCOME FROM FINANCIAL OPERATIONS	3,830,052	642,061	67,795	(278)	4,539,630

OTHER OPERATING INCOME (EXPENSES)	(920,155)	(157,818)	(39,178)	(189,170)	(1,306,321)
Banking service fees	2,380,666	46,747	21,658	13	2,449,084
Income from insurance, pension plan and capitalization operations	365,776	-	-	-	365,776
Income from insurance premiums, pension plan and capitalization	2,133,325	-	-	-	2,133,325
Expenses from technical provisions for insurance, pension plan and capitalization	(971,971)	-	-	-	(971,971)
Insurance claims	(452,882)	-	-	-	(452,882)
Selling expenses	(129,438)	-	-	-	(129,438)
Pension plans benefits expenses	(248,780)	-	-	-	(248,780)
Other income and insurance operating expenses	35,522	-	-	-	35,522
Personnel expenses	(1,395,885)	(60,058)	(10,011)	(352)	(1,466,306)
Other administrative expenses	(1,954,186)	(90,294)	(42,083)	(1,476)	(2,088,039)
Tax expenses	(446,571)	(43,589)	(5,393)	(33)	(495,586)
Equity in income (losses) of unconsolidated investments	128,146		-	(189,898)	(61,752)
Other operating income	422,119	43,733	3,300	676	469,828
Other operating expenses	(420,220)	(54,357)	(6,649)	1,900	(479,326)

OPERATING INCOME	2,909,897	484,243	28,617	(189,448)	3,233,309

NON-OPERATING INCOME	(96,008)	(10,446)	(5,735)	(439)	(112,628)

INCOME BEFORE TAXATION AND PROFIT SHARING	2,813,889	473,797	22,882	(189,887)	3,120,681

INCOME TAX AND SOCIAL CONTRIBUTION
Due on operations for the period	(784,567)	(266,859)	(7,591)	(67)	(1,059,084)
Deferred related to temporary additions	34,069	16,573	(509)	(172)	49,961

EXTRAORDINARY RESULT	(545,182)	(25,151)	-	21,905	(548,428)

PROFIT SHARING
Employees - Law 10101 of 12/19/2000	(114,368)	(19,288)	(1,380)	(4)	(135,040)
Administrative - Statutory - Law 6404 of 12/15/1976	(18,293)	(20,619)	(58)	-	(38,970)

MINORITY INTERESTS	104,913	(949)	-	(2,623)	101,341

NET INCOME	1,490,461	157,504	13,344	(170,848)	1,490,461

Note 22 - Statement of Cash Flow	(In thousands of Reais)

We present below the Statement of Cash Flow prepared by the Indirect Method

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 06/30/2003		01/01 to 06/30/2002
	With BBA and Fiat	Without BBA and Fiat
Operating activities
Net income	1,490,461	1,490,461	1,047,831
Adjustment to market of securities and derivative financial instruments (Assets / Liabilities)	(517,798)	(580,566)	812,657
Provision for loan losses	932,465	784,993	943,305
Change in technical provision for insurance, pension plan and capitalization	971,971	971,971	494,514
Assets deferred income tax	(49,961)	(34,069)	(276,876)
(Reversal) Provision for losses and other assets	14,007	7,400	3,193
(Income) Deficit on the disposal of assets	29,866	15,062	14,172
Amortization of goodwill	595,925	539,474	25,430
Equity in the results of subsidiaries and associated companies	61,752	(128,146)	(199,975)
(Gain) Loss on currency translation	(67,963)	(67,963)	175,327
Extraordinary result in associated companies	-	73,277	-
(Gain) Loss on disposal of investments	1,928	1,928	2,407
(Reversal) Provision for losses on other investments and tax incentives	8,225	8,225	(1,069)
Depreciation and amortization	293,266	287,457	267,796
Minority interest results	(101,341)	(104,913)	153,698
Change in assets and liabilities
(Increase) Decrease in short-term interbank investments	2,124,440	(2,434,594)	(3,406,430)
(Increase) Decrease in securities and derivative financial instruments	626,837	511,429	(1,481,377)
(Increase) Decrease in compulsory deposits with Brazilian Central Bank	2,135,193	2,112,130	489,736
(Increase) Decrease in interbank and interbranch acccounts	185,072	194,492	33,236
(Increase) Decrease in loan operations	(1,182,465)	1,965,136	(1,357,919)
(Increase) Decrease in leasing operations	107,673	118,677	131,515
(Increase) Decrease in other credits and other assets	1,738,072	1,311,255	1,993,322
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	13,520	13,520	(259,626)
(Decrease) Increase in other liabilities	(1,151,164)	(1,339,333)	(2,276,866)
(Decrease) Increase in deferred income	19,317	(3,871)	(19,254)
Net cash provided by (invested) in operating activities	8,279,298	5,713,432	(2,691,253)

Investment activities
Sale of non-operating assets	161,276	143,542	137,492
Disposal of investments	80,962	87,472	8,013
Disposal of assets in use	24,739	23,635	124,290
Decrease in deferred charges	3,584	2,953	4,808
Purchase of non-operating assets	(142,651)	(113,573)	(128,863)
Purchase of investments	(32,072)	(513,055)	(197,655)
Goodwill in investments	(539,474)	(539,474)	(49,818)
Purchase of assets in use	(191,413)	(184,610)	(280,638)
Investments in deferred charges	(80,273)	(75,993)	(63,190)
Change in minority interest	10,442	10,289	(16,058)
Net cash provided by (invested) in investment activities	(704,880)	(1,158,814)	(461,619)

Financing activities
Increase (Decrease) in deposits	(4,171,406)	(3,733,192)	423,286
Increase (Decrease) in funds obtained in the open market	(128,280)	1,140,544	842,399
Increase (Decrease) in funds from the issue of securities	530,245	223,351	945,885
Increase (Decrease) in borrowings and onlendings	(1,999,597)	(1,137,273)	120,173
Increase (Decrease) in derivative financial instruments liabilities	(1,416,762)	(789,003)	832,714
Increase (Decrease) in liabilities for subordinated debts	(1,064,293)	(947,982)	453,985
Reversal of provision for interest on own capital	165	165	1,463
Granting for exercised stock options	17,456	17,456	29,034
Share subscription	522,220	522,220	57,050
Purchase of own shares	(122,303)	(122,303)	(209,359)
Prior year adjustments of securities and derivatives - Circulars 3068/01 and 3082/02	-	-	24,021
Variation of market value for the period	305,855	305,855	(37,002)
Interest on own capital paid and/or provisioned	(478,774)	(478,774)	(180,121)
Net cash provided by (invested) in financing activities	(8,005,474)	(4,998,936)	3,303,528

Increase in cash and cash equivalents, net	(431,056)	(444,318)	150,656

At the beginning of the period	1,894,256	1,868,065	1,895,760
At the end of the period	1,463,200	1,423,747	2,046,416

Increase in cash and cash equivalents, net	(431,056)	(444,318)	150,656

Report of Independent Auditors

August 1, 2003

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1.

We have audited the accompanying financial statements of Banco Itaú Holding Financeira S.A. and of Banco Itaú Holding Financeira S.A. and its subsidiary companies (consolidated) as of June 30, 2003. These financial statements are the responsibility of the management of the Bank. Our responsibility is to express an opinion on these financial statements. The audit work related to the financial statements of certain subsidiary and associated companies, evaluated on the equity method, and which represent investments in the amount of R$ 3,137,874 thousand (Note 13 b) consolidated assets in the amount of R$ 14,972,068 thousand and net income obtained by them in the six-month period ended June 30, 2003, in the amount of R$ 109,097 thousand, was conducted by other independent auditors, and our report, insofar as it relates to the amounts included for these subsidiary and associated companies, is based exclusively based on the reports of these other independent auditors.

2.

We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal controls of the Bank, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and the significant estimates made by Bank management, as well as evaluating the overall financial statement presentation.

3.

Based on our audit and on the reports issued by other independent auditors, as mentioned in paragraph 1 above, in our opinion the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Banco Itaú Holding Financeira S.A. and of Banco Itaú Holding Financeira S.A. and its subsidiary companies (consolidated) at June 30, 2003 and the results of its operations, the changes in stockholders’ equity and the changes in financial position for the six-month period then ended, as well as the consolidated statements of operations and of changes in financial position for the six-month period then ended, in conformity with accounting practices adopted in Brazil.

4.

We previously carried out the audit of the financial statements of Banco Itaú S.A. and its subsidiary companies (consolidated) as of June 30, 2002 and issued our unqualified report on August 2, 2002. Those financial statements are presented for comparison purposes with those of Banco Itaú Holding Financeira S.A. and its subsidiary companies (consolidated) as of June 30, 2003. As described in Note 1 to the financial statements, Banco Itaú Holding Financeira S.A. became the sole shareholder of Banco Itaú S.A. and its subsidiaries.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Partner
Accountant CRC 1SP110374/O-0

Opinion of The Fiscal Council

 The members of the Fiscal Council of Banco Itaú Holding Financeira S.A., after examining the financial statements for the second quarter of 2003, were able to verify the accuracy of all the elements thereof and are satisfied that they adequately reflect the assets and liabilities of the Company, its financial situation and the activities undertaken during this period, and recommend that the same be approved by the Company’s Administrative Council.

São Paulo-SP, August 4, 2003. GUSTAVO JORGE LABOISSIERE LOYOLA ALBERTO SOZIN FURUGUEM IRAN SIQUEIRA LIMA

Report of ITAÚ HOLDING Internal Controls Committee

1.

In pursuance of its duties, this Committee, as a successor of the Itaubanco Internal Controls Committee, in compliance with the Central Bank of Brazil Resolution, continued its evaluation activities concerning the effective implementation and development of our Internal Control System started in 1999. The System aims at assuring the proper management of the credit, market and own operation risks of a financial group and conforming this current management practices with the legal and regulatory instructions.

2.

Informed about the System development, this Committee is specifically responsible for issuing its opinion, to be submitted to the Administrative Council for ratification, on the six-month period report, prepared by the Internal Audit, concerning the conclusions about the System improvement level and recommendations on the actions to be taken in order to correct processes and reduce the risks.

The report for the first six-month period, dated July 21, 2003, emphasizes that the System development has been consistent with the nature and complexity of our businesses, representing a significant absorption of the control culture by several Organization Areas. This is confirmed by the creation of new instruments, which allow the proper identification, measurement and follow-up of risks that represent a special importance for the operating domain.

This report emphasizes that approximately two-thirds of the recommendations suggested for the mentioned six-month period ended 2002 have already been implemented, confirms the need to implement the remaining recommendations and identifies, by each Organization Executive Area, new control aspects to be improved.

3.	It is thus our OPINION that the report should be approved as regards its conclusions on the System development and the specific recommendations it makes.

This is the OPINION that we submit to the Administrative Council for ratification, pursuant to the terms 3 of article 7 of the Bank’s articles of association.

São Paulo, August 1, 2003

Councilors
Carlos da Câmara Pestana
Alcides Lopes Tápias
Henri Penchas

BOARD OF DIRECTORS	ADVISORY COUNCIL
DANIEL MACHADO DE CAMPOS
Chairman	FERNANDO DE ALMEIDA NOBRE NETO
OLAVO EGYDIO SETUBAL	JOAQUIM FRANCISCO MONTEIRO DE CARVALHO
LÍCIO MEIRELLES FERREIRA
Vice-Chairmen	LUIZ EDUARDO CAMPELLO
ALFREDO EGYDIO ARRUDA VILLELA FILHO	OLAVO DE QUEIROZ GUIMARÃES FILHO
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL	OPTIONS COMMITTEE ITAÚ HOLDING
Chairman
Members	OLAVO EGYDIO SETUBAL
ALCIDES LOPES TÁPIAS	Members
CARLOS DA CÂMARA PESTANA	CARLOS DA CÂMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER (*)	JOSÉ CARLOS MORAES ABREU
HENRI PENCHAS	ROBERTO EGYDIO SETUBAL
JOSÉ VILARASAU SALAT	ROBERTO TEIXEIRA DA COSTA
LUIZ DE MORAES BARROS
MARIA DE LOURDES EGYDIO VILLELA	INTERNAL CONTROLS COMMITTEE ITAÚ HOLDING
PERSIO ARIDA	Chairman
ROBERTO TEIXEIRA DA COSTA	CARLOS DA CÂMARA PESTANA
SERGIO SILVA DE FREITAS	Effective Members
ALCIDES LOPES TÁPIAS
HENRI PENCHAS
EXECUTIVE BOARD	LUIZ ASSUMPÇÃO QUEIROZ GUIMARÃES

President and Chief Executive Officer	TRADING COMMITTEE
ROBERTO EGYDIO SETUBAL	ALFREDO EGYDIO SETUBAL
ALFREDO EGYDIO ARRUDA VILLELA FILHO
Senior Vice-Presidents	HENRI PENCHAS
HENRI PENCHAS	MARIA ELIZABETE VILAÇA LOPES
SERGIO SILVA DE FREITAS	ROBERTO TEIXEIRA DA COSTA

Executive Vice-Presidents	DISCLOSURE COMMITTEE
ALBERTO DIAS DE MATTOS BARRETTO	ALFREDO EGYDIO SETUBAL
ALFREDO EGYDIO SETUBAL	ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO JACINTO MATIAS
Executive Directors	HENRI PENCHAS
RODOLFO HENRIQUE FISCHER	MARIA ELIZABETE VILAÇA LOPES
SÍLVIO APARECIDO DE CARVALHO	ROBERTO TEIXEIRA DA COSTA

Legal Consultant	FISCAL COUNCIL
LUCIANO DA SILVA AMARO
Effective Members
INTERNATIONAL ADVISORY COMMITTEE	GUSTAVO JORGE LABOISSIERE LOYOLA
OLAVO EGYDIO SETUBAL	ALBERTO SOZIN FURUGUEM
ROBERTO EGYDIO SETUBAL	IRAN SIQUEIRA LIMA
ALBERTO DIAS DE MATTOS BARRETTO
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA	Substitute Members
CARLOS DA CÂMARA PESTANA	JOSÉ MARCOS KONDER COMPARATO
DIETER RAMPL	JOSÉ ROBERTO BRANT DE CARVALHO
HENRI PENCHAS	WALTER DOS SANTOS
ISIDRO FAINÉ CASAS
JOSÉ CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
(*)	Elected by the Ordinary and Extraordinary General Meeting of 04/30/2003, still pending homologation by the Central Bank of Brazil.
(**)	Elected in the Meeting of the Bound of the Directors of May 05th, 2003, still pending homologation by the Central Bank of Brazil.

June 30, 2003

Management Discussion and Analysis

Contents
Executive Summary	79
Analysis of the Consolidated Performance	87
Consolidated Result	88
Analysis of Financial Margin	92
Provision for Loan and Lease Losses	94
Banking Service Fees	99
Administrative Expenses	100
Other Operating Income / Other Operation Expenses	103
Analysis by Segment	104
Banking	107
Credit Cards	111
Insurance, Capitalization and Pension Plan Operations	112
Investment Funds and Managed Portfolio	115
Analysis of the Consolidated Balance Sheet	116
Assets and Liabilities by Segment	117
Assets and Liabilities by Maturity	119
Securities	120
Credit Operations	123
Stockholder’s Equity	127
Balance Sheet by Currency	129
Activities Abroad and Foreign Exchange Transactions	130
Activities Abroad	131
Banco Itaú Buen Ayre	132
Ownership Structure	133
Risk Management	135
Independent Auditors’ Report	138

We highlight that the data presented in this report related to the first quarter of 2003 were reclassified for comparison purposes, without an impact on net income for the period.

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding accounts.

The tables of this report have the numbers expressed in millions. However, the variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in tax legislation).

Executive Summary

Highlights

R$ Million (except where indicated)
Statementes of Income	2nd Q./03	1st Q./03	1st Sem./03	1st Sem./02
Recurring Net Income	793	1,246	2,039	1,071
Extraordinary Net Income	(17)	(532)	(548)	(23)
Net Income	776	714	1,490	1,048
Financial Margin	2,356	2,894	5,250	3,764
Net Income from Financial Operations	2,008	2,531	4,540	2,942
Bank Service Fees	1,246	1,203	2,449	2,011

Income per Shares ( R$ )
Consolidated Net Income ( per thousand shares)	6.79	6.26	13.03	9.41
Number of Outstanding Shares ( in million)	114,391	114,110	114,391	111,295
Book Value ( per thousand shares)	94.17	87.49	94.17	74.47
Dividends / JCP (1) ( R$ Million )	176	302	479	180
Dividends / JCP (1) per thousand shares	1.54	2.65	4.19	1.62
Market Capitalization ( R$ Million - period end )	21,149	20,906	21,149	17,188
Market Capitalization ( US$ Million - period end )	7,364	6,235	7,364	6,043

Performance Ratio ( % )
Recurring ROE Annualized	32.9%	60.1%	41.4%	27.5%
ROE Annualized	32.1%	31.8%	29.6%	26.9%
ROA Annualized	2.9%	2.5%	2.8%	2.4%
Solvency Ratio (BIS Ratio)	18.5%	19.7%	18.5%	15.3%
Efficiency Ratio	46.0%	40.1%	42.9%	55.2%

Consolidated Balance Sheet	Jun 30, 03	Mar 31, 03	Jun 30, 02
Total Assets	106,799	113,098	86,247
Credit Operations	38,354	39,718	30,158
Sureties,Endorsements and Guarantees	6,232	6,672	4,681
Securities + Interbank Accounts	31,130	31,543	26,236
Total Deposits	34,826	37,991	28,754
Stockholder’s Equity of Itaú Consolidated	10,772	9,983	8,288
Relevant Data
Assets Under Management	67,142	62,852	56,243
Employees	42,262	42,776	43,158
Active Customers ( Million )	9.1	9.2	9.0
Active Customers - including savings accountholders and other non-current accountholders ( Million )	12.4	12.3	-
Branches (units)	2,325	2,320	2,279
CSBs (units)	850	872	907
Automated Teller Machines (units)	18,533	18,071	15,855

Ratings	Banco Itaú Holding		Banco Itaú		Banco Itaú-BBA
Fitch Atlantic Ratings	National	International	National	International	National	International
Short Term	F1+(bra)	B	F1+(bra)	B	F1+(bra)	-
Long Term	AA(bra)	B	AA(bra)	B	AA(bra)	-
Individual	-	C	-	C	-	-
Legal	-	5	-	4	-	4
Moody’s
Financial Strength	-	-	-	C-	-	-
Bank Deposits - Foreign Currency	-	-	-	B3 / NP	-	-
Bank Deposits - Local Currency	-	-	-	A3 / P-2	-	-
Long Term Deposit	-	-	Aaa.br	-	Aaa.br	-
Short Term Deposit	-	-	BR-1	-	BR-1	-
Standard & Poor’s
Foreign Currency - Long Term	-	-	-	B+	-	-
Foreign Currency - Short Term	-	-	-	B	-	-
Local Currency - Long Term	-	-	br.AA	BB	br.AA	-
Local Currency - Short Term	-	-	br.A-1	B	-	-

(1) JCP ( Interests on Capital)

Executive Summary
Consolidated Balance Sheet

R$ Million
				VARIATION
ASSETS	Jun 30, 03	Mar 31, 03	Jun 30, 02	Jun 03 - Mar 03	Jun 03 - Jun 02

Current and Long Term Assets	103,519	109,683	82,750	(6,165)	20,769

Cash And Cash Equivalents	1,463	1,730	2,046	(267)	(583)
Short-term Interbank Deposits	14,852	15,131	13,471	(279)	1,381
Securities	26,051	26,537	19,818	(486)	6,234
(Securities Valuation Allowance)	(545)	(545)	0	0	(545)
Interbank and Interbranch Accounts	9,917	10,716	7,138	(798)	2,780
Loans	33,459	34,816	25,579	(1,357)	7,880
Leasing Operations	907	942	1,233	(35)	(327)
(Allowance for Loan Losses)	(3,082)	(3,128)	(2,911)	46	(171)
Other Assets	20,497	23,485	16,377	(2,988)	4,120
Foreign Exchange Portfolio	7,270	10,362	4,722	(3,092)	2,548
Others	13,227	13,124	11,655	104	1,573

Permanent Assets	3,280	3,414	3,497	(134)	(217)
Investments	844	913	944	(69)	(100)
Fixed Assets	2,156	2,215	2,288	(59)	(132)
Deferred Changes	280	286	265	(6)	14

TOTAL ASSETS	106,799	113,098	86,247	(6,298)	20,552

				VARIATION
LIABILITIES	Jun 30, 03	Mar 31, 03	Jun 30, 02	Jun 03 - Mar 03	Jun 03 - Jun 02

Current and Long Term Liabilities	89,606	97,184	73,733	(7,578)	15,873
Deposits	34,826	37,991	28,754	(3,166)	6,071
Demand Deposits	7,051	7,561	6,356	(510)	695
Saving Accounts	16,828	17,358	16,019	(530)	809
Interbank Deposits	728	1,042	649	(315)	79
Time Deposits	10,219	12,030	5,730	(1,811)	4,489
Deposits Received under Securities Repurchase Agreements	11,747	11,417	13,366	330	(1,619)
Funds from Acceptances and Issue of Securities	5,085	5,256	3,852	(171)	1,234
Interbank and Interbranch Accounts	2,813	2,459	3,112	354	(299)
Borrowings	8,321	9,379	6,109	(1,059)	2,211
On-lending Borrowings	4,249	4,523	3,182	(273)	1,067
Derivative Financial Instruments	973	1,277	654	(303)	319
Other Liabilities	21,592	24,882	14,704	(3,290)	6,888
Foreign Exchange Portfolio	5,356	8,094	3,370	(2,738)	1,986
Subordinated Debts	4,643	4,966	1,887	(323)	2,756
Others	11,593	11,822	9,447	(229)	2,146
Technical Provisions for Insurance, Pension Plans and Cap.	5,388	4,804	3,459	584	1,930
Deferred Income	85	95	19	(10)	66
Minority interest in subsidiaries	948	1,031	748	(83)	200

Stockholder’s Equity	10,772	9,983	8,288	788	2,483

TOTAL LIABILITIES	106,799	113,098	86,247	(6,298)	20,552

DEPOSITS	34,826	37,991	28,754	(3,166)	6,071
ASSETS UNDER MANAGEMENT	67,142	62,852	56,243	4,290	10,899

TOTAL Deposits + Assets Under Management	101,967	100,843	84,997	1,124	16,970

Executive Summary

Consolidated Balance Sheet (1)

We present below the consolidate balance sheet of Banco Itaú, Banco Itaú-BBA, Banco Fiat and Banco Itaú Holding Financeira at June 30, 2003.

	R$ Million
	Jun 30, 03
ASSETS	Banco Itaú	Banco Itaú-BBA	Banco Fiat	Itaú Holding

Current and Long Term Assets	88,607	16,467	2,969	103,519

Cash And Cash Equivalents	1,424	24	18	1,463
Short-term Interbank Deposits	14,961	3,033	900	14,852
Securities	21,874	4,313	199	26,051
(Securities Valuation Allowance)	(545)	0	0	(545)
Interbank and Interbranch Accounts	9,741	176	0	9,917
Loans	23,947	7,690	1,822	33,459
Leasing Operations	805	72	29	907
(Allowance for Loan Losses)	(2,593)	(404)	(86)	(3,082)
Other Assets	18,993	1,562	88	20,497
Foreign Exchange Portfolio	6,737	685	0	7,270
Others	12,256	878	88	13,227

Permanent Assets	5,658	111	4	3,280
Investments	3,267	70	0	844
Fixed Assets	2,122	30	4	2,156
Deferred Changes	269	11	0	280

TOTAL ASSETS	94,265	16,578	2,973	106,799

	Jun 30, 03
LIABILITIES	Banco Itaú	Banco Itaú-BBA	Banco Fiat	Itaú Holding

Current and Long Term Liabilities	77,202	14,479	2,501	89,606
Deposits	30,929	5,907	2,135	34,826
Demand Deposits	6,566	488	0	7,051
Saving Accounts	16,828	0	0	16,828
Interbank Deposits	1,382	1,570	1,367	728
Time Deposits	6,153	3,848	768	10,219
Deposits Received under Securities Repurchase Agreements	11,240	507	0	11,747
Funds from Acceptances and Issue of Securities	3,623	1,554	0	5,085
Interbank and Interbranch Accounts	2,775	38	0	2,813
Borrowings	5,348	2,842	130	8,321
On-lending Borrowings	3,042	1,207	0	4,249
Derivative Financial Instruments	412	657	17	973
Other Liabilities	19,834	1,768	219	21,592
Foreign Exchange Portfolio	5,153	355	0	5,356
Subordinated Debts	4,583	143	0	4,643
Others	10,098	1,269	219	11,593
Technical Provisions for Insurance, Pension Plans and Cap.	5,388	0	0	5,388
Deferred Income	38	16	29	85
Minority interest in subsidiaries	865	64	0	948

Stockholder’s Equity	10,772	2,018	443	10,772

TOTAL LIABILITIES	94,265	16,578	2,973	106,799
(1) Banco Itaú Holding includes the eliminations from consolidation existing among Banco Itaú, Banco Itaú-BBA and Banco Fiat.
Executive Summary

We present below the results of Banco Itau Holding considering the exchange rate variation effects on investments abroad over the statement accounts, in conformity with the nature of the related balance sheet account.

Consolidated Statement of Income

R$ Million
					VARIATION
	2nd Q./03	1st Q./03	1st Sem./03	1st Sem./02	2Q.03/1Q.03	1S.03/1S.02

Income from Financial Operations	(1,380)	2,657	1,277	9,312	(4,037)	(8,035)
Loans and leasing operations	302	1,673	1,975	5,734	(1,371)	(3,759)
Securities	(1,614)	950	(664)	3,434	(2,564)	(4,097)
Trade Finance and Foreign Exchange Portfolio	(68)	33	(35)	144	(101)	(179)
Expenses from Financial Operations	3,736	237	3,973	(5,548)	3,499	9,522
Deposits, Money Market and Interbank Funds	1,346	(552)	794	(3,954)	1,898	4,748
Borrowings, Assignments and On-lending	2,138	538	2,676	(1,712)	1,600	4,388
Compulsory Deposits	252	251	503	118	1	386

Financial Margin	2,356	2,894	5,250	3,764	(538)	1,486

Provision for Loan and Lease Losses	(484)	(449)	(932)	(943)	(35)	11
Credits Recoveries and Renegociated	136	86	222	121	50	101

Net Income from Financial Operations	2,008	2,531	4,540	2,942	(523)	1,598

Other Operation Income (Expenses)	(694)	(612)	(1,306)	(1,328)	(82)	21
Banking Service Fees	1,246	1,203	2,449	2,011	42	439
Partial Result of Insurance, Capitalization and Pension Plans	192	174	366	313	18	53
Administrative Expenses	(1,813)	(1,741)	(3,554)	(3,366)	(72)	(188)
Tax Expenses	(246)	(249)	(496)	(372)	3	(123)
Equity in Income (Losses) of Unconsolidated Investments	(80)	19	(62)	200	(99)	(262)
Other Operating Income / Other Operating Expenses	8	(18)	(9)	(113)	26	103

Operating Income	1,314	1,919	3,233	1,614	(605)	1,619

Non-operating Income	(76)	(37)	(113)	(51)	(39)	(61)

Income before Income Tax and Social Contribution	1,239	1,882	3,121	1,563	(643)	1,558

Income Tax and Social Contribution	(449)	(560)	(1,009)	(253)	111	(757)
Extraordinary Results	(17)	(532)	(548)	(23)	515	(525)
Profit Sharing	(96)	(78)	(174)	(86)	(17)	(88)
Minority Interests	99	2	101	(154)	96	255

Net Income	776	714	1,490	1,048	62	443

Number of shares outstanding In Thousand	114,391,027	114,110,110	114,391,027	111,295,095	280,917	3,095,931
Book value per thousand shares - R$	94.17	87.49	94.17	74.47	6.68	19.70
Net income per thousand shares - R$	6.79	6.26	13.03	9.41	0.53	3.61
Note: In this Statement of Income the following reclassifications were made: the committed operation expenses were excluded from interest and charges on deposits and were included in marketable securities. The recovery of credits offset as loss was excluded from credit operation income and is presented together with allowance for doubtful accounts.
Executive Summary
Consolidated Statement of Income (1)

We present below the consolidate statement of income of Banco Itaú, Banco Itaú-BBA, Banco Fiat and Banco Itaú Holding Financeira in the second quarter of 2003.

	R$ Million
	2nd Quarter of 2003
	Banco Itaú	Banco Itaú-BBA	Banco Fiat	Itaú Holding

Income from Financial Operations	(669)	(714)	99	(1,380)
Loans and leasing operations	344	(200)	159	302
Securities	(1,059)	(402)	(60)	(1,614)
Trade Finance and Foreign Exchange Portfolio	46	(111)	0	(68)
Expenses from Financial Operations	2,562	1,105	(48)	3,736
Deposits, Money Market and Interbank Funds	1,130	178	(56)	1,346
Borrowings, Assignments and On-lending	1,200	916	(2)	2,138
Compulsory Deposits	232	10	10	252

Financial Margin	1,893	391	51	2,356

Provision for Loan and Lease Losses	(381)	(91)	(12)	(484)
Credits Recoveries and Renegociated	119	11	6	136

Net Income from Financial Operations	1,631	312	45	2,008

Other Operation Income (Expenses)	(496)	(101)	(17)	(694)
Banking Service Fees	1,203	21	22	1,246
Partial Result of Insurance, Capitalization and Pension Plans	192	0	0	192
Administrative Expenses	(1,678)	(83)	(52)	(1,813)
Tax Expenses	(217)	(24)	(5)	(246)
Equity in Income (Losses) of Unconsolidated Investments	(18)	(0)	0	(80)
Other Operating Income / Other Operating Expenses	22	(16)	19	8

Operating Income	1,134	210	29	1,314

Non-operating Income	(63)	(6)	(6)	(76)

Income before Income Tax and Social Contribution	1,071	204	23	1,239

Income Tax and Social Contribution	(299)	(142)	(8)	(449)
Extraordinary Results	(17)	0	0	(17)
Profit Sharing	(79)	(15)	(1)	(96)
Minority Interests	100	2	0	99

Net Income	776	49	13	776

Note: In this Statement of Income the following reclassifications were made: the committed operation expenses were excluded from interest and charges on deposits and were included in marketable securities. The recovery of credits offset as loss was excluded from credit operation income and is presented together with allowance for doubtful accounts.

(1) Banco Itaú Holding includes the eliminations from consolidation existing between Banco Itaú, Banco Itaú-BBA and Banco Fiat.

We highlight that the data presented in this report related to the first quarter of 2003 were reclassified for comparison purposes, without an impact on net income for the period.

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding accounts.
The tables of this report have the numbers expressed in millions. However, the variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in tax legislation).

Executive Summary

Second Quarter of 2003

Net Income

In the second quarter of 2003, the consolidated net income of Banco Itaú Holding totaled R$ 776 million, which represents an 8.7% increase as compared to the first quarter. In the period, net income of Banco Itaú Holding includes R$ 13 million in profits of the recently acquired Banco Fiat. In the quarter, the Brazilian real appreciated 14.3%, reaching R$ 2.8720 - US$ 1 at the end of June 2003, compared to R$ 3.3531 - US$ 1 at the end of March 2003. This volatility had a material effect on assets and liabilities denominated in or indexed to foreign currency. Accordingly, Banco Itaú Holding’s strategy was to reduce exchange rate exposure using financial instruments, including on foreign investments, so that results from operations affected by foreign exchange fluctuation reached a net loss of only R$ 51 million for the period, basically derived from tax effects. The quarter was also impacted by a better macroeconomic scenario, with effect on future interest rates, causing a positive e ffect on the mark-to-market adjustment of securities. Note, however, that the same effect, even if more intense, also had occurred in the previous quarter. The balance of additional provision for securities, together with the unrealized result of securities available for sale, totaled R$ 1,076 million in the quarter, against R$ 806 million in the prior quarter.

Return on Equity

 The stockholder’s equity of Banco Itaú Holding reached R$ 10,772 million at June 30, 2003 or a 7.9% increase as compared to the first quarter. Annualized return on equity was 32.1%, a 0.3 percentage point increase compared to the prior quarter.

Net Income per Thousand Share

Preferred shares of Banco Itaú Holding were traded at R$ 190.52 per thousand shares at the end of June, a 4.72% increase in relation to their closing price in March 2003. Consolidated net income per thousand shares totaled R$ 6.79, thus maintaining its consistent growth trend, despite the various scenarios faced in recent years. In the second quarter of 2003, the book value per thousand shares reached R$ 94.17.

Credit Operations(1)

(1) Endorsements and Sureties included

Banco Itaú Holding’s loan portfolio decreased by 3.9% as compared to March 2003, reaching R$ 44,586 million. This drop is basically due to the downturn of economy and the devaluation of the US dollar, from R$3.3531 in March to R$ 2.8720 in June, which impacted foreign currency-denominated balances. The share of contracts denominated in or indexed to foreign currency decreased 2.7 percentage points in the quarter, totaling 30.1% of the total portfolio. Even though foreign exchange fluctuation in the quarter reached 14.3%, the decrease in the loan portfolio was only 3.9%, because the local currency balance of the portfolio was maintained. During the period, the credit product mix changed, with a 7.3% increase in the credit card portfolio volume.

Executive Summary

Second Quarter of 2003

Non Performing Loans Ratio(2) - Individuals x Businesses(%)

(2) Non Performing Loans: Loans for more than 60 days

The drop in the purchasing power of the population and the economic downturn are affecting the payment ability of both individuals and businesses, thus contributing to an increase in the rate of non-performing loans to 4.65% in the second quarter of 2003, from 4.16% in the first quarter. The rate of non-performing loans also increased due to a drop in the balance of the loan portfolio caused by the foreign exchange fluctuation in the quarter. However, Banco Itaú Holding does not feel the need to increase the current level of the allowance for loan losses based on an analysis of its portfolio.

Efficiency Ratio (*)

(*) The Efficiency Ratio calculation is presented on page 102.

The efficiency ratio of Banco Itaú Holding in the second quarter of 2003 reached 46.0%. The drop in the financial margin was the main factor responsible for the increase in this ratio in the period. The intense effort made by Banco Itaú Holding in recent years to cut operating expenses, restructure and rationalize processes and increase its productivity ratios had positive effects, as evidenced in the chart on the right. Accordingly, Banco Itaú Holding is preparing itself for a probable intense competition scenario among the various financial institutions and the narrowing of spreads.

Total Assets

Total assets of Banco Itaú Holding reached R$ 106,799 million in June 30, 2003, a 23.8% increase as compared to the same period last year. In the last twelve months, Banco Itaú Holding completed two important transactions (acquisitions of Banco BBA and Banco Fiat) that materially helped to increase this balance. Compared to prior quarter, we noted that total assets decreased 5.6%, arising from the effect of the appreciation of the Brazilian real in relation to the US dollar on foreign currency-denominated transactions, the migration of deposited funds to investment funds, and the optimization of funding to finance asset positions of both Banco Itaú-BBA and Banco Fiat.

Asset Under Management

The balance of investment funds and managed portfolios totaled R$ 67,142 million, a 6.8% increase in the quarter. During this period, there was a particular increase in the activities of fixed-income funds due to the probable drop in Brazil’s base rate. On the other hand, total deposits amounted to R$ 34,826 million, an 8.3% drop as compared to prior quarter, which evidences a possible migration of deposited funds to investment funds.

Executive Summary

Second Quarter of 2003

The table below shows the relevant variation occurred in the cosolidated statement of income between the second and the first quarters of 2003.

R$ Million
		2nd Q./03	1st Q./03	VARIATION

Income from Credit and Lease Operations		302	1,673	(1,371)
-	Decrease in the credit operation revenues subject to or expressed in foreign currency, due to the higher impact of the Brazilian real valuation against the U.S. dollar in the quarter (R$ 2,8720 in June 2003, R$ 3,3531 in March 2003 and R$ 3,5333 in December 2002).			(1,618)
-	Banco Fiat contribution, as from the second quarter of 2003.			159
-	Increase in the credit card revenue, due to the increase in the volume of transactions.			14
-	Other			73

Marketable Securities		(1,614)	950	(2,564)
-	Effect of the foreign exchange variation on securities abroad.			(2,015)
-	Decrease in the result of derivatives and securities classified as trading, due to the rate volatility during the second quarter as compared to the first quarter of 2003.			(429)
-	Decrease in the financial income of insurance and capitalization and social security companies, due to the lower profitability of the securities subject to IGP-M.			(61)
-	Banco Fiat contribution.			(60)

Foreign Exchange Transactions		(68)	33	(101)

Interest on Funding		3,736	237	3,499
-	Basically, the effect of the foreign exchange variation on the funds raised in foreign currency.			3,185
-	Itaú carried out operations to hedge its investments abroad, by raising funds expressed in U.S. dollar, reducing the exposure to the foreign exchange variation.			301
-	Banco Fiat contribution.			(48)
-	Other			60

FINANCIAL MARGIN		2,356	2,894	(538)

Provision for Loan and Lease Losses		(484)	(449)	(35)
-	Expenses associated with the reclassification of corporate entity risks of Banco Itaú-BBA.			(51)
-	Banco Fiat contribution.			(12)
-	Other			27

Recovery of Previously Written-off Credits		136	86	50
-	Recovery of credits offset as losses in the credit card companies, due to campaigns made to increase the efficiency of the collecting processes.			25
-	Other			25

GROSS PROFIT FROM FINANCIAL INTERMEDIATION		2,008	2,531	(523)

Banking Fees		1,246	1,203	42
-	Increase in the fund management revenue, aligned with the increase in the managed funds.			24
-	Banco Fiat contribution (solely the consortium operation contributed with R$ 16 million).			22
-	Other			(3)

Partial Income from Insurance, Capitalization and Pension Plans		192	174	18
-	Increase in the revenue of capitalization premiums, insurance and social security plans, net of the related technical provisions, due to the higher acceptance of the VGBL products and the capitalization product campaigns made in the second quarter.			64
-	Increase in the selling expenses, due to a higher commercial commitment in the second quarter of 2003.			(20)
-	Increase in the redemption of the social security plans, aligned with the increase in the volume of managed funds.			(24)
-	Other			(2)

Administrative Expenses		(1,813)	(1,741)	(72)
-	Increase in the personnel expenses, due to the decrease in the number of employees on vacation in the quarter, resulting in the increase of expenses with salaries, overtime and related charges.			(31)
-	Banco Fiat contribution.			(52)
-	Other			11

Tax Expenses		(246)	(249)	3
-	In the first quarter of 2003, the financial offset of the investments in BBA and Fiat increased the CPMF calculation basis.			10
-	Banco Fiat contribution.			(5)
-	Other			(2)

Equity in the Earnings of Associated and Subsidiary Companies		(80)	19	(99)
-	Effect of the Brazilian real exchange variation against euro on the investment of Banco Itaú Holding in Banco BPI S.A.			(56)
-	Other			(43)

Other Operating Income/Expenses		8	(18)	26

OPERATING PROFIT		1,314	1,919	(605)

Non-operating income/loss		(76)	(37)	(39)
-	Increase in the provision expenses associated with the adjustment to market value of properties for sale.			(20)
-	Effect of the Brazilian real valuation against the U.S. dollar on the assessment of non-operating assets of foreign companies.			(7)
-	Banco Fiat contribution.			(6)
-	Other			(5)

Income Tax and Social Contribution		(449)	(560)	111

Extraordinary Gains/Losses		(17)	(532)	515
-	Full amortization of goodwill paid due to the increase of the investment in Banco BPI S.A. in the second quarter of 2003.			(17)
-	Full goodwill amortization of Banco Fiat, net of tax effects, in the first quarter of 2003.			420
-	Goodwill amortization of the investment of BBA in Icatu, net of tax effects, in the first quarter of 2003.			51
-	Customization of the risk classification of the credit portfolios of BBA and Fiat, in the first quarter of 2003.			67
-	Other			(7)

Profit Sharing		(96)	(78)	(17)

Minority Interests in Subsidiary Companies		99	2	96
-	Basically, the effect of the Brazilian real valuation against euro on the portion of minority interest in subsidiaries.			98
-	Other			(2)

NET INCOME		776	714	62

Analysis of the
Consolidated
Performance

Analysis of the Consolidated Performance

The Result

Consolidated net income of Banco Itaú Holding totaled R$ 1,490 million during the first six-month period of 2003, growing 42.2% in relation to the same period of the prior year. If we only consider the recurring portion of the operations, consolidated net income reached R$ 2,039 million, or a growth of 90.4% in relation to the recurring net income obtained in the first six-month period of 2002.

At June 30, 2003, the consolidated net income of Banco Itaú Holding totaled R$ 10,772 million, or a 30.0% increase in relation to the balance on the same date of the prior year. Accordingly, the return on equity (ROE) stood at 29.6% on an annualized basis, a positive increase in relation to the ROE of 26.9% in the first six-month period of 2002.

Total assets of Banco Itaú Holding reached R$ 106,799 million at the end of the first six-month period of 2003, resulting in an increase of 23.8% in relation to the same date of the previous year. It is important to remember that between these two dates Banco Itaú Holding made two important acquisitions of financial institutions (Banco BBA and Banco Fiat), which contributed significantly to increase the balance of total assets. The return on total assets in the first six-month period of 2003 was 2.8% p.a., representing an increase of 0.4 percentage point in relation to the return on total assets of the first six-month period of 2002.

The second quarter of 2003

In the second quarter of 2003, consolidated net income of Banco Itaú Holding totaled R$ 776 million, or a growth of 8.7% in relation to the first quarter of the year. The return on equity on an annualized basis was 32.1%, representing an increase of 0.3 percentage point in relation to the first quarter of 2003. The result obtained by Banco Itaú Holding in the period includes the positive contribution of R$ 13 million of the recently acquired Banco Fiat. Net assets of Banco Fiat amounted to R$ 443 million on June 30, resulting in an annualized ROE of 12.6%. This return is in line with the estimate made upon acquisition and corresponds to the remuneration expected by the stockholders for the current phase of the integration of operations. Banco Fiat will operate under its own brand, an independent structure and individualized products and marketing. The back office services (payment, formalization, collection and post-sales) of the operations of Banco Fiat will be performed by Itaucred, an area that is also responsible for the definition of policies, coordination and analysis of credit, planning, pricing and control of operations, coordination of information technology and compliance, as well as recruitment, selection and training of personnel for the consumer credit and vehicle markets.

The result of Banco Itaú Holding in the second quarter of 2003 is related to the constant efforts of the various areas of the organization to increase its efficiency in operations and overcome the challenges of business environment rich in opportunities. In particular, we point out the strategy of internal division of the businesses, which has allowed a better identification of the needs of each class of clients, the creation of specific bank products and services and the use of the potential of each segment. The merger of Banco Itaú with BBA Creditanstalt and the resulting creation of Itaú-BBA is included in this context.

Banco Itaú-BBA is the largest wholesale bank in Brazil and its competitive advantage is the autonomous management of the corporate businesses and investment bank of the Itaú finance conglomerate, assuring operational independence and full use of the benefits associated with a unique structure exclusively used for the segment of large corporations. However, the segregation of the operations does not impede gains arising from economies of scale through rationalization of various common procedures and the involvement and commitment of the back office and technology areas in the search for optimal solutions in terms of integrated systems and controls. The creation of Itaú-BBA increased the capacity of complying with specific demands of clients, which totaled approximately 1,000 large corporate groups. The new structure for the sale and distribution of products and services is based on the client trading, foreign exchange and trade desks, which use prices and quotations arising from Banco Itaú-BBA and Banco Itaú treasuries, assuring more attractive and competitive rates and conditions for the clients. Furthermore, Itaú-BBA offers a wide range of products and services, such as processing of payrolls, advisory services in mergers and acquisitions, structured/derivative operations in Brazil and abroad, and cash management products such as collection and current accounts, among others.

Macroeconomics Ratio

	2nd Q./03	1st Q./03	1st S./03	1st S./02
CDI	5.7%	5.7%	11.7%	8.6%
Exchange Rate	-14.3%	-5.1%	-18.7%	22.6%
Exchange Rate (Quotation in R$)	2.8720	3.3531	2.8720	2.8440
IGPM	-0.3%	6.3%	5.9%	3.5%
Savings (TR + 6% p.a)	2.8%	2.8%	5.7%	4.2%

Analysis of the Consolidated Performance

Foreign exchange and interest rates

During the second quarter of 2003, the Brazilian government was rigid in the management of its economic policy, resulting in a significant change in the future expectations related to inflation, interest and foreign exchange. The fiscal and monetary policies of this period were quite restrictive. Therefore, the primary result of the central government reached R$29.2 billion until June 2003, which corresponds to approximately 3.94% of the Gross Domestic Product (PIB), exceeding the balance obtained in the same period of the prior year by R$ 11.1 billion. The base interest rate (Selic) kept at 26.5% p.a. during April and May and was reduced to 26.0% p.a. in the meeting of the Monetary Policy Committee (COPOM) held in June. The tax rates for compulsory deposits did not change in the period.

The adoption of consistent policies and the determination shown by the government to implement them contributed to a valuation of the Real in relation to the U.S. dollar. At the end of the quarter, the exchange rate reached R$ 2.8720 per U.S. dollar, or a negative variation of 14.3% in relation to the rate of R$ 3.3531 at the end of the prior quarter.

Similarly, the inflation indicators decreased during the quarter. The Amplified Consumer Price Index (IPCA) varied 0.15% in June, in relation to 0.61% in May and 0.97% in April. The General Market Price Index (IGP-M) varied 1.00% in June in relation to 0.26% in May and 0.92% in April. On June 24, 2003, the National Monetary Council established the inflation target at 5.5% for 2004, with a tolerance of 2.5 percentage points, and at 4.5% for 2005, with a tolerance of 2.5 percentage points.

As a consequence of the rigid tax and monetary policies adopted, the level of economic activity decreased, and the sectors focused on the internal market suffered a greater impact from the consequences of that deceleration. Furthermore, the average income of the families suffered a significant decrease, and a generalized increase in prices was experienced during the last months of 2002 and the beginning of 2003. All these factors contributed to the decrease in the demand for credit and an increase in the settlements of these operations, as we will see later.

However, the decrease in inflation pressures, associated with the fiscal austerity practiced by the government, may result in a decrease in the base interest rate and consistent recovery of increased economic activity levels.

Alterations in the Bank Activity Regulations

On July 2, 2003, the Central Bank issued Resolution 3194, which reduced from 1 to 0.50 the F factor, applicable to operations linked to the exchange variation, used in the formula to calculate the Referential Equity (PLE) for the Basel Ratio. This measure was intended to increase the demand for foreign currency and, therefore, indirectly influence the appreciation of the Real in relation to the U.S. dollar, by decreasing the capital requirement to cover the foreign exchange exposure of the financial institutions.

Corporate Restructuring

On June 9, 2003, Banco Itaú Holding presented to the Brazilian Securities Commission (CVM) the required documents to register the bids for the remaining outstanding shares of Banestado, Bemge and BEG in the market and to cancel their registrations as listed companies. This decision reflects the interest of Banco Itaú Holding in being the only financial institution in the conglomerate operating as a listed company with shares traded in the Stock Exchange. It also intends to reduce costs and simplify the corporate structure. Furthermore, the percentage of outstanding shares held by minority stockholders is very small, and the current classification of these institutions as listed companies does not benefit the remaining stockholders, due to the low liquidity of their shares.

Ratings

The unification of the risk and internal control management of the companies belonging to the Banco Itaú Holding conglomerate resulted in an increase in the domestic long-term rating of Banco Itaú-BBA from AA- to AA, with a stable outlook, according to the Fitch Atlantic Ratings rating agency. In addition, Standard & Poor’s and Moody’s rating agencies also unified the ratings of Banco Itaú-BBA to the ratings of Banco Itaú Holding.

Analysis of the Consolidated Performance

Market Share

Data relating to market share denotes the importance of Itaú in the Brazilian banking industry. We believe that this is a direct consequence of a sound, lasting and long-term organizational culture, disseminated and rooted in all hierarchical levels of Grupo Itaú. The figures below clearly and indisputably evidence the effective contribution of Itaú to the development of Brazil.

The large share of the Tax on Bank Account Outflows (CPMF) payments, for instance, shows the diversification and reach of the services provided to the community, as a result of the massive investments in technology and the penetration of our network of branches. Despite the macroeconomic scenario, Itaú’s share in total Loan Transactions remains flat in 2003. This is due to Itaú’s state-of-the-art internal controls that allow granting credit with total security to our customers. We believe that this helps create the conditions necessary for the sustained development of Brazil. Finally, the share in total deposits and net equity of the National Financial System (SFN) confirms the soundness and credibility of Itaú in the Brazilian society, which recognizes the value and the role that our institution currently has in Brazil.

Share of the total CPMF collected by the Federal Revenue (*)

(*) Includes Banco Itaú, Banerj, Bemge, Banestado and BEG.
    Includes own CPMF and collection from third parties.

Share of the total Credit Operations of the National Financial System (*)

 (*) Source: BACEN
   SFN data in June 2003 not available.

Share of the total Deposits of the National Financial System (*)

 (*) Source: BACEN
   SFN data in June 2003 not available.

Share of the total Net Assets of the National Financial System (*)

(*) Source: BACEN
   SFN data in June 2003 not available.

Analysis of the Consolidated Performance

Stock market Performance

Preferred shares of Banco Itaú Holding were traded at R$ 190.52 per thousand shares at the end of June, a 4.72% increase as compared to their closing price in March 2003. On the other hand, common shares closed at R$ 180.00 per thousand shares, thus accumulating a devaluation of 1.44% in relation to the closing price in the first quarter. Accordingly, market capitalization totaled R$ 21,149 million at June 30, 2003, a 1.16% increase as compared to March 2003. Consolidated net income per thousand shares totaled R$ 6.79 in the second quarter of 2003 and the book value per thousand shares reached R$ 94.17.

Market Capitalization

R$ Million (*)

(*) The value refers to the quotation of common (ON) and preferred (PN) shares at each quarter’s last day.

Consolidated Net Income per Thousand Shares

R$

Interest of Annual Own Capital Paid / Provisioned on Net Income

R$ Million (*)

(*) Gross of taxes.

Interest of Own Capital Paid/Provisioned - Quarter (*)

R$ Million

(*) Gross of taxes.

Preferred Shares - Appreciation (**)
Evolution of US$ 100 invested in June 1993

(**) Without Reinvestment

Analysis of the Consolidated Performance

Financial margin

Financial margin totaled R$ 2,356 million in the second quarter of 2003, an 18.5% decrease as compared to the prior quarter. During this period, foreign exchange volatility had a material adverse impact on financial intermediation revenues and expenses basically due to its effect on permanent investments held by the Bank overseas. Accordingly, in order to permit a better understanding of the effects contributing to result formation, operations were segregated into the portion not affected by foreign exchange fluctuation and the portion affected by this fluctuation.

Financial Margin by Currency

R$ Million
BANCO ITAÚ HOLDING	2nd Q./03			1st Q./03			VARIATION
	Without Foreign Exchange Variation	With Foreign Exchange Variation	TOTAL	Without Foreign Exchange Variation	With Foreign Exchange Variation	TOTAL	Without Foreign Exchange Variation	With Foreign Exchange Variation	TOTAL

Income from Loan Operations	2,372	(2,070)	302	2,126	(452)	1,673	246	(1,618)	(1,371)
Securities	901	(2,515)	(1,614)	1,028	(78)	950	(127)	(2,438)	(2,564)
Provision for quotation fluctuations				-			-	-	-
Trade Finance and Foreign Exchange Portfolio	-	(68)	(68)	-	33	33	-	(101)	(101)
Funding Expenses	(799)	4,535	3,736	(812)	1,049	237	13	3,486	3,499

FINANCIAL MARGIN	2,474	(118)	2,356	2,342	552	2,894	132	(670)	(538)

Provision for Loan and Lease Losses	(520)	36	(484)	(495)	46	(449)	(25)	(11)	(35)
Credits Recoveries and Renegotiated	128	8	136	86	-	86	42	8	50
Total Provision for Loan and Lease Losses	(392)	44	(348)	(409)	46	(363)	17	(3)	15

NET INCOME FROM FINANCIAL OPERATIONS	2,082	(74)	2,008	1,933	598	2,531	149	(672)	(523)

OTHER OPERATING INCOME (EXPENSES)	(708)	14	(694)	(569)	(43)	(612)	(139)	57	(82)
Banking Service Fees	1,222	23	1,246	1,166	38	1,203	57	(14)	42
Partial Result of Insurance, Capitalization and Pension Plans	192	-	192	174	-	174	18	-	18
Administrative Expenses	(1,770)	(43)	(1,813)	(1,671)	(70)	(1,741)	(99)	27	(72)
Taxes Expenses	(222)	(25)	(246)	(241)	(8)	(249)	19	(16)	3
Equity in Income (Losses) of Unconsolidated Investments	2	(83)	(80)	1	17	19	1	(100)	(99)
Other Operating Income / Expenses	(133)	142	8	2	(20)	(18)	(135)	161	26

OPERATING INCOME	1,374	(60)	1,314	1,364	555	1,919	10	(615)	(605)
Non-Operating Income	(64)	(12)	(76)	(33)	(4)	(37)	(31)	(8)	(39)

INCOME BEFORE TAX	1,310	(71)	1,239	1,330	552	1,882	(20)	(623)	(643)
Income Tax and Social Contribution	(369)	(79)	(449)	(311)	(250)	(560)	(59)	170	111
Extraordinary Results	(17)	-	(17)	(525)	(7)	(532)	508	7	515
Profit Sharing	(96)	(0)	(96)	(78)	(0)	(78)	(17)	(0)	(17)
Minority Interests	(1)	100	99	1	1	2	(2)	98	96

NET INCOME	827	(51)	776	417	297	714	410	(348)	62

The financial margin of operations not affected by foreign exchange fluctuation totaled R$ 2,474 million, a R$ 132 million increase as compared to prior quarter. In the period, the operations of the recently acquired Banco Fiat contributed R$ 51 million to the financial margin not affected by foreign exchange fluctuation. Also during this period, the credit product mix changed, with an increase in the volume of credit card transactions with individual customers, resulting in a positive contribution to the financial margin. In addition, the optimization of funding of asset positions of both Banco Itaú-BBA and Banco Fiat resulted in an increase in this margin. On the other hand, the 0.35% IGPM deflation recorded in the second quarter, against a 6.26% inflation rate in the prior period, affected the results of securities tied to this price index, adversely affecting the financial margin of operations not affected by foreign exchange fluctuation.

The R$ 670 million decrease in the financial margin affected by foreign exchange fluctuation is associated with the lower volatility of interest rates as compared to the prior quarter, so that derivatives and the effect of marking securities in the trading securities portfolio to market recorded a R$ 526 million difference from one quarter to the other. Note also that Banco Itaú Holding’s strategy was to reduce its exchange rate exposure. Accordingly, the results of operations affected by foreign exchange fluctuation reached a net loss of only R$ 51 million in the period.

Analysis of the Consolidated Performance

Result Affected by the Foreign Exchange Rate Variation

R$ Million
	2nd Q./03			1st Q./03
	Before Tax Effect	Tax Effect	After Tax Effect	Before Tax Effect	Tax Effect	After Tax Effect

Foreign Exchange Variation on Investments Abroad	(769)	-	(769)	(229)	-	(229)

Results of Local Operations affected by Exchange Rate	686	(44)	642	332	(97)	235

Mark to Market effect of trading securities	(21)	7	(14)	505	(172)	333

Results of Securities Selling	135	(46)	89	(65)	22	(43)

Results Affected by Exchange Rate	32	(83)	(51)	543	(246)	297

Concluding, it is important to remember that the balance of additional provision for securities, together with the unrealized result of securities available for sale, totaled R$ 1,076 million in the quarter, against R$ 806 million in the prior quarter.

The combination of all these factors resulted in a Financial Margin Annualized Rate of 12.5% in the second quarter of 2003 against 15.5% in the previous quarter. Note that the 12.5% rate is more realistic, taking into consideration the high interest rates.

Analysis of Financial Margin

R$ Million
FINANCIAL MARGIN	2nd Q./03	1st Q./03

A) Income from Loans and Leases	302	1,673
B) Securities + Trade Finance and Foreign Exchange Portfolio	(1,682)	984
C) Income from Financial Operations	(1,380)	2,657
D) Expenses from Financial Operations	3,736	237
E) Financial Margin	2,356	2,894

AVERAGE BALANCE FROM OPERATIONS (*)

F) Average Credit Operations	39,036	38,054

Average Cash and Cash Equivalents + Short-Term Interbank Deposits + Securities - Money Market Funding - Derivative Financial Instruments	29,630	30,276
Average Interbank and Interbranch Accounts	10,317	10,478
Average Credit Operations	39,036	38,054
G) Average Earning Assets	78,982	78,808

Average Deposits	36,408	37,682
Average Funds from Acceptances and Issue of Securities	5,171	4,906
Average Interbank and Interbranch Accounts	2,636	1,647
Average Borrowing	8,850	9,621
Average Onlending Borrowings	4,386	4,537
H) Average Funding Resources	57,451	58,393

AVERAGE RATES
Annual Average Ratio of Income from Loan Operations = A/F	3.1%	18.8%
Annual Average Ratio of Income from Financial Operations = C/G	-6.8%	14.2%
Annual Average Ratio of Interest Expense = D/H	-23.6%	-1.6%
Annual Average Ratio of Financial Margin = E/G	12.5%	15.5%

(*) Arithmetic average between the balance of the last day of quarter and previous quarter. It does not consider the BBA and Banco Fiat balances relating to the 4th quarter of 2002 and the 1st quarter of 2003, respectively.

(*) In the first quarter of 2003 Banco Itaú Europa Luxembourg S.A. was consolidated with Banco Itaú Europa S.A.

Analysis of the Consolidated Performance

Provision for Loan and Lease Losses

In the second quarter of 2003, the Provision for Loan and Lease Losses expense reached R$ 484 million, a 7.9% increase as compared to the prior quarter. This increase is basically related to the set up of a specific allowance for the decline in the credit quality of corporate customers. On the other hand, the impact of foreign exchange fluctuation on the Provision for Loan and Lease Losses of foreign subsidiaries generated income of R$ 51 million in the period.

The general allowance for non-performing transactions with individual customers increased basically due to the 7.3% increase in the credit card portfolio, associated with the renegotiation and loyalty-building campaigns in the quarter.

In view of a macroeconomic scenario which is adverse to credit, Banco Itaú Holding maintained in the period a strategy characterized by selectivity when granting new credits, emphasis on the pre-approved customer methodology, focus on lower risk transactions, and renewal of contracts with large companies.

The balance of the Provision for Loan and Lease Losses at June 30, 2003 totaled R$ 3,082 million, a 1.5% decrease in the quarter. This balance corresponds to 8.0% of the consolidated portfolio, net of co-obligations, while in March 2003 this percentage was 7.9%.

Analysis of Expenses with the Provision for Loan and Lease Losses

R$ Million
	2nd Q./03			1st Q./03			4th Q./02
	Individuals	Businesses	Total	Individuals	Businesses	Total	Individuals	Businesses	Total

(Increase)/Generic Reversal	(62)	154	92	(31)	92	61	(178)	(75)	(253)
(Increase)/Specific Reversal	(322)	(249)	(571)	(387)	(120)	(507)	(140)	(532)	(671)

Subtotal (Increase)/Reversal	(384)	(95)	(479)	(418)	(28)	(446)	(318)	(607)	(925)
Exceeding Provision			(5)			(2)			(17)
			-			-			-
Expenses for Provision for Loan Losses			(484)			(449)			(941)
			-			-			-
Credits Recoveries and Renegotiated			136			86			95

The write-offs made against the Provision for Loan and Lease Losses totaled R$ 530 million in the quarter, a 22.3% decrease as compared to prior quarter. The recovery of written off credits was quite favorable in the quarter, reaching R$ 136 million, or a 58.2% increase as compared to the prior period. During this quarter, the Bank conducted campaigns to increase the efficiency of the collection process, the main purpose of which was to maintain a good relationship between the customer and the Bank.

In June 2003, performing loan transactions represented 93.6% of the portfolio, against a 94.1% share in March 2003. Of a total of R$ 2,834 million in non-performing loan transactions, 73.6% corresponds to individual customers and 26.4% to businesses. The gap between the balance of non-performing loan transactions (total balance of transactions with at least one installment overdue for more than 14 days) and the balance of the Provision for Loan and Lease Losses totaled R$ 249 million. Resolution 2697 of the Central Bank allows financial institutions to rate customers with a total liability lower than R$50,000.00 only when default occurs. However, Banco Itaú Holding does not exercise this prerogative and sets up a general allowance for all its credit operations. Had the provisions of said Resolution been adopted, the Bank would have an excess allowance of R$ 145 million, indicating a comfortable situation for the Bank as regards credit risk management.

R$ Million
	Sep 30, 01	Dec 31, 01	Mar 31, 02	Jun 30, 02	Sep 30, 02	Dec 31, 02	Mar 31, 03	Jun 30, 03
Abnormal Portfolio	2,395	2,686	2,882	3,142	3,186	2,565	2,760	2,834
Required Allowance	(1,692)	(1,853)	(1,953)	(2,196)	(2,515)	(2,332)	(2,285)	(2,234)
Additional Allowance	(680)	(715)	(715)	(715)	(747)	(841)	(843)	(848)
Total Allowance	(2,372)	(2,568)	(2,668)	(2,911)	(3,262)	(3,172)	(3,128)	(3,082)
Excess of Allowance	(23)	(118)	(214)	(230)	75	607	368	249

Analysis of the Consolidated Performance

Movements of Provision for Loan and Lease Losses - 2nd Quarter 2003

R$ Million
			Provision for Loan and Lease Losses
Risk Level	Balance Mar 31, 03	Risk Level Transfer	New Contracts	Debt Renegotiation	Accrual/ Movements	Settlement	Extraordinary Results	TOTAL	WRITE-OFF	Balance Jun 30, 03
AA	-	4	-	-	(4)	-	-	(4)	-	-
A	61	19	12	-	(16)	(10)	-	(15)	-	66
B	98	33	24	-	(43)	(17)	-	(36)	-	96
C	170	(10)	18	-	(8)	(22)	-	(12)	-	147
D	224	(41)	19	-	44	(24)	-	38	-	222
E	265	(58)	15	44	85	(27)	-	117	-	324
F	394	(54)	8	53	(15)	(17)	-	29	-	369
G	113	(46)	1	1	42	(7)	-	37	-	104
H	959	152	62	22	358	(117)	-	325	(530)	907
Exceeding	843	-	-	-	5	-	-	5	-	848

TOTAL	3,128	(0)	158	119	447	(241)	-	484	(530)	3,082

Movements of Credit Portfolio by Risk Level - 2nd Quarter 2003

R$ Million
Risk Level	Balance Mar 31, 03	Risk Level Transfer	New Contracts	Debt Renegotiation	Accrual/ Movements	Settlement	TOTAL	WRITE-OFF	Balance Jun 30, 03
AA	8,894	(537)	1,634	-	232	(3,043)	(1,177)	-	7,181
A	12,231	637	2,369	-	(140)	(1,981)	248	-	13,116
B	9,813	(313)	2,399	-	(637)	(1,698)	65	-	9,565
C	3,742	(364)	597	-	156	(732)	21	-	3,398
D	2,245	119	185	-	(84)	(244)	(143)	-	2,220
E	885	93	50	146	(2)	(91)	103	-	1,081
F	788	18	16	106	(157)	(33)	(69)	-	738
G	162	10	2	1	(17)	(10)	(24)	-	148
H	959	336	62	22	174	(117)	141	(530)	907

TOTAL	39,718	-	7,314	275	(474)	(7,950)	(834)	(530)	38,354

Movements of Provision for Loan and Lease Losses - 1st Quarter 2003

R$ Million
Risk Level	Balance Dec 31, 02	Acquisition of Banco Fiat	Risk Level Transfer	Provision for Loan and Lease Losses						WRITE-OFF	Balance Mar 31, 03
				New Contracts	Debt Renegotiation	Accrual/ Movements	Settlement	Extraordinary Results	TOTAL
AA	-	-	6	-	-	(6)	-	-	(6)	-	-
A	64	8	14	12	-	(28)	(9)	-	(26)	-	61
B	95	2	33	19	-	(37)	(13)	-	(31)	-	98
C	73	2	1	19	-	89	(15)	-	93	-	170
D	168	3	(5)	22	-	56	(19)	-	58	-	224
E	301	7	(225)	20	40	162	(40)	-	182	-	265
F	316	7	(336)	6	49	368	(16)	-	408	-	394
G	169	8	(293)	2	1	275	(48)	-	230	-	113
H	1,145	51	805	45	11	(354)	(63)	-	(361)	(682)	959
Exceeding	841	-	-	-	-	2	-	-	2	-	843
TOTAL	3,172	88	(0)	145	101	527	(224)	(101)	449	(682)	3,128

Movements of Credit Portfolio by Risk Level - 1st Quarter 2003

R$ Million
Risk Level	Balance Dec 31, 02	Risk Level Transfer	New Contracts	Debt Renegotiation	Accrual/ Movements	Settlement	Extraordinary Results	TOTAL	WRITE-OFF	Balance Mar 31, 03
AA	9,007	-	(51)	2,493	-	(94)	(2,461)	(62)	-	8,894
A	12,868	1,629	(673)	2,314	-	(2,069)	(1,839)	(1,594)	-	12,231
B	9,461	204	(426)	1,879	-	29	(1,333)	574	-	9,813
C	2,425	83	32	637	-	1,051	(486)	1,201	-	3,742
D	1,681	34	695	216	-	(188)	(193)	(165)	-	2,245
E	1,005	22	74	66	133	(283)	(133)	(216)	-	885
F	632	14	(27)	13	99	91	(32)	170	-	788
G	195	11	12	3	1	8	(68)	(56)	-	162
H	1,145	51	364	45	11	88	(63)	81	(682)	959

TOTAL	38,419	2,047	-	7,666	244	(1,368)	(6,609)	(67)	(682)	39,718

Analysis of the Consolidated Performance

Risk Rate of the Credit Portfolio

R$ Million
		Jun 30, 03				Mar 31, 03				Jun 30, 02
	Risk	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.

Individuals	AA - C	10,850	102	0.9%	4.5%	10,964	120	1.1%	5.2%	8,803	92	1.0%	4.2%
	D - H	3,712	1,279	34.5%	57.2%	3,541	1,286	36.3%	56.3%	3,283	1,556	47.4%	70.9%
Subtotal Ind.		14,562	1,380	9.5%	61.8%	14,505	1,406	9.7%	61.5%	12,086	1,648	13.6%	75.0%

Businesses	AA - C	22,409	207	0.9%	9.3%	23,715	209	0.9%	9.2%	17,028	93	0.5%	4.2%
	D - H	1,382	647	46.8%	28.9%	1,497	670	44.8%	29.3%	1,044	455	43.6%	20.7%
Subtotal Bus.		23,791	854	3.6%	38.2%	25,213	879	3.5%	38.5%	18,072	548	3.0%	25.0%

Total	AA - C	33,259	309	0.9%	13.8%	34,679	329	0.9%	14.4%	25,831	185	0.7%	8.4%
	D - H	5,094	1,926	37.8%	86.2%	5,038	1,956	38.8%	85.6%	4,326	2,012	46.5%	91.6%
Total		38,354	2,234	5.8%	100.0%	39,718	2,285	5.8%	100.0%	30,158	2,196	7.3%	100.0%
Additional Provision			848	2.2%			843	2.1%			715	2.4%
GENERAL TOTAL		38,354	3,082	8.0%		39,718	3,128	7.9%		30,158	2,911	9.7%

Risk Rate of the Credit Portfolio

Risk	Jun 30, 03	Mar 31, 03	Jun 30, 02

AA	7,181	8,894	7,369
A	13,116	12,231	8,126
B	9,565	9,813	8,300
C	3,398	3,742	2,036
Total AA - C	33,259	34,679	25,831
D	2,220	2,245	1,441
E	1,081	885	944
F	738	788	544
G	148	162	283
H	907	959	1,114
Total D - H	5,094	5,038	4,326
Total Credit Operations	38,354	39,718	30,158
Minimum Provision	2,234	2,285	2,196
Existing Provision	3,082	3,128	2,911
Existing Provision / Minimum Prov.	138.0%	136.9%	132.6%
Minimum Prov./ Credit Operations	5.8%	5.8%	7.3%

D - H / Credit Operations	13.3%	12.7%	14.3%
E - H / Credit Operations	7.5%	7.0%	9.6%
D - G / Credit Operations	10.9%	10.3%	10.7%
E - G / Credit Operations	5.1%	4.6%	5.9%

Overdue D - H / Credit Operations	2.8%	2.8%	4.4%
Overdue E - H / Credit Operations	2.3%	2.4%	3.9%
Overdue D - G / Credit Operations	1.5%	1.6%	1.9%
Overdue E - G / Credit Operations	1.0%	1.2%	1.3%

Existing Provision / D - H	60.5%	62.1%	67.3%
Existing Provision / E - H	107.3%	112.0%	100.9%
Existing Provision / D - G	73.6%	76.7%	90.6%
Existing Provision / E - G	156.7%	170.5%	164.4%

Credit Operations ( D - G )	4,188	4,080	3,212
Provision ( D - G )	1,019	997	898
Provision / Credit Operations	24.3%	24.5%	27.9%

Credit Operations ( E - G )	1,967	1,835	1,771
Provision ( E - G )	797	773	753
Provision / Credit Operations	40.5%	42.1%	42.5%

Credit Operations ( D - H )	5,094	5,038	4,326
Provision ( D - H )	1,926	1,956	2,012
Provision / Credit Operations	37.8%	38.8%	46.5%

Credit Operations ( E - H )	2,874	2,794	2,885
Provision ( E - H )	1,704	1,732	1,868
Provision / Credit Operations	59.3%	62.0%	64.7%

Analysis of the Consolidated Performance

Movements of Credit Portfolio by Risk Level - 2nd Quarter 2003

We present below the movements of credit portfolio in the Second Quarter of 2003.

R$ MIllion
				Risk Level Transfer
Actual Risk														Total
		New Contracts	Accrual / Amortizations	Prior Risk
				AA	A	B	C	D	E	F	G	H	Total
AA	(0,0%)	1,634	232	-	60	75	105	0	0	-	-	0	240	2,106
A	(0,5%)	2,369	(140)	708	-	1,193	120	62	4	2	1	2	2,092	4,322
B	(1,0%)	2,399	(637)	55	1,113	-	698	218	8	4	1	4	2,102	3,864
C	(3,0%)	597	156	4	157	600	-	130	12	3	1	3	909	1,662
D	(10%)	185	(84)	-	105	471	314	-	23	11	2	13	939	1,041
E	(30%)	196	(2)	0	18	63	25	316	-	14	1	7	443	638
F	(50%)	121	(157)	-	1	7	6	56	257	-	4	33	364	328
G	(70%)	3	(17)	-	0	0	0	2	2	265	-	6	275	261
H	(100%)	84	174	9	1	5	5	37	45	46	255	-	403	661
Transfers to Other Levels		-	-	(777)	(1,455)	(2,415)	(1,273)	(821)	(350)	(345)	(265)	(67)	-	(7,768)
Total Settlement		-	-	(3,043)	(1,981)	(1,698)	(732)	(244)	(91)	(33)	(10)	(117)	-	(7,950)
TOTAL		7,589	(474)	(3,043)	(1,981)	(1,698)	(732)	(244)	(91)	(33)	(10)	(117)	-	(834)

We present below the risk transference matrix, showing the expenses and revertions associated to downgrades and upgrades of risk classification.

Movements of Provision for Loan and Lease Losses - 2nd Quarter 2003

R$ MIllion
Actual Risk				Risk Level Transfer										Total
		New Contracts	Accrual / Amortizations	Prior Risk
				AA	A	B	C	D	E	F	G	H	Total
AA	(0,0%)	-	-	-	(0)	(1)	(3)	(0)	(0)	-	-	(0)	(4)	(4)
A	(0,5%)	12	(1)	4	-	(6)	(3)	(6)	(1)	(1)	(0)	(2)	(16)	(5)
B	(1,0%)	24	(6)	1	6	-	(14)	(20)	(2)	(2)	(1)	(4)	(36)	(19)
C	(3,0%)	18	(7)	0	4	12	-	(9)	(3)	(1)	(0)	(3)	(1)	9
D	(10%)	19	(8)	-	10	42	22	-	(5)	(4)	(1)	(12)	53	63
E	(30%)	59	(0)	0	5	18	7	63	-	(3)	(0)	(5)	86	144
F	(50%)	61	(78)	-	0	3	3	23	51	-	(1)	(16)	63	46
G	(70%)	2	(12)	-	0	0	0	1	1	53	-	(2)	54	44
H	(100%)	84	174	9	1	5	4	33	32	23	77	-	184	442
Sub Total		278	61	14	26	74	16	85	73	64	73	(43)	382	720
Total Settlement		-	-	-	(10)	(17)	(22)	(24)	(27)	(17)	(7)	(117)	(241)	(241)
Exceeding Allowance													5	5
Extraordinary Results														-
TOTAL		278	61	14	16	57	(6)	61	45	48	65	(160)	140	484

Analysis of the Consolidated Performance

Non Performing Loans

The drop in the purchasing power of the population and the economic downturn are affecting the payment ability of both individuals and businesses, thus contributing to an increase in the rate of non-performing loans to 4.65% in the second quarter of 2003, from 4.16% in the first quarter. However, the increase in this ratio does not necessarily mean an increase in expenses, since the transactions are adequately provided for and the Bank adopts a strict credit policy. The increase in the ratio of nonperforming loans was also affected by the decrease in the loan portfolio balance, in view of the foreign exchange fluctuation in the quarter.

Non Performing Loans

R$ MIllion
	Sep 30, 01	Dec 31, 01	Mar 31, 02	Jun 30, 02	Sep 30, 02	Dec 31, 02	Mar 31, 03	Jun 30, 03
Total Non Performing Loans (a)	1,277	1,485	1,588	1,779	1,892	1,603	1,652	1,785
Provision for Loan and Lease Losses	(2,372)	(2,568)	(2,668)	(2,911)	(3,262)	(3,172)	(3,128)	(3,082)
Credit Portfolio (b)	29,069	29,615	28,066	30,158	33,799	38,419	39,718	38,354

(a) Loans Overdue for more than 60 days and without generation of revenues on the accrual method.
(b) Endorsements and Sureties not included.

Non Performing Loans Ratio ( % )

Coverage Ratio* ( % )

(*) Provision for Loan and Lease Losses / Total Non Performing Loans

Non Performing Loans by Risk Level

R$ MIllion
	Jun 30, 03						Mar 31, 03
	Non Performing Loans		Performing Loans		Total		Non Performing Loans		Performing Loans		Total
Risk Level	Portfolio	Provision for Loan Losses	Portfolio	Provision for Loan Losses	Portfolio	Provision for Loan Losses	Portfolio	Provision for Loan Losses	Portfolio	Provision for Loan Losses	Portfolio	Provision for Loan Losses
AA	-	-	7,181	-	7,181	-	-	-	8,894	-	8,894	-
A	-	-	13,116	66	13,116	66	-	-	12,231	61	12,231	61
B	-	-	9,565	96	9,565	96	-	-	9,813	98	9,813	98
C	111	3	3,287	144	3,398	147	75	2	3,667	167	3,742	170
D	310	31	1,910	191	2,220	222	214	21	2,031	203	2,245	224
E	252	76	828	249	1,081	324	176	53	708	213	885	265
F	288	144	450	225	738	369	362	181	427	213	788	394
G	133	93	16	11	148	104	150	105	12	8	162	113
H	690	690	217	217	907	907	674	674	284	284	959	959
SubTotal	1,785	1,037	36,569	1,197	38,354	2,234	1,652	1,037	38,066	1,248	39,718	2,285
Exceeding Provision						848						843
Total	1,785	1,037	36,569	1,197	38,354	3,082	1,652	1,037	38,066	1,248	39,718	3,128

Analysis of the Consolidated Net Income

Banking Service Fees

R$ MIllion
				VARIATION
	2nd Q./03	1st Q./03	2nd Q./02	2Q.03/1Q.03	2Q.03/2Q.02
Mutual Fund Management Fees	307	282	254	25	53
Collection	77	73	76	3	1
Current Account Services	234	234	208	-	26
Tax Collection	39	46	24	(6)	16
Interbank Fees (Bills, Checks and Documents)	51	49	50	2	1
Credit Operations	133	133	113	-	20
Credit Cards	241	229	168	11	73
Income from Guarantees Provided	27	29	16	(2)	11
Income from Administration of Consortium	16	1	-	15	16
Other Services	121	128	102	(7)	19

Total	1,246	1,203	1,010	42	220

Income from Banking Services reached R$ 1,246 million in the second quarter of 2003, representing an increase of R$ 42 million compared to the prior quarter.

Income from Banking Services presented a coverage index of 69% compared to the Administrative Expenses. Taking only Personnel Expenses into consideration, such index reaches 170%.

Banking Service Fees Coverage Index over Administrative Expenses (*)

(*) Calculated by dividing Banking Service Fees by Total Personnel and Administrative Expenses (Personnel + Others)

The decrease by R$ 6 million in income associated with Tax Collection Services is mainly related to the concentration of Vehicle Tax (IPVA) payments in the first quarter.

The increase by R$ 15 million in Income from Administration of Consortium arises mainly from the inclusion of Consórcio Fiat in the Consolidated as from the second quarter. Such increase was also due to the increase in sales of Itaú consortium quotas, which in the first half of 2003 alone amounted to 9,500 new quotas. Another highlight was the launch of motorcycle consortia by Consórcio Itaú in the first quarter of 2003.

The performance of investment funds which presented an increase by R$ 25 million, and credit card is reviewed in the segment section.

Itaú had 9,1 million active clients at the end of the second quarter. Including savings customers and customers of Itaú products other than current accounts, this number exceeds 12 million.

Quantities (*): Current Accounts, Savings Accounts and Active Clients (**)

R$ Million

(*) Includes Banco Itaú Buen Ayre and does not include BBA.
(**) Conceptually, a client (represented by a CPF/CNPJ tax number) is considered active when performing one or more transactions in current account in the last six months or having an average 3-month balance in cash deposits not null.

Analysis of the Consolidated Net Income

Administrative Expenses

R$ Million
				VARIATION
	2nd Q./03	1st Q./03	2nd Q./02	2Q.03/1Q.03	2Q.03/2Q.02
Personnel Expenses	637	597	585	40	53
Remuneration	402	379	356	23	47
Social Charges	121	114	116	8	5
Social Benefits/ Training	114	105	113	9	1
Other Administrative Expenses	1,080	1,008	956	71	124
Premises	125	120	108	5	17
Materials	36	40	32	(5)	4
Data Processing and Telecommunication	256	243	205	13	51
Transportation	46	44	47	2	(1)
Third Party Services	170	127	101	43	69
Security	31	30	31	1	-
Marketing	65	45	83	20	(18)
Civil and Tax Suit	50	57	62	(7)	(12)
Legal and Judicial Suit	13	12	15	1	(2)
Credit Cards	16	12	15	4	1
Depreciation and Amortization	146	147	135	(2)	11
Financial System Services	74	70	69	4	4
Other	52	60	52	(8)	-
SubTotal	1,717	1,605	1,541	111	177
Reorganization (Dismissals and Labor Suits)	96	136	216	(40)	(120)
Total	1,813	1,741	1,756	71	57

Personnel Expenses

Personnel expenses increased by R$ 40 million from the first to the second quarter of 2003. The small number of employees on vacation during this period led to an increase in personnel expenses, including salaries, overtime pay and related social charges, with an impact of R$ 25 million. The increase in training activities in the second quarter resulted in an increase of R$ 5 million. The inclusion of Banco Fiat in the Consolidated, as from the second quarter of 2003, also contributed an increase of R$10million in personnel expenses.

Number of Employees

 (*) Includes Itaú-BBA since Dec/02 and Banco Fiat since Mar/03.

Other Administrative Expenses

During the second quarter of 2003, Other Administrative Expenses increased by R$ 71 million compared to the first quarter.

Data processing and telecommunication expenses increased by R$ 13 million. Of this amount, R$5million is associated with the inclusion of Banco Fiat in the Consolidated, and R$ 8 million is mainly a result of the price revisions of the contracts in April and May.

The main factor responsible for the increase by R$ 43 million in Third Party Services was the inclusion of Banco Fiat in the Consolidated. This fact had an impact of approximately R$25million and includes collection expenses and automobile resale commissions.

Marketing expenses presented a decrease in the prior quarter due to lower expenses for soccer-related advertising campaigns. During this quarter, there was an increase in campaigns for pension plan, capitalization and insurance products, as well as institutional advertising, which resulted in an increase of R$ 20 million.

The R$ 40 million reduction in dismissals and labor suits expenses is due to the final phase of the restructuring process of the companies acquired prior to 2001.

Analysis of the Consolidated Net Income

Cost Control and Process Review

Banco Itaú Holding has been making intense efforts in the late quarters to cut operating expenses, restructure and rationalize processes and increase its productivity preparing itself for a probable intense competition scenario among the various financial institutions and the narrowing of spreads. The results of those efforts can be quantified by the comparison of Administrative Expenses in the years 2002 and 2003.

In order to measure the effect of the cost control program on the administrative expenses, we added the administrative expenses arising from Banco Itaú-BBA and Banco Fiat, which are recorded in the first semester of 2003, to the first semester of 2002. The result is a decrease by R$ 15 million, or 0.4% of the total administrative expenses. They are nominal data.

Administrative Expenses - 1st Sem./2003 X 1st Sem./2002

R$ Million
			VARIATION
	1st Sem./03	1st Sem./02 (*)	1S.03/1S.02
Personnel Expenses	1,234	1,230	4
Remuneration	781	764	17
Social Charges	235	242	(7)
Social Benefits/ Training	218	225	(7)

Other Administrative Expenses	2,088	1,982	106
Premises	244	219	26
Materials	76	67	10
Data Processing and Telecommunication	499	444	55
Transportation	91	93	(2)
Third Party Services	297	283	14
Security	61	62	(1)
Marketing	110	136	(27)
Civil and Tax Suit	107	75	32
Legal and Judicial Suit	25	24	2
Credit Cards	29	41	(12)
Depreciation and Amortization	293	274	19
Financial System Services	144	143	0
Other	112	122	(10)
SubTotal	3,322	3,213	110
Reorganization (Dismissals and Labor Suits)	232	356	(124)
Total	3,554	3,569	(15)

(*) Includes administrative expenses of Banco Itaú-BBA and Banco Fiat recorded in the first semester of 2003. They are nominal data.

Analysis of the Consolidated Net Income

Efficiency Ratio (1)

The efficiency ratio of Banco Itaú Holding reached 46.0% in the second quarter of 2003, with an increase compared to the first quarter. The main reason for this increase was the lower financial margin reached during this quarter, associated with a slight increase in administrative expenses. During the six-month period, the efficiency ratio reached 42.9%.

As mentioned during the Conference Call on the results of the first quarter, the efficiency ratio recorded in the two prior quarters may be considered non-recurring. The Bank estimates that this ratio will remain between 45% and 50%.

Network Evolution (*)

(*) Includes Banco Itaú Buen Ayre since 2001and Itaú-BBA since Dec/02.

Transactions and Clients registered in Home & Office Banking

(Million)

Volume of Self-Service Transactions (*)

(Quantity in million)
	ATM					Home & Office Banking
Period	Usual Transaction	Warning	Automated Programmed Debit	Itaufone	Bankfone	Direct Connection	Internet	Itaufax	Point of Sale/ Redeshop	Total

1998	559	-	138	119	41	68	8	15	23	971
1999	702	-	177	138	41	87	24	17	38	1,224
2000	718	-	203	138	41	87	66	16	53	1,322
2001	790	-	244	129	42	67	155	15	74	1,516
1st Q./01	194	-	57	35	10	19	28	4	17	364
2nd Q./01	191	-	60	32	10	17	34	4	17	365
3rd Q./01	193	-	62	30	11	16	43	4	18	377
4th Q./01	212	-	65	32	11	15	50	3	22	410
2002	946	192	284	135	40	38	306	11	89	2,043
1st Q./02	224	27	69	33	10	13	59	3	19	457
2nd Q./02	225	46	70	38	10	11	71	3	20	494
3rd Q./02	243	48	72	31	10	9	84	3	23	524
4th Q./02	254	71	73	33	10	6	92	2	27	569
2003	508	183	150	73	20	10	194	5	54	1,197
1st Q./03	260	67	75	37	10	5	95	2	26	576
2nd Q./03	248	117	76	36	10	5	99	2	28	621

(*) Only Itaú until 1998. Bemge and Banerj after 1999, Banestado after 2001 and Beg in 2002.

(1) Efficiency Ratio =                                                         (Personnel Expenses + Other Administrative Expenses)
                                            (Net Income from Financial Operations + Provision for Loan Losses + Banking Service Fees + Capitalization,
                                             Insurance and Pension Plan Premiums - Variations in Technical Provisions of Capitalization, Insurance and
                                             Pension Plans + Other Insurance Operating Income and Expenses - Insurance Claims - Selling Expenses -
                                                     Pension Plan Benefit Expenses - Other Operating Expenses + Other Operating Income)

Analysis of the Consolidated Performance

Tax Expenses

During the second quarter of 2003, tax expenses totaled R$ 246 million, practically the same as compared to the previous quarter. During this period, PIS/COFINS expenses were increased by R$ 12 million, due to the increase in capitalization, insurance and pension plan revenues. However, this increase was compensated by the reduction of R$ 10 million in CPMF expenses. In the first quarter of 2003, the financial settlement of the investments in BBA and Fiat increased this tax calculation basis.

R$ Million
Tax Expenses	2nd Q/03	1st Q/03	Variation
PIS/COFINS	171	158	12
ISS	35	34	1
CPMF	28	38	(10)
Others	13	19	(6)
Total	246	249	(3)

Equity in the Earnings of Associated and Subsidiary Companies

Equity in the earnings of associated and subsidiary companies of Banco Itaú Holding reached a loss of R$ 80 million in the second quarter of 2003, which is associated with the effect of the Brazilian real appreciation against the Euro on the Bank’s investment in Banco BPI S.A.

R$ Million
Equity in income of affiliates	2nd Q/03	1st Q/03	Variation
Share of equity in affiliates – domestic	3	1	1
Equity in income of affiliates	3	1	1
Share of equity in affiliates - foreign	(83)	17	(100)
Foreing exchange variation on investments	(62)	(6)	(56)
Equity in income of affiliates	(21)	23	(44)
Total	(80)	19	(99)

Other Operating Income/(Expenses)

Other operating income/(expenses) showed a variation of R$ 26 million when comparing the first and second quarters of 2003. Basically, the net foreign exchange variation between assets and liabilities of foreign companies was responsible for the increase in revenues during the second quarter. However, this increase was partially offset by the reevaluation of the actuarial position of the Prebeg social security fund, resulting in the reversal of the provision for the pension funds previously recorded.

Non-Operating Income

During the second quarter of 2003, Banco Itaú Holding recorded a non-operating loss of R$ 76 million. During the period, the expenses for the adjustment to market value of properties held for sale increased. Also during the quarter, the appreciation of the Brazilian real against the U.S. dollar resulted in a negative impact on the valuation of non-operating assets of foreign companies.

Income Tax and Social Contribution

Banco Itaú Holding’s expenses for income tax and social contribution on net income in the second quarter of 2003 reached R$ 449 million, a decrease of 19.9% as compared to the previous quarter. This reduction is proportionally lower than the decrease of 34.1% in the result before taxation and resulted from the following effect: the appreciation of the Brazilian real against the U.S. dollar resulted in non-deductible expenses from the foreign exchange variation on investments in subsidiary and associated companies abroad; on the other hand, the related foreign exchange gains, obtained from hedges of these investments, are taxable, due to the financial instruments used for these hedges.

 Extraordinary Gains/Losses

Extraordinary losses in the second quarter of 2003 amounted to R$ 17 million and corresponds almost entirely to the full amortization of the goodwill paid on the increase in the investment in Banco BPI S.A. from 15.1% in March to 16.1% in June 2003.

!-- *************************************************************************** -->

Analysis by Segment

First Quarter 2003 results per Segment

The analysis in this schedule will be made based on the reallocation of revenues and expenses pursuant to the criteria described in the Statement of Income table presented in the Executive Summary.

R$ Million
1st Q./03	BANKING				CREDIT CARDS	INSURANCE CAPITALIZATION PENSION PLANS	PORTFOLIO UNDER MANAGEMENT AND MUTUAL FUNDS	CORPORATION	CONSOLIDATED
	ITAÚ	FIAT	ITAÚ-BBA	TOTAL
Income from Loan Operations	1,308	-	122	1,429	244	-	-	(68)	1,673
Securities	611	-	117	729	51	185	0	(14)	950
Trade Finance and Foreign Exchange Portfolio	30	-	3	33	0	(0)	0	0	33
Funding Expenses	99	-	130	230	(6)	0	0	14	237
FINANCIAL MARGIN	2,048	-	372	2,421	288	185	-	(0)	2,894
Provision for Loan and Lease Losses	(307)	-	(45)	(352)	(96)	0	0	0	(449)
Credits Recoveries and Renegotiated	64	-	3	67	19	0	0	(0)	86
Total Provision for Loan and Lease Losses	(243)	-	(42)	(285)	(78)	-	-	(0)	(363)
NET INCOME FROM FINANCIAL OPERATIONS	1,805	-	330	2,136	211	185	-	(0)	2,531
OTHER OPERATING INCOME (EXPENSES)	(621)	-	(65)	(685)	(4)	19	74	(17)	(612)
Banking Service Fees	692	-	20	712	232	9	283	(33)	1,203
Transfer for Banking	140	-	-	140	0	0	(140)	0	0
Partial Result of Insurance, Capitalization and Pension Plans	23	-	-	23	0	150	0	0	174
Administrative Expenses	(1,350)	-	(68)	(1,418)	(169)	(103)	(60)	9	(1,741)
Taxes Expenses	(167)	-	(19)	(186)	(32)	(22)	(9)	0	(249)
Equity in Income (Losses) of Unconsolidated Investments	21	-	(3)	19	0	0	0	0	19
Other Operating Income / Expenses	19	-	5	25	(34)	(16)	0	7	(18)
OPERATING INCOME	1,184	-	266	1,449	207	204	74	(16)	1,919
Non-Operating Income	(29)	-	(4)	(33)	(4)	4	0	(3)	(37)
INCOME BEFORE TAX	1,156	-	261	1,417	203	207	74	(20)	1,882
Income Tax and Social Contribution	(431)	-	(109)	(540)	(69)	(71)	(25)	144	(560)
Extraordinary Results	-	-	-	-	0	0	0	(532)	(532)
Profit Sharing	(44)	-	(25)	(69)	(2)	(1)	(7)	(0)	(78)
Minority Interests	5	-	(2)	2	0	0	0	0	2
NET INCOME	686	-	125	811	132	136	42	(407)	714

The breakdown of reallocated income per segment shows each Conglomerate operational area’s contribution to income for the first quarter of 2003.
The elimination of revenues and expenses resulting from inter-segment operations was made at corporate level.
Equity pick-up of companies not related to the segment was reallocated to the appropriate segment.
Taxes levied on income were calculated at the rate of 34% for each segment, while the tax increase or decrease as a result of temporary differences and other tax effects was allocated to Corporation.
Management results computed in each segment differ from accounting results stated in the notes to the financial statements as a result of the effects above.

Second Quarter 2003 Results per Segment

The analysis in this schedule will be made based on the reallocation of revenues and expenses pursuant to the criteria described in the Statement of Income table presented in the Executive Summary.
R$ Milion
2nd Q./03	BANKING				CREDIT CARDS	INSURANCE CAPITALIZATION PENSION PLANS	PORTFOLIO UNDER MANAGEMENT AND MUTUAL FUNDS	CORPORATION	CONSOLIDATED
	ITAÚ	FIAT	ITAÚ-BBA	TOTAL
Income from Loan Operations	85	159	(200)	44	258	-	-	(0)	302
Securities	(1,346)	(60)	(402)	(1,808)	68	124	0	1	(1,614)
Trade Finance and Foreign Exchange Portfolio	51	-	(111)	(60)	0	0	0	(8)	(68)
Funding Expenses	2,679	(48)	1,105	3,736	(6)	0	0	6	3,736
FINANCIAL MARGIN	1,469	51	392	1,913	321	124	-	(1)	2,356
Provision for Loan and Lease Losses	(307)	(12)	(91)	(410)	(74)	0	0	0	(484)
Credits Recoveries and Renegotiated	76	6	10	92	44	0	0	0	136
Total Provision for Loan and Lease Losses	(232)	(6)	(81)	(318)	(30)	-	-	0	(348)
NET INCOME FROM FINANCIAL OPERATIONS	1,238	45	312	1,595	290	124	-	(1)	2,008
OTHER OPERATING INCOME (EXPENSES)	(636)	(17)	(105)	(758)	(31)	38	68	(11)	(694)
Banking Service Fees	676	22	18	715	244	11	307	(31)	1,246
Transfer for Banking	154	-	-	154	0	0	(154)	0	0
Partial Result of Insurance, Capitalization and Pension Plans	20	-	-	20	0	172	0	0	192
Administrative Expenses	(1,314)	(52)	(83)	(1,449)	(194)	(100)	(76)	6	(1,813)
Taxes Expenses	(152)	(5)	(24)	(182)	(33)	(23)	(9)	(0)	(246)
Equity in Income (Losses) of Unconsolidated Investments	(80)	-	(0)	(80)	0	0	0	0	(80)
Other Operating Income / Expenses	60	19	(16)	63	(48)	(22)	0	15	8
OPERATING INCOME	601	29	207	836	259	161	68	(11)	1,314
Non-Operating Income	(58)	(6)	(6)	(70)	(5)	3	0	(4)	(76)
INCOME BEFORE TAX	544	23	200	767	255	164	68	(15)	1,239
Income Tax and Social Contribution	(228)	(8)	(140)	(377)	(87)	(56)	(23)	94	(449)
Extraordinary Results	-	-	-	-	0	0	0	(17)	(17)
Profit Sharing	(66)	(1)	(15)	(82)	(2)	(2)	(9)	(0)	(96)
Minority Interests	97	-	2	99	0	0	0	0	99
NET INCOME	347	13	47	407	166	106	36	61	776

The breakdown of reallocated income per segment shows each Conglomerate operational area’s contribution to income for the first quarter of 2003.
The elimination of revenues and expenses resulting from inter-segment operations was made at corporate level.
Equity pick-up of companies not related to the segment was reallocated to the appropriate segment.
Taxes levied on income were calculated at the rate of 34% for each segment, while the tax increase or decrease as a result of temporary differences and other tax effects was allocated to Corporation.
Management results computed in each segment differ from accounting results stated in the notes to the financial statements as a result of the effects above.

Banking

Banco Itaú Holding’s corporate restructuring process is intended, among other things, to provide greater autonomy and transparency to the Bank’s operations and the financial statements. This will permit a clear distinction between transactions with large companies and other operations carried out by the conglomerate. This is why the Banking segment was subdivided into Banco Itaú, Banco Itaú-BBA and Banco Fiat operations. In addition, the statements of income of the banks were segregated into the portion that is not affected by foreign exchange variation and the portion that is highly affected by this fluctuation when results are calculated. Accordingly, we broadened the disclosure relating to factors impacting Banco Itaú Holding’s results. In the coming months, approximately R$ 14 billion in assets should be transferred from Banco Itaú operations to the new Banco Itaú-BBA structure, thus continuing with the corporate restructuring of Banco Itaú Holding. Approximately R$ 1.2 billion in assets should be transferred from Finaústria operations, currently held by Banco Itaú-BBA, to Banco Itaú, which completes this stage of the restructuring process of Banco Itaú Holding’s operations.

Banking Itaú
R$ Million
	2nd Q./03			1st Q./03			VARIATION
	Without Foreign Exchange Variation	With Foreign Exchange Variation	TOTAL	Without Foreign Exchange Variation	With Foreign Exchange Variation	TOTAL	Without Foreign Exchange Variation	With Foreign Exchange Variation	TOTAL
Income from Loan Operations	1,720	(1,635)	85	1,659	(351)	1,308	61	(1,283)	(1,223)
Securities	453	(1,798)	(1,346)	484	127	611	(31)	(1,925)	(1,957)
Trade Finance and Foreign Exchange Portfolio	(0)	51	51	0	30	30	(0)	21	21
Funding Expenses	(516)	3,195	2,679	(544)	644	99	28	2,551	2,579
FINANCIAL MARGIN	1,657	(188)	1,469	1,599	449	2,048	58	(637)	(579)
Provision for Loan and Lease Losses	(326)	19	(307)	(358)	51	(307)	32	(32)	(0)
Credits Recoveries and Renegotiated	76	-	76	64	-	64	12	-	12
Total Provision for Loan and Lease Losses	(251)	19	(232)	(294)	51	(243)	44	(32)	12
NET INCOME FROM FINANCIAL OPERATIONS	1,406	(168)	1,238	1,305	501	1,805	102	(669)	(568)
OTHER OPERATING INCOME (EXPENSES)	(655)	20	(636)	(577)	(44)	(621)	(79)	64	(15)
Banking Service Fees	652	24	676	658	34	692	(6)	(10)	(16)
Transfer for Banking	154	-	154	140	-	140	14	-	14
Partial Result of Insurance, Capitalization and Pension Plans	20	-	20	23	-	23	(3)	-	(3)
Administrative Expenses	(1,272)	(42)	(1,314)	(1,285)	(65)	(1,350)	12	24	36
Taxes Expenses	(137)	(15)	(152)	(163)	(4)	(167)	26	(12)	15
Equity in Income (Losses) of Unconsolidated Investments	2	(83)	(80)	4	17	21	(1)	(100)	(101)
Other Operating Income / Expenses	(75)	135	60	46	(26)	19	(121)	161	41
OPERATING INCOME	751	(149)	602	727	457	1,184	24	(606)	(582)
Non-Operating Income	(47)	(11)	(58)	(25)	(3)	(29)	(22)	(8)	(29)
INCOME BEFORE TAX	704	(160)	544	703	453	1,156	1	(613)	(612)
Income Tax and Social Contribution	(239)	11	(228)	(239)	(192)	(431)	(0)	203	203
Extraordinary Results	-	-	0	7	(7)	-	(7)	7	-
Profit Sharing	(66)	(0)	(66)	(44)	(0)	(44)	(22)	(0)	(22)
Minority Interests	(3)	100	97	3	1	5	(6)	98	92
NET INCOME	396	(50)	347	430	256	686	(33)	(306)	(339)

Results Not Affected by Foreign Exchange Variation

Banco Itaú’s operations that are not affected by foreign exchange variation reached R$ 396 million in the second quarter 2003, a 7.8% decrease as compared to the prior quarter.

The financial margin reached R$ 1,657 million or 3.6% higher as compared to the prior period. The increase in the volume of loan transactions with individual customers represented R$ 61 million of the total increase in financial margin. In addition, the difference between the 0.35% IGPM deflation in the second quarter and the 6.26% inflation rate in the prior period affected the results of securities tied to this price index, resulting in a R$ 91 million decrease in revenues when we compare both quarters. Finally, the decrease in funding expenses in the second quarter is basically due to the migration of the deposited funds to investment funds, because these fixed-income funds became more attractive due to the probable drop in Brazil’s base rate.

Banking

Results Affected by Foreign Exchange Variation

The portion of Banco Itaú results affected by foreign exchange variation was R$ 50 million negative in the second quarter 2003, as compared to gains of R$ 256 million in the prior quarter.

The financial margin of operations reached R$ 180 million negative against a positive margin of R$ 449 million in the prior quarter. Foreign exchange volatility had a material adverse impact on financial intermediation revenues and expenses basically due to its effect on permanent investments held by the Bank overseas. Our hedging strategy resulted in net losses of R$ 50 million. Securities were also impacted by the lower volatility of exchange rates in the second quarter 2003. Accordingly, derivatives and marking to market of securities included in the trading securities portfolio had a smaller impact on the financial margin for the period. As highlighted in the table below, in the second quarter, the marking to market of securities of the trading portfolio accounted for R$ 51 million of the financial margin against R$ 536 million in the prior quarter. Faced with a falling sovereign risk and real vs. dollar appreciation scenario, Banco Itaú Holding hedged its investments overseas, which had a positive contribution of R$ 301 million to reducing funding expense. In addition, the decrease in trade finance volume resulted in a decline in funding through time deposits and CDs in the quarter, which also resulted in a drop in funding expenses.

Result Affected by the Foreign Exchange Variation - Itaú
R$ Million
	2nd Q./03			1st Q./03
	Before Tax	Tax Effects	After Tax	Before Tax	Tax Effects	After Tax

Foreign Exchange Variation on Investments Abroad	(593)	-	(593)	(166)	-	(166)

Results of Local Operations affected by Exchange Rate	461	33	494	73	(6)	67

Mark to Market effect of trading securities	51	(17)	34	536	(182)	354

Results of Securities Selling	23	(8)	15	2	(1)	1

Results Affected by Exchange Rate	(57)	7	(50)	445	(189)	256

Banking

Banking Itaú-BBA
R$ Million
BANKING - ITAÚ-BBA	2nd Q./03			1st Q./03			VARIATION
	Without Foreign Exchange Variation	With Foreign Exchange Variation	TOTAL	Without Foreign Exchange Variation	With Foreign Exchange Variation	TOTAL	Without Foreign Exchange Variation	With Foreign Exchange Variation	TOTAL
Income from Loan Operations	235	(435)	(200)	223	(101)	122	12	(334)	(322)
Securities	315	(717)	(402)	322	(205)	117	(8)	(512)	(520)
Trade Finance and Foreign Exchange Portfolio	-	(111)	(111)	-	3	3	-	(113)	(113)
Funding Expenses	(228)	1,333	1,105	(276)	405	129	48	927	975

FINANCIAL MARGIN	321	70	391	269	102	371	52	(33)	20

Provision for Loan and Lease Losses	(108)	17	(91)	(40)	(5)	(45)	(68)	22	(46)
Credits Recoveries and Renegotiated	3	8	11	3	-	3	0	8	8
Total Provision for Loan and Lease Losses	(104)	25	(80)	(37)	(5)	(42)	(67)	30	(38)

NET INCOME FROM FINANCIAL OPERATIONS	218	94	312	232	97	329	(14)	(3)	(17)

OTHER OPERATING INCOME (EXPENSES)	(100)	(5)	(105)	(65)	1	(64)	(35)	(6)	(41)
Banking Service Fees	18	(1)	18	16	4	20	3	(5)	(2)
Transfer for Banking	-	-	-	-	-	-	-	-	-
Partial Result of Insurance, Capitalization and Pension Plans	-	-	-	-	-	-	-	-	-
Administrative Expenses	(81)	(2)	(83)	(64)	(5)	(69)	(18)	3	(14)
Taxes Expenses	(15)	(9)	(24)	(15)	(5)	(19)	0	(5)	(5)
Equity in Income (Losses) of Unconsolidated Investments	(0)	(0)	(0)	0	0	0	(0)	(0)	(0)
Other Operating Income / Expenses	(22)	7	(16)	(2)	7	4	(20)	(0)	(20)

OPERATING INCOME	118	89	207	166	98	265	(48)	(9)	(57)
Non-Operating Income	(6)	(1)	(6)	(4)	(0)	(4)	(1)	(0)	(2)

INCOME BEFORE TAX	112	89	201	162	98	260	(50)	(9)	(59)
Income Tax and Social Contribution	(50)	(90)	(140)	(51)	(58)	(109)	1	(32)	(31)
Extraordinary Results	0	-	0	-	-	-	0	-	0
Profit Sharing	(15)	0	(15)	(25)	(0)	(25)	10	0	10
Minority Interests	2	-	2	(2)	-	(2)	4	-	4

NET INCOME	49	(1)	48	84	41	125	(35)	(42)	(77)

Banking - Itaú-BBA - Results Not Affected by Foreign Exchange Variation

Net income of Banco Itaú-BBA that was not affected by foreign exchange variation reached R$ 49 million in the second quarter 2003, a 41.4% drop as compared to the prior quarter.

The financial margin totaled R$ 321 million, or a 19.4% increase as compared to the prior quarter. This effect is basically due to the funding costs of Itaú-BBA for the period, together with the low cost basis of Banco Itaú Holding and the better market conditions that made a 0.5% decrease in Brazil’s base rate (SELIC) in June possible. However, the growth in the financial margin was offset by the increase in expenses for the allowance for loan losses, which basically derives from the increase in risk exposure to individual customer default. The current phase of the process of structuring the new Banco Itaú-BBA is responsible for the increase in administrative and operating expenses for the period, which must fit the new levels while the process of corporate reorganization moves forward.

Banking - Itaú-BBA -Results Affected by Foreign Exchange Variation

The portion of Banco Itaú-BBA results affected by foreign exchange variation posted a R$ 1 million loss in the second quarter 2003 against a R$ 41 million profit in the prior quarter. This decrease derives basically from the tax effects of the non-deductibility of losses from the effects of currency appreciation on foreign investments.

The financial margin of operations totaled R$ 70 million against a R$ 102 million margin in the prior quarter.

Result Affected by the Foreign Exchange Variation - Itaú-BBA
R$ Million
	2nd Q./03			1st Q./03
	Before Tax Effect	Tax Effect	After Tax Effect	Before Tax Effect	Tax Effect	After Tax Effect

Foreign Exchange Variation on Investments Abroad	(176)	-	(176)	(63)	-	(63)

Results of Local Operations affected by Exchange Rate	225	(76)	148	259	(91)	168

Mark to Market effect of trading securities	(72)	25	(48)	(31)	10	(20)

Results of Securities Selling	112	(38)	74	(67)	23	(44)

Results Affected by Exchange Rate	89	(90)	(1)	98	(58)	41

Banking

Banking - Fiat

In the second quarter of 2003, Banco Fiat operations accounted for R$ 13 million of consolidated results of Banco Itaú Holding. Net equity of Banco Fiat totaled R$ 443 million at June 30, 2003, resulting in an annualized return of equity (ROE) of 12.6%. The ROE corresponds to the return estimated in the projection made by Banco Itaú Holding at the time of the acquisition, and in the current stage of the operations integration process, corresponds to the return expected by shareholders. The financial margin of its operations totaled R$ 51 million and was especially impacted by the R$ 159 million in revenues from loan and lease transactions. Banco Fiat’s automotive consortium also positively contributed to net income for the period, increasing by R$ 15 million the revenues from automotive consortium administration.

Credit Cards

R$ Million
	2nd Q./03	1st Q./03	Variation
Financial Margin	321	288	32
Total Provision for Loan and Lease Losses	(30)	(78)	47
Provision for Loan and Lease Losses	(74)	(96)	22
Credits Recoveries and Renegotiated	44	19	25
Net Income from Financial Operations	290	211	80
Other Operating Income / Expenses	(31)	(4)	(27)
Banking Service Fees	244	232	12
Annual Fees	85	83	2
Other Services	159	149	10
Other Operating Income / Expenses	(275)	(236)	(39)
Operating Income	259	207	52
Non-Operating Income	(5)	(4)	(1)
Income Before Tax	255	203	52
Income Tax and Social Contribution	(87)	(69)	(18)
Profit Sharing	(2)	(2)	0
Net Income	166	132	35

The variation shown in the financial margin is related to the increase in the volume of financing for cardholders, coupled with the increase in the revenue from financial investments arising from a higher invested balance. The expense for loan losses and the recovery of written-off credits were positively impacted by greater efforts to collect and renegotiate amounts in arrears.

Itaucard’s card base went from 5,637 thousand, in March 2003, to 5,616 thousand in June 2003, a decrease of 0.4% in the second quarter of 2003 mainly due to the improvement of credit approval criteria aiming at “sales with quality”.

The volume of transactions in the same period totaled R$ 2.3 billion, an increase of 7.9% in relation to the prior quarter and a market share of 11.2%.

In June 2003, 83.1% of Itaucard accounts were active (accounts for which an invoice was issued), and 80.3% of these accounts had transactions in the last month, with average activity in the quarter of R$ 941.70 per account.

The higher revenue in services rendered is basically due to higher revenue of Consórcio Redecard due to a larger volume of operations (R$ 15 million).

The variation shown in other operating income/expenses is due to the increase in expenses for a higher volume of operations of Consórcio Redecard (R$ 14 million), discounts granted in renegotiations (R$ 9 million) and third party services for development and maintenance of systems (R$ 7 million).

Banco Itaú Holding holds a 33.3% interest in Credicard, a leading company in the credit card management sector with a base of 7.3 million cards. Of the total income from credit card services recorded by Banco Itaú Holding in the second quarter of 2003, 34.1% refers to Credicard.

Considering the ownership interest and the special dividends received  a portion of the profit that is distributed in accordance with the performance of the partners’ card base  33.6% of Credicard’s profit was allocated to Banco Itaú Holding in the second quarter of 2003.

Quantity of Credit Cards by Brand - Jun 30, 03

Quantity of Credit Cards and Market Share

Insurance, Capitalization and Pension Plan

Statements of Income of the Segment

R$ Million
1st QUARTER OF 2003	INSURANCE	CAPITALIZATION	PENSION PLAN	CONSOLIDATED
Revenues from Insurance, Capitalization and Pension Plans	337	163	393	893
Revenues from Insurance	337	-	62	399
Revenues from Capitalization	-	163	-	163
Revenues from Pension Plans	-	-	331	331

Changes in Technical Provisions	(32)	(113)	(200)	(345)
Insurance	(32)	-	10	(21)
Capitalization	-	(113)	-	(113)
Pension Plans	-	-	(211)	(211)

Pension Plan Benefits Expenses	-	-	(112)	(112)

Earned Premiums	306	-	72	378
Result of Capitalization and Pension Plans	-	50	8	58

Retained Claims	(195)	-	(29)	(224)

Selling Expenses	(58)	(12)	(7)	(78)

Administrative Expenses	(75)	(34)	(18)	(125)
Administrative Expenses	(30)	(30)	(12)	(71)
Tax Expenses	(13)	(3)	(5)	(22)
Personnel Expenses	(31)	(0)	(0)	(32)

Other Operating Income/(Expenses)	9	(1)	4	11

Financial Income	99	57	29	185

Operating Income	85	61	58	204

Non-Operating Income	1	2	1	4

Income Before Income Tax and Social Contribution	86	62	59	207

Income Tax / Social Contribution	(29)	(21)	(20)	(71)
Profit Sharing	(1)	-	-	(1)

Net Income	56	41	39	136

2nd QUARTER OF 2003	INSURANCE	CAPITALIZATION	PENSION PLAN	CONSOLIDATED
Revenues from Insurance, Capitalization and Pension Plans	337	239	665	1,241
Revenues from Insurance	337	-	117	454
Revenues from Capitalization	-	239	-	239
Revenues from Pension Plans	-	-	548	548

Changes in Technical Provisions	(11)	(177)	(439)	(627)
Insurance	(11)	-	(40)	(51)
Capitalization	-	(177)	-	(177)
Pension Plans	-	-	(399)	(399)

Pension Plan Benefits Expenses	-	-	(136)	(136)

Earned Premiums	326	-	77	403
Result of Capitalization and Pension Plans	-	62	12	74

Retained Claims	(211)	-	(18)	(229)

Selling Expenses	(62)	(6)	(28)	(95)

Administrative Expenses	(80)	(24)	(20)	(123)
Administrative Expenses	(39)	(20)	(13)	(72)
Tax Expenses	(13)	(4)	(6)	(23)
Personnel Expenses	(28)	(1)	(0)	(29)

Other Operating Income/(Expenses)	11	(7)	5	8

Financial Income	64	29	31	124

Operating Income	48	54	60	161

Non-Operating Income	2	1	0	3

Income Before Income Tax and Social Contribution	50	54	60	164

Income Tax / Social Contribution	(17)	(18)	(20)	(56)
Profit Sharing	(2)	-	-	(2)

Net Income	31	36	39	106

The result of the insurance, capitalization and pension plan segment in the second quarter of 2003 decreased, mainly because of the decrease in the financial result, due to the lower profitability of the securities indexed to IGP-M. The IGP-M showed a deflation of 0.35% in the second quarter, against 6.26% inflation of the prior quarter.

Insurance, Capitalization and Pension Plan

Insurance

In the second quarter of 2003, the insurance companies presented an increase in Earned Premiums of 6.7%, when compared to the prior quarter, especially in the automobile and property risk lines.

The life insurance portfolio obtained, in the quarter, R$ 114 million of Earned Premiums, an increase of 3.0% in relation to the prior quarter.

The graphs below provide the breakdown of the insurance lines in terms of earned premiums.

Composition of Earned Premiums

1st Quarter/2003

Claim Ratio

The claims ratio reached 54% in the second quarter of 2003, due to a decrease in life and property lines.

Obs: The insurance charts do not include Itauseg Saúde and Gralha Azul Saúde, and include life insurance line of Itaú Previdência e Seguros S.A.

Insurance, Capitalization and Pension Plan

Combined Ratio (2)

The combined ratio presented an increase in the second quarter of 2003, as a result of the increase in selling expenses.

Number of policies - Mass Products

The increase of 10.7% in the quarter, in the quantity of life and personal accident insurance policies, arose from a campaign carried out during the period.

Also the quantity of automobile policies continues to grow, reflecting the increase in the market share.

Pension Plan

VGBL - Itaú was one of the first to offer VGBL, a retirement product, and has been successful in its sales strategy.

The acceptance of the products by the clients has been increasing, mainly due to the strategy adopted of launching specific products for each segment of the market.

In the second quarter of 2003, the premium revenue from VGBL reached R$ 385 million, an increase of 111% in comparison to the prior quarter.

With a portfolio of more than 122 thousand active plans, VGBL technical provisions increased 54% in the quarter, reaching R$ 1.1 billion, which represents more than 22% of market share.

Pension Plan - The pension plan products generated premium revenues of R$ 163 million, compared to R$ 149 million in the first quarter of 2003, an increase of 9% in the period.

Capitalization

In the second quarter of 2003, the campaign Super PIC São João 2003 was launched, selling 76 thousand single installment bonds of R$ 1,000.00. As a consequence, Revenue from Capitalization Bonds reached R$ 239 million, exceeding the R$ 163 million of the prior quarter.

At the end of June 2003, Itaucap had built up a portfolio with more than 2.8 million of active bonds.

Over the last twelve months, Itaú Capitalização distributed over R$ 26 million in cash prizes to 621 winning customers.

(2) Combined Ratio = (Retained Claims + Selling Expenses + Administrative Expenses + Other Operating Income / Expenses)
                                                                                       Earned Premiums

Investment Funds and Managed Portfolio

Investment Funds and Managed Portfolio

Income from management of investment funds totaled R$ 307 million in the second quarter of 2003, increasing R$ 25 million compared to the prior quarter. The volume of managed funds reached R$ 67,142 million in June 2003. Fixed income funds were the main factor responsible for the growth, increasing from R$55,998 million in March to R$ 60,417 million in June.

Assets Under Management

Market Share of Investment Funds

Banco Itaú Holding ended the period in second place in the Brazilian market among the private banks in managed funds with 14.0 % of market share in June 2003. Further, it is still the leader in the Private Bank segment with managed funds of about R$ 9,172 million.

The transfer of BBA operations to Itaú, which started in the second quarter of 2003, consolidated further the leadership of Itaú Private Bank. The incorporation of BBA customers contributed R$1.4 billion (June/03) and the process of adapting the absorbed business units will continue up to the end of 2003.

The segment trend, remarkably in the last quarter, also permitted the widening of the Private focus, through the diversification of products and a larger association with the international operation in Luxembourg. Other factors that should be highlighted in this last quarter are the creation of a Private Bank Board of Directors in Rio de Janeiro and the improvement in the managerial information systems of the Private Bank.

Itaú Private Bank’s main objective is to operate in financial consulting and planning and execution of investment strategies for customers of high financial capacity, through a complete and global structure of products and services, carried out by a team technically able to analyze the economic political scenario and its impacts on the financial investments. The product offering comprises, among others, investment funds, structured operations and private pension plan, besides permitting access to funds of major managers in the domestic and foreign markets. Itaú Private Bank also offers exclusive bank products and services, supported by its modern technology.

Investment Funds  By Business Area  With BBA
Itaucorretora traded R$ 4.1 billion in the Bovespa plus 1439 contracts in the BM&F in the second quarter of 2003. A highlight for the quarter was the opening of Itaú Europa London Branch in June 2003, where Itaú Corretora started its coverage for European institutional investors.

Through its Home Broker - www.itautrade.com.br - Itaú Corretora traded, in the second quarter of 2003, a volume of R$ 246 million for its customers, ranking third in the Home Broker market in Brazil, with a 12.3% market share.

Analysis of the
Consolidated
Balance Sheet

Analysis of the Consolidated Balance Sheet

Assets and Liabilities by Business Segment

At March 31, 2003

R$ Million
ASSETS	BANKING	ITAÚ-BBA	FIAT	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED
Current and Long-Term Assets	78,477	18,092	2,492	3,764	6,306	553	109,683
Cash and Cash Equivalents	1,652	24	14	22	18	(1)	1,730
Short-term Interbank Deposits	9,119	5,199	80	732	-	-	15,131
Money Market	5,064	4,399	-	118	-	-	9,581
Interbank Deposits	4,055	800	80	614	-	-	5,549
Securities	15,988	4,153	285	193	5,374	-	25,992
Securities	14,822	3,199	252	189	5,374	-	23,836
Derivative Financial Instruments	1,166	954	33	3	-	-	2,156
Interbank and Interbranch Accounts	10,494	183	19	-	-	19	10,716
Loan Operations	21,996	6,071	1,993	810	-	1,758	32,629
Loans	24,111	6,429	2,081	1,291	-	1,846	35,757
(Allowance for Loan Losses)	(2,114)	(357)	(88)	(481)	-	(88)	(3,128)
Other Assets	19,226	2,462	99	2,007	914	(1,224)	23,485
Foreign Exchange Portfolio	9,285	1,792	-	-	-	(715)	10,362
Others	9,941	670	99	2,007	914	(509)	13,124
Permanent Assets	3,106	98	(53)	95	222	(54)	3,414
Investments	913	-	-	-	-	-	913
Fixed Assets	1,939	31	(53)	77	220	2	2,215
Deferred Expenses	254	67	0	18	3	(56)	286
TOTAL ASSETS	81,583	18,190	2,439	3,858	6,529	499	113,098
R$ Million
LIABILITIES	BANKING	ITAÚ-BBA	FIAT	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED
Current and Long-Term Liabilities	71,053	16,128	1,971	1,236	(216)	7,012	97,184
Deposits	30,914	5,453	1,624	-	-	-	37,991
Demand Deposits	6,927	634	-	-	-	-	7,561
Savings Accounts	17,358	-	-	-	-	-	17,358
Interbank Deposits	(532)	1,178	397	-	-	-	1,042
Time Deposits	7,161	3,641	1,228	-	-	-	12,030
Deposits Received under Securities Repurchase Agreements	10,173	1,244	-	-	-	-	11,417
Funds from Acceptances and Issue of Securities	3,688	1,647	-	-	-	(79)	5,256
Interbank and Interbranch Accounts	2,424	35	-	-	-	(0)	2,459
Borrowings	5,606	3,297	154	174	-	148	9,379
On-Lending Borrowings from Public Institutions	3,247	1,275	-	-	-	-	4,523
On-Lending Borrowings from Abroad	-	-	-	-	-	-	-
Derivative Financial Instruments	724	543	9	-	-	(0)	1,277
Other Liabilities	14,277	2,634	183	1,062	(216)	6,943	24,882
Foreign Exchange Portfolio	7,552	1,258	-	-	-	(715)	8,094
Subordinated Debt	4,894	172	-	-	-	(100)	4,966
Others	7,570	1,219	183	2,818	601	(569)	11,822
Segment Transfers	(5,739)	(15)	(0)	(1,756)	(817)	8,327	(0)
Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	-	-	-	-	4,804	0	4,804
Deferred Income	31	21	33	-	0	10	95
Minority Interest in Subsidiaries	949	66	-	-	10	6	1,031
Stockholder’s Equity	9,550	1,976	434	2,622	1,931	(6,529)	9,983
TOTAL LIABILITIES	81,583	18,190	2,439	3,858	6,529	499	113,098

Analysis of the Consolidated Balance Sheet

Assets and Liabilities by Business Segment

At June 30, 2003

R$ Million
ASSETS	BANKING	ITAÚ-BBA	FIAT	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED
Current and Long-Term Assets	73,773	16,467	2,969	4,163	7,052	(905)	103,519
Cash and Cash Equivalents	1,403	24	18	24	28	(33)	1,463
Short-term Interbank Deposits	10,016	3,033	900	903	-	-	14,852
Money Market	6,872	2,103	-	254	-	-	9,229
Interbank Deposits	3,143	930	900	650	-	-	5,623
Securities	14,715	4,313	199	192	6,088	-	25,506
Securities	14,002	3,224	192	176	6,088	-	23,681
Derivative Financial Instruments	713	1,088	7	16	-	-	1,825
Interbank and Interbranch Accounts	9,741	176	-	-	-	0	9,917
Loan Operations	21,440	7,358	1,765	896	-	(176)	31,283
Loans	23,576	7,762	1,851	1,353	-	(176)	34,365
(Allowance for Loan Losses)	(2,136)	(404)	(86)	(457)	-	(0)	(3,082)
Other Assets	16,459	1,562	88	2,148	936	(696)	20,497
Foreign Exchange Portfolio	6,737	685	-	-	-	(152)	7,270
Others	9,722	878	88	2,148	936	(544)	13,227
Permanent Assets	2,927	41	4	91	221	(3)	3,280
Investments	844	-	-	-	-	-	844
Fixed Assets	1,817	30	4	90	219	(3)	2,156
Deferred Expenses	265	11	0	2	2	(0)	280
TOTAL ASSETS	76,699	16,508	2,973	4,254	7,273	(908)	106,799

R$ Million
LIABILITIES	BANKING	ITAÚ-BBA	FIAT	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED
Current and Long-Term Liabilities	64,998	14,410	2,502	1,351	(192)	6,537	89,606
Deposits	26,784	5,907	2,135	-	-	-	34,826
Demand Deposits	6,563	488	-	-	-	-	7,051
Savings Accounts	16,828	-	-	-	-	-	16,828
Interbank Deposits	(2,210)	1,570	1,367	-	-	-	728
Time Deposits	5,603	3,848	768	-	-	-	10,219
Deposits Received under Securities Repurchase Agreements	11,240	507	-	-	-	-	11,747
Funds from Acceptances and Issue of Securities	3,623	1,554	-	-	-	(92)	5,085
Interbank and Interbranch Accounts	2,775	38	-	-	-	0	2,813
Borrowings	5,190	2,842	130	170	-	(11)	8,321
On-Lending Borrowings from Public Institutions	3,042	1,207	-	-	-	(0)	4,249
On-Lending Borrowings from Abroad	-	-	-	-	-	-	-
Derivative Financial Instruments	428	657	17	1	-	(130)	973
Other Liabilities	11,916	1,698	220	1,181	(192)	6,770	21,592
Foreign Exchange Portfolio	5,153	355	-	-	-	(152)	5,356
Subordinated Debt	4,583	143	-	-	-	(83)	4,643
Others	7,140	1,269	220	2,999	646	(680)	11,593
Segment Transfers	(4,960)	(70)	(0)	(1,818)	(838)	7,686	-
Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	0	-	-	-	5,388	-	5,388
Deferred Income	65	16	29	-	0	(25)	85
Minority Interest in Subsidiaries	865	64	-	0	11	8	948
Stockholder’s Equity	10,772	2,018	443	2,903	2,066	(7,429)	10,772
TOTAL LIABILITIES	76,699	16,508	2,973	4,254	7,273	(908)	106,799

Analysis of the Consolidated Balance Sheet

Assets and Liabilities by Maturity Date

Assets by Maturity Date at June 30, 2003

R$ Million
Maturity	Days				Years
	0-30	31-90	91-180	181-365	1 - 3 years	> 3 years	Total
Cash and Cash Equivalents	1,463	-	-	-	-	-	1,463

Short-Term Interbank Deposits	13,980	245	275	250	59	43	14,852
Money Market	9,229	-	-	-	-	-	9,229
Interbank Deposits	1,718	245	275	250	59	43	2,590
Investments in Foreign Currency	3,033	0	-	-	-	-	3,033

Securities	1,420	1,477	2,603	2,869	5,625	8,995	22,988
Public Securities	522	578	690	2,295	4,412	6,460	14,957
Securities Trading	417	513	586	807	1,000	1,129	4,451
Securities Available for Sale	104	33	91	1,325	3,355	4,996	9,904
Securities Held to Maturity	2	32	13	162	57	336	602
Private Securities	1,040	567	1,588	223	867	2,468	6,752
Securities Trading	466	543	566	43	200	524	2,342
Securities Available for Sale	548	24	1,022	136	643	1,737	4,111
Securities Held to Maturity	25	-	-	44	23	206	299
Additional Provision	(545)	-	-	-	-	-	(545)
Securities Trading	-	-	-	-	-	-	0
Securities Available for Sale	(545)	-	-	-	-	-	(545)
Derivative Financial Instruments	403	332	326	351	346	67	1,825

Loans	10,142	6,245	5,007	6,011	7,554	3,394	38,354
Loans	8,191	5,340	3,994	5,358	7,205	3,370	33,459
Leases Income	73	120	157	245	304	8	907
Advances on Exchange Contracts	672	526	745	343	0	-	2,287
Other Credits	1,206	259	111	65	44	16	1,701

Total	27,005	7,967	7,886	9,130	13,237	12,432	77,657
% Total	34.8%	10.3%	10.2%	11.8%	17.0%	16.0%	100.0%

Liabilities by Maturity Date at June 30, 2003

R$ Million
Maturity	Days				Years
	0-30	31-90	91-180	181-365	1 - 3 years	> 3 years	Total

Deposits	28,211	1,644	1,545	1,507	1,896	24	34,826
Demand Deposits	7,051	-	-	-	-	-	7,051
Savings Accounts	16,809	19	-	-	-	-	16,828
Interbank Deposits	347	151	52	134	43	-	728
Time Deposits	4,003	1,474	1,493	1,374	1,852	24	10,219
Deposits Received under Securities Repurchase Agreements	6,626	609	455	493	3,194	370	11,747
Own Portfolio	2,620	609	455	493	3,194	370	7,742
Third Party Portfolio	4,005	-	-	-	-	-	4,005
Open Portfolio	1	-	-	-	-	-	1
Funds from Acceptances and Issue of Securities	344	461	1,618	873	1,213	577	5,085
Exchange Acceptances	0	-	-	-	-	-	0
Mortgage Notes	-	-	-	-	-	-	-
Debentures	-	-	34	-	(0)	577	610
Foreign Borrowings in Securities	344	461	1,584	873	1,213	-	4,474

Borrowing	910	1,281	1,452	2,390	1,919	367	8,321
Domestic - Public Institutions	0	-	-	-	7	-	7
Domestic - Other Institutions	145	26	41	26	140	-	380
Foreign Currency Trade Finance Borrowings	764	1,254	1,411	2,365	1,772	367	7,933

On-lending Borrowings from Public Institutions	109	396	89	534	1,072	2,050	4,249
BNDES	98	380	35	404	807	1,338	3,062
CEF	0	1	1	1	6	21	31
FINAME	11	15	29	68	258	691	1,072
Other Institutions	-	-	24	61	-	-	84
Subordinated Debt	-	-	-	-	-	4,643	4,643

Total	36,199	4,390	5,159	5,797	9,294	8,031	68,871
% Total	52.6%	6.4%	7.5%	8.4%	13.5%	11.7%	100.0%

Analysis of the Consolidated Balance Sheet

Cash, Short-term Interbank Deposits and Securities

Itaú Holding

In June 2003, the total of Banco Itaú Holding’s assets reached R$ 106,799 million. The balance of cash, interbank deposits and securities, excluding repurchase commitments, totaled R$ 32,642 million, representing 30.6% of total assets in the period. In the prior quarter this same balance corresponded to 31.0% of total assets.

In the second quarter of 2003, the policy of operating at high liquidity levels in Brazil and abroad was maintained. The decrease in the future market rates caused a favorable impact on the market value of public and private securities portfolios, resulting in an increase of R$ 124 million of the provision for unrestricted securities.

Liquidity (after the deduction of repurchase commitments)

The deduction of repurchase commitments in the table below has the objective of accentuating Banco Itaú Holding’s liquidity level. Accordingly, investments in the Open Market and Public Securities portray positions that are net of borrowing via repurchase.

Liquidity (Not Including Repurchase Commitments)
R$ Million
							Variation
	Jun 30, 03%		Mar 31, 03%		Jun 30, 02%		Jun03/Mar03	Jun03/Jun02
Cash and Cash Equivalents	1,463	4.5	1,730	5.0	2,046	7.3	(267)	(583)
Short-term Interbank Deposits	10,846	33.7	11,628	33.5	9,044	32.2	(781)	1,803
Money Market	5,223	16.2	6,079	17.5	2,625	9.4	(855)	2,599
Interbank Deposits	5,623	17.5	5,549	16.0	6,419	22.9	74	(796)
Securities	19,913	61.8	21,365	61.5	16,978	60.5	(1,452)	2,935
Public Securities - Brazil	11,835	36.8	11,273	32.5	8,408	30.0	561	3,427
Internal Debt Securities	10,414	32.3	6,919	24.5	7,904	28.2	3,495	2,510
DCBs-Debt. Conv.Bond and other brazilian debts securities	1,420	4.4	826	2.4	503	1.8	594	917
Public Securities - Other Countries	425	1.3	812	2.3	596	2.1	(387)	(171)
Bonds Argentina	96	0.3	117	0.3	27	0.1	(21)	69
Bonds Portugal	329	1.0	695	2.0	569	2.0	(367)	(240)

Private Securities	5,887	18.3	7,169	20.6	7,228	25.8	(1,282)	(1,341)
Bank Certificates of Deposits	1,560	4.8	1,791	5.2	3,491	12.4	(232)	(1,932)
Shares in Publicy Traded Companies	349	1.1	337	1.0	96	0.3	12	253
Debentures	1,237	3.8	1,364	3.9	428	1.5	(126)	809
Mortgages Letters	52	0.2	50	0.1	144	0.5	2	(93)
Euro Bond’s and Others	1,680	5.2	2,394	6.9	2,056	7.3	(714)	(376)
Real State Receivables Certified	929	2.9	1,105	3.2	935	3.3	(176)	(6)
Fixed Income Funds	52	0.2	41	0.1	-	-	11	52
Overseas Fixed Income Funds	29	0.1	88	0.3	77	0.3	(59)	(48)
Others	1,766	5.5	2,110	6.1	747	2.7	(344)	1,019
Total Liquidity	32,223	100.0	34,723	100.0	28,068	100.0	(2,500)	4,154
Provisions on Free Securities	419		295		(381)		124	800
TOTAL AFTER PROVISIONS	32,642		35,017		27,687		(2,376)	4,954

Analysis of the Consolidated Balance Sheet

Reconciliation
R$ Million
	Jun 30, 03	Mar 31, 03	Jun 30, 02
Securities + Interbank Deposits	25,415	26,513	21,488
(+) Interbank Deposits	5,623	5,549	6,419
(+) Cash and Cash Equivalents	1,463	1,730	2,046
(+) Money Market	9,229	9,581	7,059
Total Liquidity	41,730	43,374	37,013
(-) Money Market - Repurchase Pending Settlement	(4,005)	(3,503)	(4,434)
(-) Public Securities - Subject to Repurchase Commitments	(1,984)	(1,121)	(2,953)
(-) Private Securities - Subject to Repurchase Commitments	(209)	(902)	-
(-) Retirement Funds - PGBL (defined contribution pension plan)	(2,459)	(1,673)	(725)
(-) Financial Instruments - sell	(850)	(1,452)	(833)
Total Liquidity (not including repurchase commitments)	32,223	34,723	28,068

Liquidity (Not Including Repurchase Commitments)

R$ Million
	Jun 30, 03			Mar 31, 03			Jun 30, 02
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Cash and Cash Equivalents	1,113	350	1,463	1,227	503	1,730	1,681	365	2,046
Short-term Interbank Deposits	6,182	4,664	10,846	6,997	4,631	11,628	5,176	3,868	9,044
Money Market	5,156	67	5,223	5,930	149	6,079	2,014	611	2,625
Interbank Deposits	1,026	4,597	5,623	1,067	4,482	5,549	3,162	3,257	6,419
Securities	13,119	6,794	19,913	14,552	6,813	21,365	11,877	5,101	16,978
Total	20,414	11,808	32,223	22,776	11,947	34,723	18,734	9,334	28,068
Total (US$ Million)		4,112			3,563			3,282

Analysis of the Consolidated Balance Sheet

We present below the composition by type of securities portfolio and derivative financial instruments. The balance of additional provisions for securities, together with unrealized income from securities available for sale, totaled R$ 1,076 million in the second quarter of 2003, against R$ 806 million in the prior quarter.

Securities and Derivative Financial Instruments
R$ Million
				Adjustment to market value
June / 2003	Cost	Market Value		Constituted in Result	Constituted in Equity

Securities Trading	9,298	9,312	37.1%	14
Public Securities - Brazil	4,510	4,506	18.0%	(4)
Public Securities - Other Countries	3	3	0.0%	(0)
Private Securities	2,324	2,342	9.3%	18
Retirement funds - client risk	2,459	2,459	9.8%	-

Securities Available for Sale	13,484	14,015	55.9%	-	531
Public Securities - Brazil	8,641	9,088	36.2%	-	446
Public Securities - Other Countries	752	816	3.3%	-	64
Private Securities	4,090	4,111	16.4%	-	20

Securities Held to Maturity	900	900	3.6%	-
Public Securities - Brazil	545	545	2.2%	-
Public Securities - Other Countries	57	57	0.2%	-
Private Securities	299	299	1.2%	-

Derivative Financial Instruments	884	851	3.4%	(32)
Option Premiums	(13)	(26)	-0.1%	(13)
Forward Market	78	70	0.3%	(9)
Swap - Adjustment receivable	790	774	3.1%	(16)
Others	28	34	0.1%	5
Public Securities - Brazil	13,697	14,139	56.4%	(4)	446
Public Securities - Other Countries	812	876	3.5%	(0)	64
Private Securities	6,713	6,752	26.9%	18	20
Retirement funds - client risk	2,459	2,459	9.8%	-	-
Derivative Financial Instruments	884	851	3.4%	(32)	-
Total	24,565	25,078	100.0%	(18)	531

Adjustment to market value				512
Additional Allowance				(545)
TOTAL				(33)

Additional Allowance (a)				545
Adjustment to securities available for sale - Stockholder’s equity (b)				531
Total Unearned income (a - b)				1.076

R$ Million
				Adjustment to market value
March / 2003	Cost	Market Value		Constituted in Result	Constituted in Equity

Securities Trading	8,830	8,844	35.0%	13
Public Securities - Brazil	3,467	3,480	13.8%	13
Public Securities - Other Countries	70	70	0.3%	(0)
Private Securities	3,620	3,620	14.3%	0
Retirement funds - client risk	1,673	1,673	6.6%	-

Securities Available for Sale	14,261	14,522	57.5%	-	261
Public Securities - Brazil	8,491	8,728	34.6%	-	237
Public Securities - Other Countries	831	897	3.5%	-	66
Private Securities	4,939	4,897	19.4%	-	(42)

Securities Held to Maturity	1,016	1,016	4.0%	-
Public Securities - Brazil	651	651	2.6%	-
Public Securities - Other Countries	56	56	0.2%	-
Private Securities	309	309	1.2%	-

Derivative Financial Instruments	954	879	3.5%	(75)
Option Premiums	15	39	0.2%	23
Forward Market	137	126	0.5%	(10)
Swap - Adjustment receivable	787	699	2.8%	(88)
Forward Public Securities	15	15	0.1%	-
Public Securities - Brazil	12,608	12,859	50.9%	13	237
Public Securities - Other Countries	958	1,023	4.1%	(0)	66
Private Securities	8,868	8,826	34.9%	0	(42)
Retirement funds - client risk	1,673	1,673	6.6%	-	-
Derivative Financial Instruments	954	879	3.5%	(75)	-
Total	25,061	25,260	100.0%	(62)	261

Adjustment to market value				199
Additional Allowance				(545)
TOTAL				(346)

Additional Allowance (a)				545
Adjustment to securities available for sale - Stockholder’s equity (b)				261
Total Unearned income (a - b)				806

Analysis of the Consolidated Balance Sheet

Credit Operations

The credit portfolio of Banco Itaú Holding presented a decrease of 3.8% in relation to March 2003, reaching R$ 44,586 million. The portfolio retraction was mainly due to the decline of the level of economic activities and to the effect of negative exchange variation, which was reflected in the balance of financings in foreign currency. The share of contracts indexed or denominated in foreign currency reduced by 2.7 percent in the quarter, totaling 30.1% of the total portfolio. Although the exchange variation in the quarter reached 14.3%, the reduction in the credit portfolio was only 3.9%, having been offset with the increase of 7.3% in the credit card portfolio.

The credit operations ranked in the “AA” and “C” levels corresponded to 87.7% of the portfolio at June 30, 2003 in comparison to 88.1% in March of the same year. Accordingly, the portfolio quality remained practically stable, despite the review of classification of some large corporate customers, the more rigorous credit policy for individuals and the selectivity of offering new operations.

Credit Operations

R$ Million(*)

				Variation
	Jun 30, 03	Mar 31, 03	Jun 30, 02	Jun.03 - Mar.03		Jun.03 - Jun.02
Loans	33,459	34,816	25,579	(1,357)	-3.9%	7,880	30.8%
Leasing	907	942	1,233	(35)	-3.7%	(327)	-26.5%
Other receivables	1,701	1,606	2,069	96	6.0%	(368)	-17.8%
ACC/AEC	2,287	2,355	1,276	(68)	-2.9%	1,010	79.2%
Subtotal	38,354	39,718	30,158	(1,364)	-3.4%	8,196	27.2%
Guarantees	6,232	6,672	4,681	(441)	-6.6%	1,551	33.1%
Total	44,586	46,390	34,839	(1,804)	-3.9%	9,747	28.0%

(*) In constant currency of December 31, 1995 up to this date; nominal values thereafter.
(**) At June 30, 2003.
(1) Credit Operations: Loans, Leases, Others Receivables and Advances on Exchange Contracts (AEC).
(2) Guarantees: Endorsements, Sureties and Others guarantees.

Analysis of the Consolidated Balance Sheet

Credit Portfolio Development Consolidated by Client Type(*)
								Variation
		Jun 30, 03		Mar 31, 03		Jun 30, 02		Jun.03 - Mar.03		Jun.03 - Jun.02
		Balance	%	Balance	%	Balance	%	Balance	%	Balance	%
Corporate		25,830	57.9%	27,492	59.3%	19,172	55.0%	(1,662)	-6.0%	6,658	34.7%
Small and Medium-Sized Companies		4,077	9.1%	4,262	9.2%	3,400	9.8%	(185)	-4.3%	677	19.9%
Individuals		9,672	21.7%	9,751	21.0%	6,924	19.9%	(79)	-0.8%	2,748	39.7%
Credit Card		2,809	6.3%	2,618	5.6%	2,758	7.9%	191	7.3%	51	1.9%
Subtotal		42,387	95.1%	44,123	95.1%	32,253	92.6%	(1,736)	-3.9%	10,134	31.4%
Real State Financing	Ind.	2,096	4.7%	2,154	4.6%	2,411	6.9%	(58)	-2.7%	(314)	-13.0%
	Bus.	102	0.2%	113	0.2%	175	0.5%	(11)	-9.7%	(72)	-41.4%
Subtotal		2,199	4.9%	2,267	4.9%	2,585	7.4%	(69)	-3.0%	(387)	-15.0%
Total		44,586	100.0%	46,390	100.0%	34,839	100.0%	(1,805)	-3.9%	9,747	28.0%

(*) Endorsements and sureties included

Credit Portfolio Development Consolidated by Client Type(*)

 (*) Endorsements and sureties included

Credit Portfolio by Business Sector

The credit operations for the public sector reached R$ 884 million at the end of June 2003, a 24.0% decrease in the quarter.

The credit exposure to the telecommunications sector decreased 8.5% in the quarter; the relative participation decreased from 7.7% to 7.3%. The operations ranked between “AA” and “C” levels reached 96.5% of the total, compared to 95.4% in March 2003.

The credit exposure to the chemical and petrochemical sector corresponds to 5.8% of the total portfolio, compared to 6.1% in March 2003. The credits ranked between “AA” and “C” totaled 99.3% of this sector portfolio; in March 2003 this figure corresponded to 99.2%.

The electricity generation and distribution sector corresponded to 5.2% of the total portfolio, compared to 5.4% in March 2003. The credit exposure to the sector decreased 8.6% in relation to the prior quarter. Of the total portfolio, 75.2% is ranked between the risk levels “AA” and “C”.

The volume of credit granted to the food and beverage sector fell 14.7% in the quarter, reaching 4.5% of the total portfolio compared to 5.1% in March 2003. Of the total portfolio, 97.1% is ranked between the levels “AA” and “C”.

Banco Itaú Holding continuously seeks to diversify and reduce the risk of its portfolio. Accordingly, at the end of the second quarter of 2003, no sector accounted for more than 7.3% of the total portfolio.
Analysis of the Consolidated Balance Sheet

Comparation of the Portfolio by Business Sector(*)

R$ Million
	Jun 30, 03						Mar 31, 03		Jun 30, 02
	Loans	AEC/ACE	Leases	Endorsements	Consolidated	%	Consolidated	%	Consolidated	%
Public Sector
Chemicals and Petrochemicals	406	0	0	29	435	1.0	661	1.4	500	1.4
Others	373	0	0	76	449	1.0	502	1.1	775	2.2
Total of Public Sector	779	0	0	105	884	2.0	1,163	2.5	1,275	3.7
Private Sector
Industry
Food and Beverage	1,422	366	4	214	2,006	4.5	2,353	5.1	1,496	4.3
Siderurgy, Metallurgy and Mechanics	970	382	6	546	1,905	4.3	2,202	4.7	1,841	5.3
Chemicals and Petrochemicals	1,974	196	15	399	2,584	5.8	2,826	6.1	1,816	5.2
Electronic	536	88	4	248	875	2.0	682	1.5	723	2.1
Pulping and Paper	1,071	109	9	101	1,291	2.9	1,010	2.2	919	2.6
Light and Heavy Vehicles	600	78	1	501	1,180	2.6	1,169	2.5	702	2.0
Textile and Clothing	335	73	3	37	448	1.0	495	1.1	303	0.9
Mechanics	131	52	4	172	358	0.8	382	0.8	407	1.2
Tobacco	415	54	0	11	480	1.1	440	0.9	284	0.8
Fertilizer, Insecticide and Defensive	447	6	0	32	485	1.1	558	1.2	478	1.4
Autoparts and Accessories	227	123	60	71	481	1.1	528	1.1	189	0.5
Construction Material	409	22	1	20	452	1.0	671	1.4	607	1.7
Pharmaceutical	83	0	2	68	153	0.3	124	0.3	134	0.4
Wood and Furnitures	222	55	2	5	283	0.6	300	0.6	163	0.5
Tractors and Agricultural Machinery	126	48	0	9	182	0.4	235	0.5	80	0.2
Others	350	56	7	135	548	1.2	488	1.1	401	1.2
Subtotal	9,318	1,708	117	2,569	13,712	30.8	14,465	31.2	10,544	30.3
Commerce
Retail	1,465	212	26	123	1,826	4.1	1,799	3.9	1,548	4.4
Wholesale	290	6	4	137	436	1.0	441	1.0	310	0.9
Others	142	24	1	28	195	0.4	163	0.4	76	0.2
Subtotal	1,897	241	30	288	2,457	5.5	2,403	5.2	1,934	5.6
Services
Telecommunications	2,441	0	27	781	3,249	7.3	3,550	7.7	2,843	8.2
Power Generation and Distribution	1,941	0	12	353	2,306	5.2	2,522	5.4	1,538	4.4
Finance	800	0	19	1,080	1,899	4.3	2,111	4.5	1,108	3.2
Services Provider	633	5	47	126	811	1.8	754	1.6	633	1.8
Construction and Real State Companies	483	0	7	306	796	1.8	878	1.9	396	1.1
Real State Financing (Company)	102	0	0	0	102	0.2	113	0.2	175	0.5
Public Service Providers	282	0	1	140	423	1.3	537	1.3	379	1.1
Transports	277	0	15	45	337	0.8	376	0.8	232	0.7
Communication	156	0	0	6	162	0.4	164	0.4	7	0.0
Others	613	41	28	76	758	1.7	807	1.7	366	1.1
Subtotal	7,729	46	156	2,912	10,842	24.3	11,813	25.5	7,677	22.0
Primary Sector
Mining	296	0	3	249	547	1.2	461	1.0	500	1.4
Agriculture	1,025	290	2	93	1,409	3.2	1,408	3.0	677	1.9
Others	22	1	0	0	24	0.1	22	0.0	2	0.0
Subtotal	1,343	291	4	341	1,980	4.4	1,891	4.1	1,179	3.4
Others Businesses	122	0	10	3	135	0.3	132	0.3	138	0.4
Others Individuals
Credit Cards	2,809	0	0	0	2,809	6.3	2,618	5.6	2,758	7.9
Real State Financing	2,096	0	0	0	2,096	4.7	2,154	4.6	2,411	6.9
CDC/Vehicles/ Current Account	9,068	0	590	14	9,672	21.7	9,751	21.0	6,924	19.9
Subtotal	13,972	0	590	14	14,576	32.7	14,523	31.3	12,092	34.7
Total of Private Sector	34,381	2,287	907	6,127	43,702	98.0	45,227	97.5	33,564	96.3
GENERAL TOTAL	35,160	2,287	907	6,232	44,586	100.0	46,390	####	34,839	100.0

(*) Endorsements and sureties included

Analysis of the Consolidated Balance Sheet

Maturity of Credit Portfolio

Credit Portfolio by Currency and Risk Level (*)

R$ Million
June / 2003	Risk Level	Consolidated	%	Itaú Europa	Itaú Argentina	Other Companies
Foreign Trade		8,779	100%	1,531	85	7,163
	AA	2,348	27%	788	-	1,561
	A	3,411	39%	514	40	2,857
	B	1,646	19%	160	12	1,475
	C	875	10%	70	13	792
	D	374	4%	-	-	374
	E	52	1%	-	-	52
	F	64	1%	-	20	44
	G	0	0%	-	-	0
	H	9	0%	-	-	9
Other Operations in Foreign Currency		4,633	100%	416	473	3,744
	AA	1,840	40%	156	148	1,537
	A	1,611	35%	188	25	1,398
	B	542	12%	43	143	356
	C	417	9%	29	24	365
	D	82	2%	-	75	8
	E	21	0%	-	1	21
	F	95	2%	-	46	49
	G	1	0%	-	1	0
	H	23	0%	-	12	11

Total - Operations in Foreign Currency		13,412		1,947	558	10,907
In Local Currency		31,174	100%	-	-	31,174
	AA	5,811	19%	-	-	5,811
	A	9,408	30%	-	-	9,408
	B	8,413	27%	-	-	8,413
	C	2,786	9%	-	-	2,786
	D	2,099	7%	-	-	2,099
	E	1,038	3%	-	-	1,038
	F	596	2%	-	-	596
	G	148	0%	-	-	148
	H	875	3%	-	-	875

Total		44,586		1,947	558	42,081

(*) Endorsements and sureties included

Analysis of the Consolidated Balance Sheet

Credit Portfolio by Currency(*)
R$ Million
	Jun 30, 03		Mar 31, 03		Jun 30, 02		Variation (%)
	Balance	%	Balance	%	Balance	%	Jun03/Mar03	Jun03/Jun02
Indexed in Foreign Currency	6,740	15.1%	6,751	14.6%	5,141	14.8%	-0.2%	31.1%
In Foreign Currency	6,671	15.0%	8,436	18.2%	5,821	16.7%	-20.9%	14.6%
Subtotal	13,412	30.1%	15,187	32.7%	10,962	31.5%	-11.7%	22.3%
In Local Currency	31,174	69.9%	31,203	67.3%	23,877	68.5%	-0.1%	30.6%
Total	44,586	100.0%	46,390	100.0%	34,839	100.0%	-3.9%	28.0%

(*) Endorsements and sureties included

Deposits

The deposit balances decreased by 8.3% in the second quarter of 2003, as compared to the previous quarter, reaching R$ 34,826 million in June 30. The decrease in demand for borrowings, mainly those in foreign currency, caused a decrease in their respective fundings. Accordingly, the decrease in the volume of trade finance operations generated the non-renewal of the operations to raise funds through time deposits and CDs. In the quarter, there was also the transfer of deposit funds to investment funds, due to the increasing attractiveness of fixed-income funds considering the probable decrease in the basic interest rate. It is also important to emphasize the optimization of the funding of the asset positions of Banco Itaú-BBA and Banco Fiat through the Banco Itaú Holding treasury, where prices are more competitive.

Stockholder’s Equity

At June 30, 2003, Itaú Holding’s stockholder’s equity reached R$ 10,772 million, growing 7.9% since March. This growth is basically related to the profit obtained during the period.

The Basel Ratio at June 2003, calculated based on the financial and economic consolidated balance sheet, reached 18.5%, although the minimum required by the Brazilian Central Bank is 11%. According to the criteria for the calculation of the Basel Ratio, which consider the balances of the asset and liability exchange position in a module, Banco Itaú Holding increased its foreign exchange exposure, which was responsible for the decrease of 1.6% in the ratio of the quarter. The Brazilian Central Bank, through Resolution 3194 of July 2, 2003, decreased from 1 to 0.50 the F factor applicable to operations linked to the exchange variation, used in the formula to calculate the Referential Equity for the Basel Ratio. Accordingly, the requirement of allocated funds for covering the exchange exposure of the financial institutions decreased, contributing to an increase in the demand for foreign currency. If this Resolution had already been in effect on June 30, this ratio would have been 20.6%.

The fixed assets ratio, calculated based on the financial and economic consolidated balance sheet, was 32.5%, demonstrating the high liquidity and low levels of fixed assets of the non-financial subsidiary companies. The same ratio based on the operating consolidated group was 45.5%.

The working capital reached R$ 8,439 million, rising 11% in comparison with the balances in March 2003.

BIS Ratio Evolution

	Jun 30, 03	Mar 31, 03	Dec 31, 02	Sep 30, 02	Jun 30, 02
EFFECTS IN THE PERIOD
Calculation of Interest Rate Risk	-0.3%	0.0%	0.0%	0.0%
Quarter Net Income	0.7%	1.4%	0.7%	1.3%
Interests on Capital Amounting	-0.2%	-0.4%	-0.8%	-0.1%
Variation in Exchange Exposure	-1.6%	0.5%	-2.6%	2.9%
Other increase (reductions) in the Reference Equity	0.0%	0.1%	0.3%	0.0%
Increase/Reduction in risk Weighted Asset	0.5%	0.7%	0.7%	-2.4%
Shares on Treasury	0.0%	-0.1%	0.0%	0.0%
Subordinated Debt	-0.4%	-0.3%	1.2%	0.4%
Variation of market value for the period	0.1%	0.2%	0.5%	-0.5%
Acquisition Effects of BBA	0.0%	0.0%	1.5%	-
Acquisition Effects of Banco Fiat	0.0%	-0.8%	-	-

BIS RATIO	18.5%	19.7%	18.4%	16.9%	15.3%

Analysis of the Consolidated Balance Sheet

Calculation of the BIS Solvency Ratio
At June 30, 2003	R$ Million
Stockholder’s Equity Banco Itaú	11,814
Minority stockholders not excluded from consolidated	933
Unrealized profit from transactions with subsidiary companies	(27)
Share Issue	0
Subordinated Debt	4,643

Referential Equity	17,363

Swap Operations risk	(120)
Foreign Exchange risk	(2,985)
Interest rate risk	(360)
Others	(157)

Adjusted referential equity	13,742

We present below a summary of the solvency ratio, based on the economic and financial consolidated balance sheet.

R$ Million
		Jun 30, 03
( A )	On-Balance Sheet Assets	67,449
( B )	Off-Balance Sheet Exposures	6,646
( C ) = ( A ) + ( B )	Total Risk Weighted Assets	74,096
( D )	Adjusted Reference Capital	13,742
( E ) = ( D ) / ( C )	Risk Based Ratio	18.5%

		Jun 30, 03
( A ) ASSETS		Assets	Risk-Weighted
0%
	Cash	1,028	-
	Credits and Securities Issued or Guaranteed by Brazilian Central Government	21,921	-
	Central Bank Deposits	8,058	-
	Credit with Banking Subsidiaries and Others	3,976	-
20%
	Deposits in Foreign Currency	219	44
	Checks in Clearing	1,777	355
	Deposits with Other Banks and Others	3,852	770
	Others	2,092	418
50%
	Deposits and funds applied in Interbank Deposits	4,583	2,292
	Credits and Other Claims Guaranteed by Other Banks	3,407	1,704
	Foreign Trading and Exchange Portfolio	2,209	1,105
	Real State Financings	2,164	1,082
	Real State Securities	980	490
	Others	156	78
100%
	Credits and Other Claims on the Private Sector	31,950	31,950
	Premises and Equipment	2,371	2,371
	Investments	844	844
	Private Sector Securities	9,308	9,308
	Credits and Securities Issued by Brazilian States and Municipals	13	13
	Others	3,026	3,026

300%	Tax Credits	3,866	11,599

TOTAL		107,802	67,449

( B ) OFF-BALANCE SHEET EXPOSURES		Exposure	Risk-Weighted

50%
	Standby letters of credit	23	11
	Responsibility for guarantees and coobligation (for other banks)	830	415
100%
	Import trading	77	77
	Responsibility for guarantees (for customers)	5,483	5,483
	Positive market value - SWAP	660	660

TOTAL		7,073	6,646

( C ) TOTAL RISK WEIGHTED ASSETS			74,096

( D ) ADJUSTED REFERENTIAL EQUITY		13,742

Analysis of the Consolidated Balance Sheet

Balance Sheet by Currency (*)

The Balance Sheet by currency shows the balances linked to domestic currency and foreing currencies. As of June 30, 2003 the net position (including investments overseas) and not considering minority stockholders’ was negative in US$ 296 million.

R$ Million
	Jun 30, 03					Mar 31, 03
ASSETS	CONSOLIDATED	BUSINESS IN BRAZIL			BUSINESS ABROAD	BUSINESS IN BRAZIL
		TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY		FOREIGN CURRENCY
Cash and Cash Equivalents	1,463	1,122	988	134	350	144
Short-term Interbank Deposits	14,852	10,188	10,138	49	6,130	151
Money Market	9,229	9,161	9,161	0	67	85
Interbank Deposits	5,623	1,026	977	49	6,063	66
Securities	25,506	18,974	15,674	3,300	9,843	3,477
Interbank and Interbranch Accounts	9,917	9,894	9,887	7	23	43
Loan and Leasing Operations	31,461	25,743	22,012	3,730	9,924	3,419
Other Assets	20,319	18,258	13,980	4,278	3,560	6,245
Foreign Exchange Portfolio	7,270	6,150	1,966	4,184	1,775	6,159
Others	13,050	12,108	12,014	95	1,785	86
Permanent Assets	3,280	9,607	2,525	7,083	1,659	7,745
Investments in	844	7,334	252	7,083	1,496	7,745
Fixed Assets	2,156	2,078	2,078	0	77	0
Deferred Expenses	280	195	195	0	85	0
TOTAL ASSETS	106,799	93,786	75,205	18,581	31,490	21,223
DERIVATIVES - CALL POSITIONS
Futures				3,592		5,000
Options				415		592
Swaps				10,154		11,932
TOTAL ASSETS AFTER ADJUSTMENTS (a)				32,742		38,747

	Jun 30, 03					Mar 31, 03
LIABILITIES	CONSOLIDATED	BUSINESS IN BRAZIL			BUSINESS ABROAD	BUSINESS IN BRAZIL
		TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY		FOREIGN CURRENCY
Deposits	34,826	27,788	27,762	26	7,307	30
Demand Deposits	7,051	6,054	6,028	26	999	30
Savings Accounts	16,828	16,696	16,696	0	131	0
Interbank Deposits	728	327	327	0	400	0
Deposits Received under Securities Repo Agreements	11,747	10,651	10,651	0	1,097	0
Funds from Acceptances and Issue of Securities	5,085	4,091	611	3,480	3,319	3,748
Interbank and Interbranch Accounts	2,813	2,812	2,370	442	1	264
Borrowings	8,321	7,162	167	6,995	5,673	7,982
On-lending Borrowings	4,249	4,249	3,496	754	0	928
Derivative Financial Instruments	973	593	593	0	700	0
Other Liabilities	21,592	18,505	14,244	4,260	6,153	7,306
Foreign Exchange Portfolio	5,356	4,180	2,207	1,973	1,778	3,991
Others	16,236	14,324	12,037	2,287	4,375	3,315
Technical Provisions of Insurance, Pension Plans
and Capitalization - unrestricted	5,388	5,388	5,388	0	0	0
Deferred Income	85	59	59	0	27	0
Minority Interest in Subsidiaries	948	1,716	1,716	0	132	0
Stockholder’s Equity	10,772	10,772	10,772	0	7,083	0
Capital and Reserves	9,281	9,281	9,281	0	6,442	0
Net Income	1,490	1,490	1,490	0	641	0
TOTAL LIABILITIES	106,799	93,786	77,828	15,957	31,490	20,258
DERIVATIVES - PUT POSITIONS
Futures (Include Funds under Management)				4,540		3,761
Options				1,182		709
Swaps (Include Funds under Management)				10,388		11,468
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				32,067		36,196
ITAUBANK INVESTMENTS IN ITAú-BBA (c)				(900)		(1,051)
FOREIGN EXCHANGE POSITION (d = a - b + c)				(225)		1,500
MINORITY STOCKHOLDERS’ (e)				(625)		(692)
FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS’ (d + e) R$				(850)		808

FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS’ (d + e) US$				(296)		241

(*) It does not exclude transactions between local and foreign business.

Activities Abroad and
Foreign Exchange

Activities Abroad and Foreign Exchange

Activities Abroad

The investments consolidated abroad totaled US$ 2,466 million at June 30, 2003, including non-financial activities. These investments comprise a comprehensive network of bank service posts and external units with solid capitalization, which places Banco Itaú Holding among the largest private domestic financial institutions with a large foreign presence.

This presence includes the Cayman Island and New York branches, Banco Itaú Buen Ayre, the subsidiary Itaubank, the representation offices in Frankfurt and Miami and, also, Banco Itaú Europa and Banco Itaú Europa Luxemburgo (the latter two are controlled by the holding company Itaúsa). This foreign presence was recently reinforced by the association with Banco BBA and its units in Nassau and Montevideu and its office in Buenos Aires.

We also point out our increasing involvement in the commercial relations and investments between Europe and Brazil and the structuring of financings to support Brazilian companies through Banco Itaú Europa, which at June 30, 2003 recorded consolidated assets of R$ 8,748 million (see Note 21b).

								US$ Million
Banking Activities	Jun 30, 03		Mar 31, 03		Jun 30, 02		Mar 31, 02
		Stockholder’s		Stockholder’s		Stockholder’s		Stockholder’s
	Assets	Equity	Assets	Equity	Assets	Equity	Assets	Equity
		2,278.6		2,131.0		1,677.4		1,711.6
Grand Cayman and New York Branches	3,778.6	632.5	3,741.6	568.9	4,410.2	936.5	4,093.8	1,001.9
Itaú Buen Ayre S.A.	414.0	108.6	351.1	102.4	280.7	115.8	296.4	111.0
Itaú Bank Ltd.	1,363.0	824.5	1,269.9	774.2	654.4	348.0	747.9	347.3
Banco Itaú Europa Luxemburgo S.A. (*)	-	-	-	-	143.3	27.7	137.0	27.6
Banco Itaú Europa S.A.	3,046.1	278.8	2,580.5	270.8	1,899.6	207.4	1,641.7	180.0
IFE - Bemge - Uruguay S.A.	6.6	6.1	7.3	5.8	339.6	39.3	336.1	38.8
Banco Del Paraná S.A.	5.9	1.1	9.5	4.4	18.2	2.7	22.5	5.0
Banco BBA and Subsidiaries	2,545.8	427.0	2,176.2	404.6	-	-	-	-

(*) In the first quarter of 2003 Banco Itaú Europa Luxembourg S.A. was consolidated with Banco Itaú Europa S.A.

Geographical Distribution of Trade Lines

In the second quarter of 2003, improvements in foreign investments flow to Brazil continued to be made, with a decrease in the restrictions for credit lines in the International market. Within this improving scenario, Banco Itaú Holding reached an average index of Renewal/Funding of trade lines at 115% with an average spread of 2.2% per annum compared to Libor, keeping a wide distribution funding sources for Trade Lines.

Trade Lines Composition

Trade Lines Composition
Country	Itaú	Itaú-BBA	Itaú + Itaú-BBA
United States	33.6%	21.1%	29.5%
Germany	9.2%	17.4%	11.9%
Latin America	8.3%	8.6%	8.4%
Switzerland	2.6%	1.7%	2.3%
United Kingdom	13.4%	9.1%	12.0%
Japan / Australia	2.4%	8.4%	4.4%
Holand	9.1%	10.0%	9.4%
Canada	2.6%	8.4%	4.5%
Spain	6.4%	2.4%	5.1%
France	7.3%	1.1%	5.2%
Portugal	3.8%	1.7%	3.1%
Italy	0.7%	1.0%	0.8%
Austria	0.0%	1.4%	0.5%
Mid East	0.1%	0.1%	0.1%
Nordic Countries	0.5%	7.7%	2.9%

Trade Lines Distribution (Itaú + Itaú-BBA)

Foreign Fundings Raised in 2003

Among foreign fundings raised in 2003 we highlight the following:

Instrument	Coordinator	Amount US$ Million	Issue Date	Maturity Date	Coupon %

Fixed Rate Notes Cayman Branch(*)	Itau Grand Cayman and BNP Paribas	65	02/20/03	0819/03	6.000%
Fixed Rate Notes Cayman Branch	Standart Bank	150	05/28/03	11/29/04	5.000%
Medium Term Notes	Itaubank and Itaú Europa	100	05/08/03	05/07/04	5.250%
Euro Certificate of Deposit	Itaubank and JP Morgan Chase	278
Structures Notes		28
Physical Cds		364
Time Deposit		32

Total		1,017

(*) Amount in US$ equivalent to E$ 60 Million

Activities Abroad and Foreign Exchange

Banco Itaú Buen Ayre

During the second quarter of 2003, inflation was kept under control and the Argentine peso continued to appreciate against the U.S. dollar. This appreciation affected the result for the first half of 2003, resulting in foreign exchange losses of US$ 16 million on assets subject to the U.S. dollar, which were partially offset by the partial reversal of US$ 12 million of the provisions previously recorded on the bonds received to compensate the losses on credit operations, due to the negotiation value of this market instrument.

Balance Sheet	US$ Million

Exchange Rate Parity Peso/US$	2.7857			2.9861	3.9079	3.0061
	Jun 30, 03			Mar 31, 03	Jun 30, 02	Mar 31, 02
ASSETS	Pesos	US$	Total	Total	Total	Total
Current and Long Term Assets	207	156	363	313	249	274
Cash and cash equivalents	46	25	71	57	21	31
Interbank Funds Applied	9	2	11	2	13	12
Securities	23	83	106	111	89	90
Interbank and Interbranch Accounts	3	1	4	2	3	9
Loan and Leasing Operations	154	40	194	158	126	145
Allowance for loan losses	(42)	(4)	(46)	(45)	(20)	(21)
Prepaid Expenses	1	-	1	1	-	-
Other Assets	13	9	22	28	16	9
Permanent Assets	51	-	51	38	32	22

Total Assets	258	156	414	351	281	296
	Jun 30, 03			Mar 31, 03	Jun 30, 02	Mar 31, 02
LIABILITIES	Pesos	US$	Total	Total	Total	Total
Current and Long Term Liabilities	255	50	305	249	165	186
Deposits	235	35	271	221	129	164
Borrowing	-	11	11	10	13	13
Other Liabilities	20	4	24	18	22	9
Stockholder’s Equity	109	-	109	102	116	111
Capital and Reserves	113	-	113	105	42	50
Recurring Result of the Period	(4)	-	(4)	(3)	1	1
Extraordinary Result of the Period	-	-	-	-	74	60
Total Liabilities	364	50	414	351	281	296

Loan and Leasing Operations
	Jun 30, 03			Mar 31, 03	Jun 30, 02	Mar 31, 02
BREAKDOWN	Pesos	US$	Total	Total	Total	Total
Individuals	30	0	30	32	27	49
Companies	124	40	164	125	99	96
Total	154	40	194	158	126	145
Allowance for Loan Losses
	Jun 30, 03			Mar 31, 03	Jun 30, 02	Mar 31, 02
BREAKDOWN	Pesos	US$	Total	Total	Total	Total
Individuals	(4)	(0)	(4)	(30)	(19)	(20)
Companies	(38)	(4)	(43)	(15)	(1)	(1)
Total	(42)	(4)	(46)	(45)	(20)	(21)

Credit Portfolio Composition by Risk Level
	Jun 30, 03									Total
	AA	A	B	C	D	E	F	G	H	Portfolio
Portfolio - Individuals	-	-	25	0	0	0	0	0	4	30
Portfolio - Companies	52	23	29	12	26	0	22	0	0	164
Portfolio - Total	52	23	53	13	26	0	23	0	4	194
Allowance	-	(0)	(1)	(0)	(3)	(0)	(11)	(0)	(4)	(19)
Excess Allowance	-	-	(25)	(0)	(0)	(1)	(0)	(0)	-	(27)
Allowance - Total	-	(0)	(25)	(1)	(3)	(1)	(12)	(0)	(4)	(46)

	Mar 31, 03									Total
	AA	A	B	C	D	E	F	G	H	Portfolio
Portfolio - Individuals	-	-	24	1	0	0	0	0	6	32
Portfolio - Companies	33	11	23	10	26	0	23	0	0	125
Portfolio - Total	33	11	47	11	26	0	24	0	7	158
Allowance	-	(0)	(0)	(0)	(3)	(0)	(12)	(0)	(7)	(22)
Excess Allowance	-	-	(21)	(1)	(0)	(0)	(0)	(0)	-	(23)
Allowance - Total	-	(0)	(22)	(1)	(3)	(0)	(12)	(0)	(7)	(45)

Relevant Data
	Jun 30, 03	Mar 31, 03	Jun 30, 02	Mar 31, 02
Recurring net income per quarter (In US$ Million)	(1)	(3)	-	1
Extraordinary net income per quarter (In US$ Million)	-	-	14	60
Net Distribution
Branches	78	78	78	78
CSBs	24	24	24	25
Automated Teller Machines	224	247	300	300
Employees	1,019	1,013	1,075	1,228

Ownership Structure

Ownership Structure

Ownership Structure

Banco Itaú Holding conducts its performance strategy in order to balance growth with profitability, aiming at creating value to the stockholder over the long-term. According to the chart below, the total number of shares in circulation was practically stable in the 2nd quarter of 2003 and increased 2.8% in comparison to June 30, 2002, mainly due to the issuance of shares related with the association with BBA Bank.

	Jun 30, 03	Mar 31, 03	Jun 30, 02
Stockholder’s	57,764	56,580	58,010
Outstanding Preferred Shares (in thousand)	53,104,087	52,809,600	49,327,074
Outstanding Common Shares (in thousand)	61,286,939	61,300,510	61,968,021
Outstanding Shares (in thousand)	114,391,026	114,110,110	111,295,095
Preferred Shares in Treasury (in thousand)	1,793,700	2,088,188	2,125,757
Common Shares in Treasury (in thousand)	64,896	697,806	30,296
Shares in Treasury (in thousand)	1,858,596	2,785,994	2,156,053

Itaúsa - Investimentos S.A. (in thousand)	53,246,417	2,803	53,249,220
Free Float (in thousand)	8,040,522	53,101,284	61,141,806

		Família E.S.A	|	Free Float
		59.93% Common Shares 32.11% TOTAL	| |	40.07% Common Shares 84.07% Preferred Shares
|
			Itaúsa	|	Free Float
			86.88% Common Shares 46.55% TOTAL	|	13.12% Common Shares 99.99% Preferred Shares
|
Banco Itaú Holding
				|	100.00% Common Shares 100.00% TOTAL
Banco Itaú
|

|	|	|	|	|	|	|	|
Banco Banerj	Banco Bemge	Banco Banestado	Banco Beg	Banco Itaú Europa	Itaú Bank	Banco Itaú Buen Ayre	Banco BBA
100.00% Common Shares 100.00% TOTAL	99.88% Common Shares 99.85% TOTAL	99.25% Common Shares 97.40% TOTAL	99.07% Common Shares 98.84% TOTAL	19.53% Common Shares 19.53% TOTAL	100.00% Common Shares 100.00% TOTAL	100.00% Common Shares 100.00% TOTAL	50.00% Common Shares 95.75% TOTAL
|

		|	|	|	|	|	|
		Itaú Corretora de Valores	Cia. Itauleasing	BFB Leasing	Itaú Banco de Investimento	Itaucard	Credicard
		99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	33.33% Common Shares 33.33% TOTAL

		|		|		|
		Itaú Capitalização		Itaú Seguros		Itaú Previdência e Seguros
		99.99% Common Shares 99.99% TOTAL		100.00% Common Shares 100.00% TOTAL		99.99% Common Shares 99.99% TOTAL

Obs: The percentage above refers to the total of direct and indirect participation.

Risk Management

Risk Management

Market Risk

Domestic Market

At the end of the second quarter of 2003, The Monetary Policy Committee (Copom) started the process of decreasing the basic interest rates, reducing the Selic rate from 26.5% p.a. to 26.0% p.a. Likewise, in the USA the rates were reduced from 1.25% p.a. to 1.00% p.a., the lowest level in the last 45 years.

The financial market experienced a relatively stable quarter, with short periods of stress only in the political scene, with the advance of the discussion of reforms. This environment caused a fall in the US dollar quotation and a decrease in volatility in practically all markets.

The table below presents an analysis of risk positions resulting from commercial operations and those linked to the management of the related risks (Structural Gap) in Brazil, calculated using the proprietary models. The decline of the overall VaR is the result of the reduction in volatility that occurred in the period, and still represents a very small percentage of the Institution’s Net Equity.

Structural Gap VaR(*)

R$ Million
	Jun 30, 03	Mar 31, 03
Fixed Rate Risk Factor	4.9	4.9
Benchmark Rate (TR) Risk Factor	17.1	27.7
Foreign Exchange Risk Factor	25.6	55.1
Diversification Impact	(24.3)	(44.0)
Global VaR	23.2	43.7

The trading desks for the bank’s own portfolio, illustrated below, seek the best alternatives from among the various business opportunities available in the domestic and international markets, in addition to managing the risk of structured instruments offered to customers. Despite the fact that it is more susceptible to market conditions, the portfolio is the most liquid, and its management is more dynamic.

The lower volatility in the period together with the active risk management of the portfolio caused the reduction in the average overall VaR. These values at risk for the trading portfolios of the bank are very small, representing a small portion of the capital of the bank.

Own Portfolio Trading Desk VaR(*)(**)

R$ Million
	2nd Q./03	1st Q./03
Fixed Rate Risk Factor	1.0	0.6
Foreign Exchange Risk Factor	1.5	3.0
Equities Risk Factor	1.9	1.3
Benchmark Rate (TR) Risk Factor	0.1	0.0
Diversification Impact	(1.6)	(1.5)
Global VaR	3.0	3.5
Maximum Global VaR	6.1	6.2
Minimum Global VaR	1.5	2.1

(**) Only the principal risk factors are shown. Other factors are immaterial in relation to the total risk.

International Market

In the 2nd quarter the world economy demonstrated a slow recovery. The United States did not achieve growth rates sufficient to reach the Potential GDP in a sustainable way, despite the successive cuts in the basic interest rates and an aggressive reduction in the tax burden. The European and Japanese economies also did not demonstrate convincing growth rates.

The markets of Brazilian sovereign debt bonds did not repeat the behavior of the 1st quarter. The trend is toward accommodation, after the increase in prices observed in the prior period. The CBOND, for example, peaked at a 40.34% increase in the year, reaching 92.78% of face value, according to Bloomberg data. However, it ended the first quarter quoted at 88.13%, with a 33.31% accumulated increase.

The overall Overseas risk, made up of the branches in Grand Cayman and New York and Itaú Bank, showed a slight increase in the 2nd quarter, however the composition of the portfolio shows that Itaú maintained a conservative policy, since there were not great fluctuations in the Maximum and Minimum Overall VaR.

Overseas VaR(*)

US$ Million
	Jun 30, 03	Mar 31, 03
Sovereign Risk Factor	9.2	5.9
Libor Risk Factor	0.4	0.4
Diversification Impact	(0.5)	(0.3)
Global VaR	9.1	5.9
Maximum Global VaR	10.2	10.9
Minimum Global VaR	5.6	4.0

The conservative management of market operations, together with the stability in the European scenario, kept the Overall VaR of Itaú Europa stable at low levels. The band of VaR oscillation rates in the 2nd. quarter (Maximum overall VaR less Minimum overall VaR) reinforces the preoccupation of the Institution in maintaining a low risk portfolio.

Banco Itaú Europa VaR(*)

US$ Million
	Jun 30, 03	Mar 31, 03
Euribor Risk Factor	0.0	0.1
Libor Risk Factor	0.0	0.1
Sovereign Risk Factor	0.1	0.2
Diversification Impact	(0.0)	(0.1)
Global VaR	0.2	0.2
Maximum Global VaR	0.3	0.9
Minimum Global VaR	0.2	0.1

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.

Risk Management

The monetary policy of the Argentina Central Bank (BCRA), which maintained negotiations with the IMF in a favorable climate, together with the economic policy of the new government, permitted the continued stability in the Argentine market in the 2nd quarter. The trend of decrease in the exchange rate at the beginning of this quarter and its later stabilization below 2.90 corroborated the market optimism, justifying the maintenance of the bank’s exposure in Pesos, noted at the end of the 1st quarter. The increase in Maximum Overall VaR is due to the increase in volatility caused by an expected agitation in the market in the period close to the election of the new government, when the maximum rate was achieved, returning to the levels presented at the end of the 1st quarter in the subsequent period. We emphasize that Itaú maintained its conservative policy, and the Overall VaR remained at the same levels as in the prior quarter.

Banco Itaú Buen Ayre VaR(*)

US$ Million
	Jun 30, 03	Mar 31, 03
Libor Risk Factor	0.1	0.1
Peso Risk Factor	0.4	0.3
Diversification Impact	(0.1)	(0.1)
Global VaR	0.4	0.3
Maximum Global VaR	0.6	0.4
Minimum Global VaR	0.4	0.1

Itaú-BBA

In this first half of 2003, Itaú BBA maintained outstanding performance in the domestic and international markets, with respect to both its trading strategies and its risk management strategies arising from operations with corporate customers, thus providing an excellent risk/return relationship for its treasury positions.

Regarding trading strategies, participation in the following markets should be highlighted: (1) exchange, (2) price indices and (3) external debt bonds and their derivatives  futures and options. Regarding trading for customers, exchange and international trading, the sophistication of Itaú BBA’s treasury made the product offering more structured and complex, to meet the needs of each customer of the institution.

The decrease in the volatility levels of the various markets observed in the 2nd quarter generated a decrease in the Overall VaR of the institution in relation to the prior quarter. For the fixed risk rate factor and exchange variation risk factor, which had increased VaR for the period, a change in the composition of their portfolios can be noted.

It should also be emphasized that the Overall VaR of Itaú BBA represents only around 1%, of the net equity of the institution.

R$ Million
	Jun 30, 03	Mar 31, 03
Fixed Rate Risk Factor	6.7	6.6
Exchange Indexation Risk Factor	1.1	3.8
Exchange Variation Risk Factor	15.3	7.7
Equities Risk Factor	1.8	2.9
Sovereign Risk Factor	3.8	9.2
Diversification Impact	(6.7)	(6.5)
Global VaR	21.9	23.7
Maximum Global VaR	37.2	34.2
Minimum Global VaR	10.6	11.8

Itaú Holding

The table below shows the consolidated VaR of Structural Gap of Itaú with the risk positions of Itaú BBA. As we can see, the diversification of risks of the two business units is significant, permitting the Conglomerate to maintain a very reduced total exposure to market risk when compared to the Capital of the Institution.

Itaú Holding VaR(*)

R$ Million
Jun 30, 03
Fixed Rate Risk Factor	6.1
Benchmark Rate (TR) Risk Factor	17.1
Exchange Indexation Risk Factor	30.4
Diversification Impact	(27.0)
Global VaR	26.6

Back Testing

The efficiency of the Value at Risk model is proven using back-testing techniques which compare actual daily gains and losses with the percentage in cases where the result fell outside pre-established maximum loss limits. The number of violation of the established VaR limits should agree within a pre-established margin of safety, using a level of confidence of 99%.

To illustrate the reliability of the risk measures generated by the models used by Itaú, we present the back-testing graphs for the structural positions in the fixed-rate, U.S. dollar, TR and total markets for the period from July/02 to June/03.

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.

PriceWaterhouseCoopers

	| | | | | |	PricewaterhouseCoopers Av. Francisco Matarazzo, 1700 Torre Torino Caixa Postal 61005 05001-400 São Paulo, SP - Brasil Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

August 01, 2003

To the Board of Directors and Stockholders

Banco Itaú Holding Financeira S.A.

1.	In connection with our audit of the financial statements of Banco Itaú Holding Financeira S.A. and its subsidiary companies (consolidated) as of June 30, 2003, on which we issued an unqualified opinion dated August 1, 2003, we performed a review of the supplementary information included in Management’s Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiary companies.

2.	Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management’s Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiary companies, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank and its subsidiary companies’ financial position and operations. The supplementary information included in Management’s Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the quarterly information.

3.	On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements taken as a whole.

4.	We have previously reviewed the supplementary information included in Management’s Reports on the Consolidated Operations as of June 30, September 30 and December 31, 2002 of Banco Itaú S.A. and its subsidiary companies (consolidated) and issued our reports without exceptions dated August 2, November 1, 2002 and March 7, 2003, respectively. This supplementary information for 2002 is presented for comparative purposes with that related to June, 30 and March 31, 2003 of Banco Itaú Holding Financeira S.A., which became the sole shareholder of Banco Itaú S.A., as described in Note 1.

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5

Ricardo Baldin Partner CRC 1SP110374/O-0